Annual Report 2025



January to December 2025



INDEX

INDEX



1- INTRODUCTION

1.1 CEO LETTER TO SHAREHOLDERS: SEALSQ Year-End Update and Outlook

Dear Shareholders,

As we close 2025, I would like to reflect on what has been a defining and transformative year for SEALSQ.

2025 marked a pivotal milestone in the execution of SEALSQ's long-term strategy to become a global reference platform for post-quantum secure semiconductors, trusted hardware, and quantum-resilient infrastructures.



Following our successful Nasdaq listing in 2023, in October 2025, SEALSQ's market valuation surpassed $1 billion and SEALSQ achieved a major capital markets milestone in 2025 with its upgrade to the NASDAQ top tier (Global Select Market). This uplisting reflects the Company's growing scale, governance standards, liquidity, and institutional relevance and we feel it marks a significant validation of our strategy, technology leadership, and long-term growth potential in the post-quantum and secure semiconductor markets. This milestone reflects increasing investor confidence in SEALSQ's positioning at the intersection of semiconductors, cybersecurity, and quantum resilience.

Throughout the year, SEALSQ achieved several strategic and operational milestones that significantly strengthened our technological leadership, market positioning, and long-term growth prospects.

A major highlight was the strategic acquisition of IC'Alps in mid-2025. This acquisition added approximately 100 highly skilled ASIC engineers and semiconductor experts to SEALSQ, significantly enhancing our chip design, customization, and innovation capabilities. As a result, SEALSQ now operates with a global workforce of approximately 300 employees across Europe, the Americas, and Asia, reinforcing our ability to deliver complex, mission-critical semiconductor solutions at scale.



In parallel, SEALSQ played a central role in the launch of its Quantum Fund in February 2025, subsequently evolving into a $100 million fund, designed to accelerate innovation across the quantum and post-quantum ecosystem. Within this framework, in addition to the aforementioned acquisition of IC'Alps, SEALSQ completed strategic investments in companies such as ColibriTD, EeroQ, WISeSat and WeCan, each selected for their ability to complement SEALSQ's core semiconductor roadmap while diversifying future revenue streams across defense, financial services, timing and sensing, and regulated digital infrastructures.

SEALSQ also made strategic investments in Quantix Edge Security and entered into partnerships with Quobly and Alpine F1, extending its technologies into sovereign edge cybersecurity, next-generation quantum hardware architectures, and extreme-performance real-time environments that validate SEALSQ's solutions under the most demanding operational conditions.

2025 also marked the commercial launch of SEALSQ's flagship post-quantum products, including the Quantum Shield QS7001™ secure microcontroller and the QVault™ Trusted Platform Module. Supported by European and U.S. personalization and test centers, these products initiate a clear growth phase driven by hardware revenues and recurring income from personalization, lifecycle management, licensing, and security services. Initially unveiled at the IQT Quantum + AI Conference in New York on October 20, 2025, the QS7001's commercial launch was announced during a dedicated event at the Las Vegas Grand Prix on November 21, 2025, where the first development kits were made available to customers for integration and application development. Since the commercial launch, it has seen a surge in the number of qualified leads and design-ins and, leading to the growth of pipeline of opportunities for QS7001 and Qvault TPM to $60 million as of December 31, 2025, for the period covering 2026 to 2028, up from approximately $11.4 million at the same time in the previous year, a strong indicator of accelerating demand for quantum resistant security solutions among global OEMs and enterprise customers. The QS7001 and Qvault TPM forms part of SEALSQ's total pipeline that, today, sits at an estimated $200 million for the period covering 2026 to 2028.

We are ending the year with a very strong balance sheet supported by a cash and short term investment position of over $425 million as of December 31, 2025, providing SEALSQ with the financial flexibility to execute its growth strategy, pursue selective acquisitions, and invest in breakthrough technologies.



Global Expansion

In addition to the growing interest in our PQC technology, 2025 marked a very significant increase in revenues from our PKI services offering, driven by contracts signed with companies including Landis+Gyr, Hager, Wago, Delta Dore, Warema, Tedee and Digi, among others.

A cornerstone achievement in 2025 was the launch of SEALSQ's "Made in USA" strategy, including the development of a localized U.S. Quantum RootKey, strategic partnerships with Trusted Semiconductor Solutions (TSS), and expanded investment in EeroQ to build and deploy a sovereign quantum platform in the United States aligned with national security and regulatory requirements.

SEALSQ also signed a term sheet with Kaynes Semiconductors to establish a Joint Venture in India aimed at deploying the QS7001™ post-quantum secure microcontroller to Indian enterprises and government organizations, with an executive and technical delegation trip scheduled for January 2026.

Recognizing the systemic risks posed by quantum computing to global financial infrastructure, SEALSQ's strategic investment in WeCan has developed with plans initiated for the joint development of a post-quantum security solution specifically designed for the financial sector.

To structurally connect innovation, industrialization, capital, and sovereignty, SEALSQ continued to expand its Quantum Corridor initiative, linking investments, acquisitions, R&D, and industrial capabilities across Spain (Murcia), Toulouse, Provence, Grenoble, Geneva, and Chicago, creating a resilient transatlantic backbone for post-quantum technologies.

SEALSQ further reinforced its leadership role by convening and organizing the SEALSQ Davos Quantum Roundtable (www.quantumdavos.com), bringing together governments, industry leaders, investors, and researchers to address the future of quantum computing, the risks associated with Q-Day, and the investment required to ensure a secure transition.



Looking Ahead

As we enter 2026, SEALSQ is well positioned to accelerate commercialization, expand production and personalization capacity, and deepen partnerships with governments, enterprises, and ecosystem leaders worldwide. The convergence of post-quantum cryptography, secure semiconductors, AI, and quantum computing is no longer theoretical; it is happening now, and SEALSQ is at its center.

On behalf of the entire SEALSQ management team and Board of Directors, I would like to sincerely thank our employees, partners, customers, and shareholders for their trust, commitment, and continued support throughout this remarkable year.

We wish you a secure and prosperous 2026.

Sincerely,

Carlos Moreira
Founder and Chief Executive Officer
SEALSQ Corp





Carlos Moreira
CEO

1.2 | OVERVIEW



SEALSQ was established to combine decades of expertise in cryptographic security and trusted digital infrastructure. Headquartered in Switzerland, SEALSQ operates across Europe, the United States and the APAC region. SEALSQ's solutions provide the foundation of digital trust for businesses and governments worldwide.

SEALSQ generates revenues from the design and sale of semiconductor secure chips and from Digital Certificates, Software as a Service, Software licenses and Post-Contract Customer Support (PCS) for cybersecurity applications.

SEALSQ's comprehensive portfolio, which includes secure microcontrollers, PKI services, compliance with IoT standards like Matter, GSMA eUICC root certificates, tailored ASICs, and post-quantum cryptography capabilities, uniquely positions SEALSQ to address evolving market needs. SEALSQ has a comprehensive range of secure elements, smart card products, and open ARM platforms offering advanced standards of security, including quantum-proof cryptography.

Its principal activities include design, development, and marketing of semiconductor systems, with manufacturing outsourced to third-party foundries. Its main categories of products sold and/or services performed for each of the last three financial years are:

- Semiconductors secure chips design and sales
- Cloud-based authentication certificates and certificate management platform
- ASICs custom design

Revenue contributions by category for each of the last three financial years were as follows:

Product category	2025	2024	2023
Secure chips	78%	100%	100%
Certificates	2%	<1%	<1%
ASIC Design	20%	-	-

The following table shows SEALSQ's revenues by geography, based on customers' billing addresses:

Geography	2025	2024	2023
North America	57%	68%	55%
Europe, Middle East & Africa	24%	17%	33%
Asia Pacific	18%	15%	12%
Latin America	1%	-	-

SEALSQ's strategy involves (i) developing post-quantum technology hardware and software solutions and (ii) using its cash and other sources of liquidity to maximize shareholder value, including through potential investment and/or acquisition opportunities.

As of March 25, 2026, SEALSQ has raised over $575 million in cash since November 2024 to accelerate development and strategic investments. It ended the year with a strong cash position of $417.7 million as at December 31, 2025.







Post-Quantum Technology Hardware and Software Solutions

SEALSQ is a leading innovator in post-quantum technology hardware and software solutions. This technology seamlessly integrates Semiconductors, PKI, and Provisioning Services, with a strategic emphasis on developing state-of-the-art quantum-resistant cryptography and semiconductors designed to address the urgent security challenges posed by quantum computing. SEALSQ's products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

These capabilities, combined with SEALSQ's entry into the TPM market through the QVault™ Trusted Platform Module and the commercial launch of the Quantum Shield QS7001™ secure microcontroller in Q4 2025, form the basis for strong growth potential and market leadership in the cybersecurity and IoT sectors.
As of December 31, 2025, the estimated pipeline for QS7001 and QVault TPM exceeded $60.0 million (for the years 2026–2028), forming part of the Company's total estimated pipeline of $200 million for the same period. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

What does SEALSQ do?

As a fabless semiconductor innovator, SEALSQ designs and markets secure microcontrollers and hardware architectures to anchor digital trust in a quantum-threatened world. SEALSQ's comprehensive portfolio, which includes secure microcontrollers, PKI services, compliance with IoT standards like Matter, GSMA eUICC root certificates, tailored ASICs, and post-quantum cryptography capabilities, uniquely positions the Company to address evolving market needs.

SEALSQ's strategy is to offer off-the-shelf or custom-designed FIPS and Common Criteria certified quantum-resistant secure hardware, integrated within a vertical trust services ecosystem featuring a post-quantum root of trust, managed PKI services, and secure chip personalization and testing capabilities.

While the global embedded security chip market is projected to reach $12.6 billion by 2030, very few suppliers can offer certified, secure products, which makes the segment a good opportunity for innovative players capable of offering compliance with standards and responding to emerging threats like quantum computers. As a result of SEALSQ's strengthened market capitalization, boosted by the market's recognition of the risks posed by quantum computers and the need for new secure microcontrollers to protect against these, SEALSQ was able to raise over $575 million in cash since November 2024 in order to accelerate development and execute strategic investments that strengthen its growth pipeline.



In Q4 2025, SEALSQ commercially launched the Quantum Shield "QS7001", the industry's first quantum-resistant hardware platform embedding post-quantum cryptographic algorithms at hardware level. SEALSQ has also developed an estimated multi-million-dollar pipeline for this product and its upcoming Trusted Platform Module ("TPM") version to be launched in 2026, with prominent players like Eviden (ATOS Group) or Trusted Semiconductor Solutions ("TSS") confirming their strong interest for the QS7001. These pipeline figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

SEALSQ has also allocated over $100 million to invest and develop technological partnerships with other Quantum companies. In Q1 2025, SEALSQ invested in ColibriTD, a French Quantum-as-a-Service ("QaaS") company, co-developing a revolutionary approach to improve semiconductor wafer yields with SEALSQ. In August 2025, SEALSQ completed the acquisition of 100% of IC'Alps SASU ("IC'Alps"), a French ASIC design specialist. This acquisition aligns with SEALSQ's custom chips (ASIC) development strategy, leveraging IC'Alps' expertise and footprint in medical, automotive, and IoT applications. At the end of Q4 2025, SEALSQ invested $1 Million in EeroQ, a US based Quantum computer company, and announced a bold strategy to bring together post-quantum security with quantum computing science.

On September 25, 2025 SEALSQ also signed a €40 million investment deal to develop Spain's first post-quantum, semiconductor personalization center through the joint venture Quantix Edge Security. The investment contribution is expected to be €20 million from the Spanish Government, €10 million from WISeKey and SEALSQ, and €10 million from partners OdinS and TProtege. This personalization center facility will focus on post-quantum chip design using RISC-V and meeting Common Criteria and NIST standards. SEALSQ anticipates generating revenue from this project by invoicing its professional services and licensing IPs to the joint venture. In the year ended December 31, 2025, SEALSQ had transferred €0.75 million in relation to this investment deal.

On November 6, 2025, SEALSQ invested $10 million into WISeSat to support the development of a secure satellite network designed to combat future quantum computing threats with a focus on delivering secure, post-quantum IoT communication and satellite-as-a-service.

SEALSQ delivers integrated digital security solutions that combine four critical components into a unified offering: Root of Trust, Secure Chips, trusted Identity Generation and Management (PKI), and Personalization Services. Together, these components ensure the confidentiality, integrity, and authenticity of connected devices and digital communications.

SEALSQ offerings are structured around four foundational technology pillars:

SEALSQ's Swiss-based Root of Trust:

Public Key Cryptography and Digital Certificates are used to encrypt or digitally sign any information such as communication data or device firmware updates. These processes rely on the concept of "Digital Trust" and "Root of Trust" as the only way to ensure trusted data is coming from authentic devices, or to safely apply a firmware update.





SEALSQ's Root of Trust offers neutrality, reliability, and is certified by leading industry standards such as WebTrust (browsers), Matter (Smart Home), and Wi-SUN (Smart Grid). In November 2025, SEALSQ also launched a sovereign U.S.-based Post-Quantum Root of Trust capable of supporting U.S. government agencies and enterprises in managing quantum-secure digital identities.

Public Key Infrastructure services:

Leveraging this Root of Trust, SEALSQ offers a SaaS solution to issue and manage cryptographic credentials that authenticate users, devices, and systems. SEALSQ's platform uses quantum-resistant cryptographic algorithms recommended by the National Institute of Standards and Technology (NIST). These include integration of ML-KEM (Kyber) and ML-DSA (Dilithium) into the INeS PKI platform for hybrid classical & post-quantum certificates.

Personalization Services:

SEALSQ proposes industrial-scale systems for embedding digital identities into secure microcontrollers, enabling seamless integration and secure operation at scale. This includes the INeS Box for secure factory-floor provisioning and localized personalization capabilities supporting zero-touch onboarding. Supported by European and U.S. personalization and test centers, these services drive recurring revenue from personalization, lifecycle management, licensing, and security.

Certified secure microcontrollers:

Designed to protect and store digital identities, SEALSQ's certified secure microcontrollers ensure robust authentication for connected devices and systems. Key products include the VaultIC range designed for IoT applications, and SEALSQ's new line of quantum-resistant microcontrollers featuring the QS7001 (launched commercially in November 2025 with development kits available) and the upcoming QVault TPM (scheduled for launch and production in 2026). The QS7001 leverages a secure 32-bit RISC-V core, delivering up to 10× higher performance than software-based PQC implementations.

Which industries does SEALSQ serve?

SEALSQ serves high-growth industries requiring secure, scalable, and certified solutions. SEALSQ's products and services contribute to securing billions of connected objects today: luxury products, routers, gateways, utilities meters, E.V. chargers, drones, authentication dongles, storage memory USB sticks, medical devices, connected door-locks, and a variety of other electronic consumers devices. Additional applications include defense, financial services, timing and sensing, and regulated digital infrastructures.









Some examples of the use cases of SEALSQ's products are as follows:

- Smart Homes & Consumer Electronics: SEALSQ products help device makers accelerate time to market and reduce costs by easing compliance with the increasingly adopted Matter protocol, which ensures secure and seamless interoperability across connected devices. Since every Matter-certified device is mandatorily provisioned with a unique Device Attestation Certificate (DAC) issued by a CSA-approved PKI authority, this represents a direct and captive addressable market: according to ABI Research, more than 5.5 billion Matter-compliant devices are projected to ship between 2022 and 2030 each requiring a PKI-issued certificate — making device attestation one of the most structurally guaranteed growth opportunities in IoT security. In 2025, SEALSQ achieved 8 new design-wins in the Matter ecosystem (versus 5 in 2024).

- Automotive: Securing Plug-and-Charge infrastructure (EV Charging stations), a sector expected to grow at a 36% CAGR through 2030.

- IoT and Smart Cities: Protecting billions of IoT devices, with the number of connected devices requiring protection set to reach more than 29 billion units by 2027.

- Critical Infrastructure: Securing smart grids and utilities through FIPS 140-3 certified solutions.

- Healthcare: Enabling secure communication for medical devices and sensitive patient data.

- Industrial IoT: Providing tamper-resistant chips for sensors and mission-critical systems.

- Drones & Robotics: Long term security partner of leading drone company PARROT, SEALSQ stands on the forefront of securing UAVs and Robots.





Smart Home
Smart Grid
EV Charging
Military & Government
Inventec
Landis+Gyr
VESTEL
Parrot
IP Protection
Anti-Counterfeiting
Healthcare
Secure Access:
cisco
SIEMENS
Medtronic
LEGIC



SEALSQ's Key Differentiators and Value Proposition

Digital Security "PURE" player:

SEALSQ focuses only on security, unlike its biggest hardware competitors who specialize in a broad range of embedded components.

Digital Security "FULL" player:

The only market player integrating all aspects of a connected device's security from the Root of Trust to the Secure Elements (secure microcontrollers), including PKI Services and industrial-scale personalization services. This end-to-end approach streamlines security deployment for connected devices and systems, reducing complexity and enhancing protection.

Post-Quantum Technology:

A key focus and competitive differentiator. SEALSQ commercially launched the QS7001 in Q4 2025, achieving significant early traction with an estimated $60.0 million pipeline for QS7001 and QVault TPM as of December 31, 2025. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

Fabless:

A cost-efficient, flexible business model focusing on the core profit area of the value chain (semiconductor design and trust services).

Customization / ASICS:

SEALSQ designs and delivers tailor-made chips to meet the specific performance and security needs of its clients. The acquisition of IC'Alps in mid-2025 added approximately 100 ASIC engineers, enhancing custom chip design capabilities in high-reliability sectors including healthcare, security, and post-quantum platforms. IC'Alps renewed ISO 9001, ISO 13485, and EN 9100 certifications in Q4 2025.

Neutral Root of Trust:

SEALSQ's Swiss-based Root of Trust, accredited by numerous industry ecosystems or standards such as WebTrust, Matter, GSMA and Wi-SUN, supports compliance, neutrality, and reliability. A U.S.-based sovereign post-quantum Root of Trust initiative was launched in November 2025.

These differentiators allow SEALSQ to serve highly demanding global customers such as CISCO, THALES, SIEMENS, TOSHIBA, and Landis & Gyr. Additional partners and customers who engaged in discussions for SEALSQ's products in 2025 included Eviden (Atos Group), Kaynes Semiconductor, Trusted Semiconductor Solutions and Lattice Semiconductors.



2- MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis ("MD&A") is intended to provide a reader of SEALSQ's financial statements with a narrative explanation from management's perspective of the financial and other significant factors that have impacted and could impact the company's performance.

The following discussion of SEALSQ's financial condition and results of operations is based upon, and should be read in conjunction with, the SEALSQ Group's audited consolidated financial statements and notes thereto for the year ended December 31, 2025.

2.1 FY2025 KEY MILESTONES



The key highlights of the year ended December 31, 2025 ("FY2025") are:

Launch of the Quantum Shield QS7001, the world's first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (CRYSTALS-Kyber) and ML-DSA (CRYSTALS-Dilithium) directly in hardware, in Q4 2025

$417.7 million cash balance

66% increase in revenue from prior year, reaching $18.3 million revenue compared to $11.0 million in the year ended December 31, 2024 ("FY2024"). FY2025 revenue includes 5 months of revenue of IC'Alps, which the SEALSQ Group acquired on August 4, 2025.

$30 million strategic investments in IC'Alps, EeroQ, the WeCan Group, WISeSat.Space (WISeSat), Quantix Edge Security and ColibriTD.

$12.5 million investment in R&D for the development of our post-quantum chip and next generations. This investment is essential to develop the next-generation product range and support growth in future years.

In 2025, SEALSQ significantly strengthened its vertical Quantum platform strategy, expanding beyond its established hardware Root of Trust leadership toward full-stack quantum integration, from secure silicon to Qubit generation, interconnected through a sovereign Quantum Highway. To accelerate this vision, the SEALSQ Group initiated targeted investments across the quantum value chain including:

Foundational Layer: Post-Quantum Silicon: SEALSQ reinforced its post-quantum semiconductor roadmap through investments to develop advanced cryptographic IP, next-generation secure chips, TPM architectures, and quantum-resistant chiplets. These investments aim to ensure long-term protection against emerging quantum threats to position SEALSQ as a leader in crypto-agile, quantum-secure silicon.





Computational Layer: Quantum Processing Ecosystems: SEALSQ began strategic participation in quantum processor ecosystems, including Qubit hardware platforms, and quantum-classical interface technologies. This ensures exposure to Qubit generation and secure orchestration layers, extending SEALSQ's security architecture from device authentication to quantum computing as a service.

Together, these initiatives and investments advance SEALSQ's objective of building a vertically integrated quantum-secure ecosystem, securing identity at the silicon level, protecting communications in transit, and enabling trusted access to quantum processing environments. This strategy aims at positioning SEALSQ as a key architect of next-generation digital trust infrastructure in the emerging quantum era.

A summary of the key performance metrics of the Group is set out in the table below:

	12 months ended December 31,	
US GAAP ($'000)	2025	2024
Net sales	18,252	10,981
Gross profit	8,630	3,728
Operating loss as reported	(39,799)	(17,191)
Net loss as reported	(34,194)	(21,201)
Cash and cash equivalents	417,657	84,624

2.2 | DISCUSSION & ANALYSIS



Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2025 were $417.7 million, compared to $84.6 million at December 31, 2024. SEALSQ's strong cash balance at the end of 2025 is mainly due to the cash injection from three Registered Direct Offerings, several warrant exercises, and an ATM equity offering program implemented in May 2025. SEALSQ expects to use this liquidity to fund its operations, support its R&D expenses for the next-generation solutions, develop its sales team and finance its M&A activity.
The most significant sources of funding of the Group are external financing, customer sales, and research tax credits provided by the French government. It is anticipated that our ability to resort to external funding in future will be closely linked to the performance of the SEALSQ ordinary shares on the Nasdaq.

Revenue

Total revenue for the year ended December 31, 2025 was $18.3 million, an increase by $7.3 million or 66% from prior period. Revenue growth was driven by renewed demand across core semiconductor and PKI product lines, and five months of revenue contribution from IC'Alps (approx. $3.5 million) following its acquisition on August 4, 2025. The 2025 numbers continued to reflect the transitional period between the traditional product offerings and next-generation post-quantum semiconductor platforms, and included the first revenues from sampling the post-quantum technology products, with the transition expected to enter its commercialization phase with the first production revenues anticipated in the latter part of 2026.





SEALSQ is developing its next-generation secure semiconductors range built on the new Secure RISC-V CPU with a state-of-the art secure firmware stack on it, compliant with the Trusted Computing Group definition of a Trusted Platform Module 2.0 (TPM 2.0) and with the NIST FIPS 140.3 certification requirements, under the project name QUASAR for Quantum resistant Secure Architecture (see section 3.1.1.2 for detail).

Management believes that the QUASAR project, together with its M&A strategy to broaden its competence base (e.g. IC'Alps adding ASIC design to SEALSQ's service offering) and strategic investments in developing technologies and industries such as quantum computing (EeroQ, ColibriTD), decentralized data infrastructure (WeCan Group) and secure satellite services (WISeSat), are essential to future revenue growth. These investments are key to ensure that the Group remains competitive in the future because customers and IT providers are turning to more secure equipment.



For instance, Windows 11 requires a TPM 2.0 module as part of its minimum hardware specifications to support advanced platform security features such as hardware-based key protection and secure boot, a requirement that Microsoft has emphasized is essential for strengthening resistance to firmware-level threats[1].

In a similar vein, the U.S. Department of Defense ("DoD") mandates that new computing assets procured for DoD use include a Trusted Platform Module (TPM) version 1.2 or later where applicable under Defense Information Systems Agency (DISA) Security Technical Implementation Guides (STIGs). This policy reflects DoD's anticipation that TPM functionality — such as device authentication, integrity measurement, and cryptographic services — will contribute to securing information systems across its enterprise[2].





Moreover, our product development is also expected to help customers meet the CNSA 2.0 regulation. The Commercial National Security Algorithm Suite 2.0 (CNSA 2.0)[3], effective in 2022, establishes mandatory cryptographic standards for protecting classified and sensitive information within the United States and U.S. government-affiliated systems worldwide. It specifies algorithms standards to be used with regulatory deadlines requiring existing systems to begin transitioning by December 2025, all new acquisitions compliant by January 2027, and full adoption by 2031. Semiconductor customers supplying computing platforms, servers, and embedded devices must upgrade their technology to meet these standards, ensuring devices support the stronger cryptography and secure key management mandated by CNSA 2.0. Trusted Platform Modules (TPMs) provide an effective solution, offering hardware-based key storage, secure boot verification, and cryptographic acceleration, which enables platforms to implement CNSA-compliant algorithms securely and reliably. By integrating TPMs, manufacturers can comply with U.S. national security regulations across global deployments while future-proofing their devices against evolving cyber threats, making hardware security a critical component of both compliance and market viability.



---

1 Okemwa, K., (2024-12-4) "Microsoft makes its stringent TPM 2.0 Windows 11 upgrade requirement "non-negotiable" — potentially leading to the single biggest jump in junked and unsupported Windows 10 PCs". Windows Central (December 4, 2024), available at https://www.windowscentral.com.

2 US Department of Defense. DoD Instruction 8500.01, p. 43. (March 14, 2014), available at https://www.esd.whs.mil/Portals/54/Documents/DD/issuances/dodi/850001_2014.pdf .

3 National Security Agency. Commercial National Security Algorithm Suite 2.0 (CNSA 2.0) (September 7, 2022), available at https://media.defense.gov/2022/Sep/07/2003071834/-1/-1/0/CSA_CNSA_2.0_ALGORITHMS_.PDF





regulatory deadlines requiring existing systems to begin transitioning by December 2025, all new acquisitions compliant by January 2027, and full adoption by 2031. Semiconductor customers supplying computing platforms, servers, and embedded devices must upgrade their technology to meet these standards, ensuring devices support the stronger cryptography and secure key management mandated by CNSA 2.0. Trusted Platform Modules (TPMs) provide an effective solution, offering hardware-based key storage, secure boot verification, and cryptographic acceleration, which enables platforms to implement CNSA-compliant algorithms securely and reliably. By integrating TPMs, manufacturers can comply with U.S. national security regulations across global deployments while future-proofing their devices against evolving cyber threats, making hardware security a critical component of both compliance and market viability.

SEALSQ's customers have been involved in the QUASAR development to make sure that our new product range will suit their needs. With this strategy, SEALSQ expects to get their buy-in for our long-term product strategy but, in the short term, this has also led some customers to also prepare the transition into the next-generation products and some holdback on volumes are expected during this transition.

In the semiconductor industry, the development of a new product range involves complex engineering which takes months. The QUASAR project was launched in 2022. The design phase was completed in Q2 2024 as planned, with the first engineering samples available by Q4 2024; the first samples of QVault-TPM were shared with key customers in Q1 2025 and the QS7001, the world's first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware, was launched.

Revenue by region



SEALSQ's operations are global in scope and generate revenue from selling products and services across various regions. Operations in North America contribute the largest part of revenues (57% in 2025) and the second largest contributor is Europe, Middle East & Africa (24% in 2025).

Total revenue by geographic region for the fiscal years ended December 31, 2025, 2024 and 2023 is set forth in the following table:

Net sales by region $'000	For the year ended December 31,			
	2025		2024	
North America	10,487	57%	7,500	68%
Europe, Middle East & Africa	4,444	24%	1,839	17%
Asia Pacific	3,227	18%	1,642	15%
Latin America	94	1%	-	0%
Total net sales	**18,252**	*100%*	**10,981**	*100%*

Revenue by segment

In FY2025, the Semiconductors segment contributed 80% of SEALSQ's revenue with $14.7 million compared to $11.0 million in FY2024 and the ASIC segment contributed the remaining 20%, $3.6 million.







Semiconductors segment

SEALSQ recorded a significant increase from traditional chip sales revenue driven by existing customers, confirming the strength of its product portfolio and long-term customer relationships.

A major contributor to this growth was the 47% year-on-year revenue increase in Smart Card Reader SCR200 product, with strong volume increases at key customers such as Hirsh and AB Circle. These customers expanded their deployments during the year, resulting in a substantial uplift in recurring and project-based revenues.

Another contributor was the surge in demand for SEALSQ's Secure Elements (SE), particularly the VIC405 and VIC408 products, thanks to smart metering customers like Landis & Gyr and customers using the P25 Radio protocol in their project, where project ramp-ups and new deployments accelerated throughout 2025. The increased adoption reflects both market momentum in smart infrastructure and SEALSQ's strong positioning in secure metering solutions.

At the end of November 2025, SEALSQ completed the commercial launch of its Quantum Shield QS7001™ secure microcontroller, the industry's first quantum resistant hardware platform embedding post quantum cryptographic algorithms at hardware level, marking an important milestone in the expansion of its advanced security portfolio. The product has been well received by global partners and OEMs through the testing period, including Eviden (Atos Group), Authentrend, Capgemini Engineering, ColibriTD, FortifyIQ Inc., Granite River Labs, Kaynes Semiconductor, Landis+Gyr, Metavisio (Thomson Computing), PORTYQ, Quantix Edge Security, Serma Security, Trusted Semiconductor Solutions, and manufacturing partner UMC.

This early traction reflects both the relevance of the QS7001 to current market needs and the confidence customers place in SEALSQ's technology roadmap. To support customer evaluations and accelerate project development, SEALSQ has already delivered more than 10 development kits to key customers worldwide, covering multiple regions and application domains.

Additionally, SEALSQ continues growing its PKI Services globally, with particularly strong momentum in Smart Home devices based on the MATTER protocol. The INeS Box, SEALSQ's PKI on premise solution for secure, trusted factory provisioning, gained initial market share in Europe, with customers actively using the platform to support secure device onboarding for IoT applications. In parallel, strong interest emerged in Japan, driven by demand for PKI Services aligned with the MATTER and ECHONET Lite protocols. These developments confirm INeS Box's growing role as a strategic platform within SEALSQ's global PKI and smart home offering.

ASIC segment

The ASIC segment is a new revenue stream for the SEALSQ Group thanks to the acquisition of IC'Alps on August 4, 2025. SEALSQ therefore consolidated 5 months of ASIC revenue in FY2025 and expects a growing contribution to its group revenue as it will consolidate a full year's worth of ASIC revenue in 2026.

Performance in 2025 was impacted by a temporary slowdown in new ASIC requests, primarily driven by reduced R&D investment in the automotive sector amid broader industry challenges.



The outlook strengthened markedly in Q4 2025, fueled by positive feedback from long-standing customers on both the SEALSQ acquisition and the expanded opportunities in post-quantum cryptography (PQC) solutions made possible by the SEALSQ Group synergies. Quarterly revenue from the ASIC segment grew from $1.3 million in Q3 2025 to $2.3 million in Q4 2025.



Gross Profit

Gross profit increased by $4.9 million to $8.6 million in the year ended December 31, 2025 in comparison with a gross profit of $3.7 million in the year ended December 31, 2024. Gross profit margin increased by 13 percentage points from 34% in 2024 to 47% in 2025.

In 2024, gross profit margin in the Semiconductors segment decreased temporarily to 34% due to the costs of inventory that remained high, with some incompressible fixed costs, whilst our customers were using their own stock. In 2025, shipments of new products to these customers have resumed, contributing to the partial recovery of our margin to 37%. Gross margins in the ASIC segment are much higher, reaching 88% in the 5 months to December 31, 2025, which contributed to the significant increase in total gross margin. This is because the ASIC segment is sales are derived from a design service with very few costs directly attributable to sales.



Other operating income

There is no recurring other operating income that contributes to the SEALSQ Group's profit. In 2025, other operating income consisted of services provided to the WISeKey Group in an amount of $2.5 million and the release of unused provisions in an aggregate amount of $0.1. In 2024, other operating income consisted of services provided to the WISeKey Group in an amount of $0.2 million and the release of unused provisions in an aggregate amount of $0.1 million.

The significant increase in other income from services provided to the WISeKey Group is due to the transfer of central functions to SEALSQ when, up until 2024, these services were provided by the WISeKey Group and proportionately recharged the SEALSQ Group.

Research & development expenses



Research and development ("R&D") expenses include expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

R&D expenses increased by $5.1 million (net of stock-based compensation) between FY2024 and FY2025. This reflects the investment required to develop our next-generation products and solutions, especially our post-quantum QUASAR program, as well as the newly consolidated 5-month R&D expenses of IC'Alps. As detailed above, the commercial launch in Q4 2025 of the Quantum Shield QS7001™ secure microcontroller, the industry's first quantum resistant hardware platform embedding post quantum cryptographic algorithms at hardware level, was well-received in the industry, positioning SEALSQ as post-quantum technology leader.



R&D remains a large part of our operating expenses with $10.1 million (net of stock-based compensation) spent in the year ended December 31, 2025, representing 25% of total operating expenses net of stock-based compensation. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in semiconductor security solutions and future applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiaries SEALSQ France SAS and IC'Alps SAS are eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. The amount of the tax credit receivable has increased by $2.0 million in the year ended December 31, 2025, as a result of the consolidated 5-month research tax credits of IC'Alps and the increased expenditure on eligible research and development projects.

Selling & marketing expenses

Selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.



With a total of $9 million net of stock-based compensation, our S&M expenses increased by $3.5 million in comparison with 2024 S&M expenses of $5.5 million net of stock-based compensation. This increase reflects our continued efforts to build a stronger sales force, with the recruitment of a COO to lead a strategic expansion in the U.S., to support our revenue growth and the consolidation of IC'Alps sales force for the last 5 months of the year.

General & administrative expenses

General & administrative ("G&A") expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.



Net of stock-based compensation, our G&A expenses of $20.6 million has increased by $9.9 million compared to the $10.7 million G&A expense net of stock-based compensation for the year ended December 31, 2024. The increase in G&A expenses is primarily attributable to 2 factors: the recruitment of the management team and some central functions directly by SEALSQ Corp starting in January 2025 and the consolidation of 5 months of G&A expenses of IC'Alps. In prior periods, management services were provided by the Group's parent company and recharged to SEALSQ Corp.



In addition to these 2 key factors, the Group incurred $1.3 million in incremental legal and audit fees related to the acquisition of IC'Alps and various SEC filings associated with our funding facilities and investment strategy, such as Registered Direct Offerings, warrant inducement, and investments in the WeCan Group, ColibriTD, WISeSat.Space and IC'Alps.

G&A expenses remain and will remain high due to SEALSQ initiatives to expand our geographical footprint and revenue streams, including through M&A initiatives. These initiatives require specific professional expertise and legal advice which contribute to our G&A cost base.

Operating Results



As a result of the factors described in the above sections, our $39.8 million operating loss for the year ended December 31, 2025 increased by $22.6 million compared with our $17.2 million operating loss for the year 2024.

The main factor behind this increase in operating loss is the grant of a stock-based bonus in the form of options to all our staff. Following the significant changes in the SEALSQ Group and its valuation since its listing in 2023, management believes that such equity grants are an important incentive to recognize and reward the commitment of the company's staff. This grant resulted in a noncash stock-based compensation charge of $11.2 million. In addition, the factors outlined in the sections above—most notably the consolidation of IC'Alps from August 4, 2025 and the increase in G&A expenses—also contributed to the loss. These were partially offset by a total other operating income of $2.6 million, mostly relating to service recharges to the WISeKey Group.

Non-operating income and expenses



The net balance of our non-operating activities in the year ended December 31, 2025 was a net non-operating income of $5.6 million compared to a $0.9 million net income from non-operating activities in the year ended December 31, 2024. Out of the $6.5 million increase in non-operating income, $6.1 million is attributable to interest earned from the placement of our large cash balance.

Net Results

In the year ended December 31, 2025, the Company made a net loss of $34.2 million. This represents a $13.0 million increase in net loss compared to a net loss position of $21.2 million for the year ended December 31, 2024.
The increase in net loss is primarily attributable to the factors impacting operating loss, as outlined above, including a noncash stock-based compensation charge of $11.2 million and the consolidation of a net loss of $0.9 million in relation to IC'Alps, acquired in FY2025.



Consolidated Income Statement of SEALSQ Corp

US GAAP $'000	12 months ended December 31, 2025	2024	Year Variance
Net sales	18,252	10,981	66%
Cost of sales	(9,116)	(6,775)	35%
Depreciation of productions assets	(506)	(478)	6%
Gross profit	**8,630**	**3,728**	**131%**
Other operating income	2,607	359	626%
Research & development expenses	(12,477)	(4,985)	150%
Selling & marketing expenses	(12,768)	(5,453)	134%
General & administrative expenses	(25,791)	(10,840)	138%
Total operating expenses	**(48,429)**	**(20,919)**	**132%**
Operating loss	**(39,799)**	**(17,191)**	**132%**
Non-operating income	8,897	1,061	739%
Gain / (loss) on debt extinguishment	-	(100)	-100%
Interest and amortization of debt discount	(223)	(1,003)	-78%
Non-operating expenses	(3,083)	(883)	249%
Loss from before income tax expense	**(34,208)**	**(18,116)**	**89%**
Income tax expense	162	(3,085)	-105%
Equity in earnings of unconsolidated entities	(148)	-	+100%
Net loss	**(34,194)**	**(21,201)**	**61%**





Non-GAAP Financial Measures

In managing the business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures including EBITDA and adjusted net income. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. Management believes that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company's results of operations and the factors and trends affecting business. Management believes that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in the Company's underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled "Financial Reconciliation of GAAP to non-GAAP Results (unaudited)."

EBITDA is defined as Operating income/(loss) for the reporting period before depreciation and amortization for the same reporting period.

Non-GAAP to GAAP Reconciliations - SEALSQ Corp

(Million $)	12 months ended December 31,	
	2025	2024
Operating loss as reported	(39.8)	(17.2)
Non-GAAP adjustments:		
Depreciation expense	0.7	0.6
Amortization expense	1.5	-
EBITDA	(37.6)	(16.6)





Non-GAAP Financial Measures

In managing the business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures including EBITDA and adjusted net income. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. Management believes that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company's results of operations and the factors and trends affecting business. Management believes that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in the Company's underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this report in a schedule entitled "Financial Reconciliation of GAAP to non-GAAP Results (unaudited)."

EBITDA is defined as Operating income/(loss) for the reporting period before depreciation and amortization for the same reporting period.





2.3 | OUTLOOK FOR 2026 AND BEYOND





SEALSQ has entered 2026 with clear commercial momentum. The Company remains focused on scaling production, accelerating post-quantum innovation, expanding global partnerships, and securing its role as a leader in the emerging quantum-security infrastructure market. Q1 2026 revenue is expected to exceed $4 million, representing a substantial increase of over 100% on Q1 2025 and signaling accelerated demand across our traditional product portfolios, as our pipeline continues to grow with opportunities. Specifically, the anticipated Q1 2026 growth reflects expected increased revenue from Vault-IC secure element technology increasing as more objects require Internet secure connections and the full-quarter consolidation of IC'ALPS.

SEALSQ is a leading innovator in post-quantum technology hardware and software solutions. This technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art quantum resistant cryptography and semiconductors designed to address the urgent security challenges posed by quantum computing.



In 2025, SEALSQ marked a groundbreaking achievement with the introduction of the QS7001, the world's first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware. Rapid progress in quantum computing, driven by significant investments from major technology companies such as IBM, Google, and Microsoft, is accelerating the potential timeline for large-scale quantum machines capable of breaking widely used public-key cryptographic systems, including RSA and Elliptic Curve Cryptography through algorithms such as Shor's Algorithm. In response to these emerging risks, governments have begun mandating the transition toward quantum-resistant cryptography, with agencies such as the National Security Agency and the National Institute of Standards and Technology establishing standards and migration timelines for quantum-safe encryption. At the same time, the growing concern that encrypted data intercepted today could be stored and decrypted in the future once quantum computers become sufficiently powerful—often referred to as Harvest Now Decrypt Later—is further increasing the urgency for organizations worldwide to adopt post-quantum cryptographic solutions in order to safeguard digital communications, authentication systems, and critical infrastructure against future quantum-enabled attacks.



In parallel, SEALSQ continues to expand recurring revenue streams in its smart meter and Public Key Infrastructure (PKI) offerings, which are expected to contribute substantially to 2026 revenue growth, through new and expanded semiconductor or PKI contracts with leading industrial OEM partners like Landis & Gyr and the growing deployment of lifecycle certificate-management solutions in the US, Asia and Europe.

Also in 2026, SEALSQ anticipates:

- the full-scale commercial deployment of its QVault-TPM, the next generation of secure microcontrollers built on our new Secure RISC-V CPU marking the entry into the Trusted Platform module (TPM) market, to bring new growth opportunities in the second half of the year.





- the launch of a custom post-quantum enabled chip development with contractualization expected in the second half of 2026 reflecting our ability to deliver tailormade security integrated circuits ("ASICs").

The Company's active business pipeline now exceeds $200 million in potential revenue opportunities from 2026 through 2028, including more than $60 million linked to QS7001 and QVault TPM programs.
This pipeline reflects:

- Rising global demand for quantum-resistant security
- Government-driven sovereign semiconductor programs
- Increasing brand awareness and global market penetration of SEALSQ

Management is therefore confident that 2026 will bring revenue growth and support for its innovative technology strategy.



3. BUSINESS UPDATE



Overview

SEALSQ was established to combine decades of expertise in cryptographic security and trusted digital infrastructure. Headquartered in Switzerland, SEALSQ operates across Europe, the United States and the APAC region. SEALSQ's solutions provide the foundation of digital trust for businesses and governments worldwide.

SEALSQ generates revenues from the design and sale of semiconductor secure chips and from Digital Certificates, Software as a Service, Software licenses and Post-Contract Customer Support (PCS) for cybersecurity applications.

SEALSQ's comprehensive portfolio, which includes secure microcontrollers, PKI services, compliance with IoT standards like Matter, GSMA eUICC root certificates, tailored ASICs, and post-quantum cryptography capabilities, uniquely positions SEALSQ to address evolving market needs. SEALSQ has a comprehensive range of secure elements, smart card products, and open ARM platforms offering advanced standards of security, including quantum-proof cryptography.

Its principal activities include design, development, and marketing of semiconductor systems, with manufacturing outsourced to third-party foundries. Its main categories of products sold and/or services performed for each of the last three financial years are:

- Semiconductors secure chips design and sales
- Cloud-based authentication certificates and certificate management platform
- ASICs custom design

Revenue contributions by category for each of the last three financial years were as follows:

Product category	2025	2024	2023
Secure chips	78%	100%	100%
Certificates	2%	<1%	<1%
ASIC Design	20%	-	-

The following table shows SEALSQ's revenues by geography, based on customers' billing addresses:

Geography	2025	2024	2023
North America	57%	68%	55%
Europe, Middle East & Africa	24%	17%	33%
Asia Pacific	18%	15%	12%
Latin America	1%	-	-

SEALSQ's strategy involves (i) developing post-quantum technology hardware and software solutions and (ii) using its cash and other sources of liquidity to maximize shareholder value, including through potential investment and/or acquisition opportunities.

To date, SEALSQ raised over $575 million in cash since November 2024 to accelerate development and strategic investments. It ended the year with a strong cash position of $417.7 million as at December 31, 2025.







Post-Quantum Technology Hardware and Software Solutions

SEALSQ is a leading innovator in post-quantum technology hardware and software solutions. This technology seamlessly integrates Semiconductors, PKI, and Provisioning Services, with a strategic emphasis on developing state-of-the-art quantum-resistant cryptography and semiconductors designed to address the urgent security challenges posed by quantum computing. SEALSQ's products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

These capabilities, combined with SEALSQ's entry into the TPM market through the QVault™ Trusted Platform Module and the commercial launch of the Quantum Shield QS7001™ secure microcontroller in Q4 2025, form the basis for strong growth potential and market leadership in the cybersecurity and IoT sectors.

As of December 31, 2025, the estimated pipeline for QS7001 and QVault TPM exceeded $60 million (for the years 2026–2028), forming part of the Company's total estimated pipeline of $200 million for the same period. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

What does SEALSQ do?

As a fabless semiconductor[4] innovator, SEALSQ designs and markets secure microcontrollers and hardware architectures to anchor digital trust in a quantum-threatened world SEALSQ's comprehensive portfolio, which includes secure microcontrollers, PKI services, compliance with IoT standards like Matter, GSMA eUICC root certificates, tailored ASICs, and post-quantum cryptography capabilities, uniquely positions the Company to address evolving market needs.

SEALSQ's strategy is to offer off-the-shelf or custom-designed FIPS and Common Criteria certified quantum-resistant secure hardware, integrated within a vertical trust services ecosystem featuring a post-quantum root of trust, managed PKI services, and secure chip personalization and testing capabilities.

While the global embedded security chip market is projected to reach $12.6 billion by 2030[5], very few suppliers can offer certified, secure products, which makes the segment a good opportunity for innovative players capable of offering compliance with standards and responding to emerging threats like quantum computers. As a result of SEALSQ's strengthened market capitalization, boosted by the market's recognition of the risks posed by quantum computers and the need for new secure microcontrollers to protect against these, SEALSQ was able to raise over $575 million in cash since November 2024 in order to accelerate development and execute strategic investments that strengthen its growth pipeline.

*

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[4] A fabless semiconductor company designs and sells chips while outsourcing manufacturing to specialized foundries, which reduces capital costs, increases flexibility, speeds up product cycles, and allows more resources for design and R&D—Companies like Nvidia, AMD, and Qualcomm are typical examples of fabless semiconductor companies.
[5] ABI Research (August 2025) "Embedded Security Market Set to Hit $12.6B as Regulations Reshape IoT Compliance Landscape", Digital Authentication and Embedded Security Market Data (part of Trusted Device Solutions research service), available at "https://www.abiresearch.com/market-research/product/7786425-digital-authentication-and-embedded-securi".





In Q4 2025, SEALSQ commercially launched the Quantum Shield "QS7001", the industry's first quantum-resistant hardware platform embedding post-quantum cryptographic algorithms at hardware level. SEALSQ has also developed an estimated multi-million-dollar pipeline for this product and its upcoming Trusted Platform Module ("TPM") version to be launched in 2026, with prominent players like Eviden (ATOS Group) or Trusted Semiconductor Solutions ("TSS") confirming their strong interest for the QS7001. These pipeline figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

SEALSQ has also allocated over $100 million to invest and develop technological partnerships with other Quantum companies. In Q1 2025, SEALSQ invested in ColibriTD, a French Quantum-as-a-Service ("QaaS") company, co-developing a revolutionary approach to improve semiconductor wafer yields with SEALSQ. In August 2025, SEALSQ completed the acquisition of 100% of IC'Alps SASU ("IC'Alps"), a French ASIC design specialist. This acquisition aligns with SEALSQ's custom chips (ASIC) development strategy, leveraging IC'Alps' expertise and footprint in medical, automotive, and IoT applications. At the end of Q4 2025, SEALSQ invested $2 Million in EeroQ, a US based Quantum computer company, and announced a bold strategy to bring together post-quantum security with quantum computing science.



On September 25, 2025 SEALSQ also signed a €40 million investment deal to develop Spain's first post-quantum, semiconductor personalization center through the joint venture Quantix Edge Security. The investment contribution is expected to be €20 million from the Spanish Government, €10 million from WISeKey and SEALSQ, and €10 million from partners OdinS and TProtege. This personalization center facility will focus on post-quantum chip design using RISC-V and meeting Common Criteria and NIST standards. SEALSQ anticipates generating revenue from this project by invoicing its professional services and licensing IPs to the joint venture. In the year ended December 31, 2025, SEALSQ had transferred €0.75 million in relation to this investment deal.

On November 6, 2025, SEALSQ invested $10 million into WISeSat to support the development of a secure satellite network designed to combat future quantum computing threats with a focus on delivering secure, post-quantum IoT communication and satellite-as-a-service.

SEALSQ delivers integrated digital security solutions that combine four critical components into a unified offering: Root of Trust, Secure Chips, trusted Identity Generation and Management (PKI), and Personalization Services. Together, these components ensure the confidentiality, integrity, and authenticity of connected devices and digital communications.

SEALSQ offerings are structured around four foundational technology pillars:

1. **SEALSQ's Swiss-based Root of Trust:**
Public Key Cryptography and Digital Certificates are used to encrypt or digitally sign any information such as communication data or device firmware updates. These processes rely on the concept of "Digital Trust" and "Root of Trust" as the only way to ensure trusted data is coming from authentic devices, or to safely apply a firmware update. SEALSQ's Root of Trust offers neutrality, reliability, and is certified by leading industry standards such as WebTrust (browsers), Matter (Smart Home), and Wi-SUN (Smart Grid). In November 2025, SEALSQ also launched a sovereign U.S.-based Post-Quantum Root of Trust capable of supporting U.S. government agencies and enterprises in managing quantum-secure digital identities.





2. **Public Key Infrastructure services:**

Leveraging this Root of Trust, SEALSQ offers a SaaS solution to issue and manage cryptographic credentials that authenticate users, devices, and systems. SEALSQ's platform uses quantum-resistant cryptographic algorithms recommended by the National Institute of Standards and Technology (NIST). These include integration of ML-KEM (Kyber) and ML-DSA (Dilithium) into the INeS PKI platform for hybrid classical & post-quantum certificates.

3. **Personalization Services:**

SEALSQ proposes industrial-scale systems for embedding digital identities into secure microcontrollers, enabling seamless integration and secure operation at scale. This includes the INeS Box for secure factory-floor provisioning and localized personalization capabilities supporting zero-touch onboarding. Supported by European and U.S. personalization and test centers, these services drive recurring revenue from personalization, lifecycle management, licensing, and security.

4. **Certified secure microcontrollers:**

Designed to protect and store digital identities, SEALSQ's certified secure microcontrollers ensure robust authentication for connected devices and systems. Key products include the VaultIC range designed for IoT applications, and SEALSQ's new line of quantum-resistant microcontrollers featuring the QS7001 (launched commercially in November 2025 with development kits available) and the upcoming QVault TPM (scheduled for launch and production in 2026). The QS7001 leverages a secure 32-bit RISC-V core, delivering up to 10× higher performance than software-based PQC implementations.

Which industries does SEALSQ serve?



SEALSQ serves high-growth industries requiring secure, scalable, and certified solutions. SEALSQ's products and services contribute to securing billions of connected objects today: luxury products, routers, gateways, utilities meters, E.V. chargers, drones, authentication dongles, storage memory USB sticks, medical devices, connected door-locks, and a variety of other electronic consumers devices. Additional applications include defense, financial services, timing and sensing, and regulated digital infrastructures.

Some examples of the use cases of SEALSQ's products are as follows:

- **Smart Homes & Consumer Electronics**: SEALSQ products help device makers accelerate time to market and reduce costs by easing compliance with the increasingly adopted Matter protocol, which ensures secure and seamless interoperability across connected devices. Since every Matter-certified device is mandatorily provisioned with a unique Device Attestation Certificate (DAC) issued by a CSA-approved PKI authority, this represents a direct and captive addressable market: according to ABI Research, more than 5.5 billion Matter-compliant devices are projected to ship between 2022 and 2030[6] each requiring a PKI-issued certificate — making device attestation one of the most structurally guaranteed growth opportunities in IoT security In 2025, SEALSQ achieved 8 new design-wins in the Matter ecosystem (versus 5 in 2024).



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[6] ABI Research, 2022 — https://www.abiresearch.com/press/more-than-55-billion-smart-home-matter-compliant-devices-will-ship-between-2022-and-2030



- **Automotive:** Securing Plug-and-Charge infrastructure (EV Charging stations), a sector expected to grow at a 36% CAGR through 2030[7]

- **IoT and Smart Cities:** Protecting billions of IoT devices, with the number of connected devices requiring protection set to reach more than 29 billion units by 2027[8]

- **Critical Infrastructure:** Securing smart grids and utilities through FIPS 140-3 certified solutions.

- **Healthcare**: Enabling secure communication for medical devices and sensitive patient data.

- **Industrial IoT**: Providing tamper-resistant chips for sensors and mission-critical systems.

- **Drones & Robotics**: Long term security partner of leading drone company PARROT, SEALSQ stands on the forefront of securing UAVs and Robots

SEALSQ's Key Differentiators and Value Proposition

1. **Digital Security "PURE" player**: SEALSQ focuses only on security, unlike its biggest hardware competitors who specialize in a broad range of embedded components.
2. **Digital Security "FULL" player**: The only market player integrating all aspects of a connected device's security from the Root of Trust to the Secure Elements (secure microcontrollers), including PKI Services and industrial-scale personalization services. This end-to-end approach streamlines security deployment for connected devices and systems, reducing complexity and enhancing protection.
3. **Post-Quantum Technology**: A key focus and competitive differentiator. SEALSQ commercially launched the QS7001 in Q4 2025, achieving significant early traction with an estimated $60.0 million pipeline for QS7001 and QVault TPM as of December 31, 2025. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.
4. **Fabless:** A cost-efficient, flexible business model focusing on the core profit area of the value chain (semiconductor design and trust services).
5. **Customization / ASICS**: SEALSQ designs and delivers tailor-made chips to meet the specific performance and security needs of its clients. The acquisition of IC'Alps in mid-2025 added approximately 100 ASIC engineers, enhancing custom chip design capabilities in high-reliability sectors including healthcare, security, and post-quantum platforms. IC'Alps renewed ISO 9001, ISO 13485, and EN 9100 certifications in Q4 2025.
6. **Neutral Root of Trust**: SEALSQ's Swiss-based Root of Trust, accredited by numerous industry ecosystems or standards such as WebTrust, Matter, GSMA and Wi-SUN, supports compliance, neutrality, and reliability. A U.S.-based sovereign post-quantum Root of Trust initiative was launched in November 2025.

These differentiators allow SEALSQ to serve highly demanding global customers such as CISCO, THALES, SIEMENS, TOSHIBA, and Landis & Gyr. Additional partners and customers who engaged in discussions for SEALSQ's products in 2025 included Eviden (Atos Group), Kaynes Semiconductor, Trusted Semiconductor Solutions and Lattice Semiconductors.



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[7] https://www.fortunebusinessinsights.com/north-america-electric-vehicle-charging-station-market-108624
[8] https://iot-analytics.com/number-connected-iot-devices-2023/



3.1 | PRODUCTS & SERVICES

3.1.1 | Certified Secure Microcontroller Products

3.1.1.1 | Range Overview



SEALSQ is one of only six semiconductor companies in the world that can develop certified secure microcontrollers. SEALSQ has a comprehensive range of secure elements, smart card products, and open ARM platforms offering advanced standards of security, including quantum-proof cryptography.

SEALSQ's secure chips range is organized into three primary categories, each designed for high-security applications in areas such as IoT, AI, and edge devices. Below is a structured overview by family:



Quantum-Resistant RISC-V Secure Chips: This family focuses on post-quantum cryptography for future-proof security.

- QS7001: A next-generation chip integrating NIST-approved ML-KEM and ML-DSA algorithms at the hardware level, supporting hybrid migration and protection for AI, IoT, and edge devices.

- QVault TPM (models 183 and 185): FIPS 140-3 and TCG-certified trusted platform modules built on a CC EAL5+ certified RISC-V platform, securing device identities, boot integrity, and cryptographic operations; available open for custom firmware or pre-provisioned.

VaultIC Secure Elements: Ready-to-use, tamper-resistant microcontrollers with embedded firmware for configurable cryptographic services, suitable for IoT, authentication, and government applications.

- VaultIC408: FIPS 140-3 and CC EAL5+ ready for IoT security, featuring ECC, AES, and digital signature capabilities.

- VaultIC292: Cost-effective solution for secure object authentication and TLS connections.

- VaultIC18X series (183 and 186): Contact-based chips for anti-counterfeiting in accessories like chargers and batteries.

- VaultIC155: The most secure NFC tag with CC EAL4+ hardware, enabling product authentication, traceability, and NFT linking to physical assets.

- VaultIC405: Tailored for FIPS-certified P25 radio applications in government and military sectors.

Secure ARM Platforms (MS600X series): CC EAL5+ certified 32-bit ARM SC300-based microcontrollers for fast time-to-market in sensitive applications like access control and secure storage.

- MS6003: Includes integrated USB for FIDO tokens, crypto wallets, and secure storage, with 1MB Flash, 24KB RAM, and interfaces like SPI and I2C.





- MS6001: Cost-effective option for embedded systems, offering similar specs without USB.

In addition to these advanced next-generation families, SEALSQ also maintains other legacy products that still significantly contribute to the company'sSEALSQ's revenue as described below, although revenue has been impacted by the ongoing transition to next-generation post-quantum solutions.

Smart Card Reader Chips: This family provides EMV-CO and ISO 7816 compliant hardware platforms based on 8/16-bit RISC processors, enabling quick design of contact and dual-interface smart card readers without custom development. Widely adopted by leading OEMs, they target applications in healthcare, pharmaceuticals, government, education, identity verification, and access management.

- AT90 SCR200: Flash-based model for faster time-to-market.

- AT90 SCR075: Cost-effective ROM-based variant to reduce costs once firmware is proven.

CISCO-Specific Products: As a key supplier in Cisco's supply chain, SEALSQ provides secure semiconductors earning the Cisco 2023 Supply Chain Security Champion Award for proactively securing Cisco IP and protecting the brand; these traditional secure chips, are planned to be gradually replaced with SEALSQ's Quantum-Resistant chips to enhance protection against emerging quantum threats

3.1.1.2 QS7001 - Quantum-Resistant Secure Semiconductors update



In 2025, SEALSQ marked a groundbreaking achievement with the introduction of the QS7001, the world's first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware. This milestone stems from the QUASAR project, launched in 2022 to develop a post-quantum Root of Trust and Hardware Security Module compliant with French ANSSI recommendations and Common Criteria EAL5+ certification, resulting in the QS7001 and its TPM variant, QVault TPM.

In March 2026, SEALSQ announced a clear certification roadmap for its QS7001 Secure Element and QVault TPM product lines, confirming that production samples for the first-generation variants are now available and all four products—QS7001 V1/V2 and QVault TPM-183/185—remain on track ("green" status) through Q4 2026. The roadmap targets Common Criteria EAL5+, FIPS 140-3, and TCG certifications to ensure compliance with post-quantum standards and support the NSA CNSA 2.0 2027 mandates[9]. Key milestones include:

- QS7001 V1: Hardware Evaluation Test Report (ETR) and CC Lab Letter expected in or around April 2026.

- QS7001 V2: expected fabrication completion in April 2026, with CC ETR expected in or around September 2026.



---

[9] https://media.defense.gov/2022/Sep/07/2003071836/-1/-1/0/CSI_CNSA_2.0_FAQ_.PDF





- QVault TPM-183: FIPS 140-3 Lab Letter to NIST expected in May 2026, TCG Certification expected in or around August 2026.

- QVault TPM-185: Engineering samples expected in July 2026, FIPS 140-3 submission expected in or around September 2026, TCG Certification expected in or around October 2026.

Conducted with accredited third-party labs like SERMA Technologies, this schedule reinforces SEALSQ's commitment to delivering certified, hardware-rooted post-quantum solutions that enable seamless migration for organizations, device manufacturers, and critical infrastructure providers.

SEALSQ's quantum roadmap is a strategic initiative that is designed to deliver the technology, services, and strategic frameworks necessary for an end-to-end quantum-safe transformation while ensuring cryptographic agility in an evolving digital landscape. SEALSQ is witnessing significant global traction from industry partners, system integrators, and technology OEMs seeking robust security solutions to face upcoming quantum computers' capability to break current encryption technology: SEALSQ has strengthened its collaboration network with industry consortia, integrators, and standards bodies to accelerate scalable deployment of its quantum-resistant products (QS7001 and its TPM version QVault TPM) worldwide and has entered commercial discussions with approximately 115 potential customers who have expressed strong interest. Adoption spans multiple continents, with deployments and pilot programs underway in North America, Europe, and Asia Pacific. The total estimated pipeline for the QS7001 and its TPM version is $60 million as of December 31, 2025. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

Initially unveiled at the IQT Quantum + AI Conference in New York on October 20, 2025, the QS7001's commercial launch was announced during a dedicated event at the Las Vegas Grand Prix on November 21, 2025, where the first development kits were made available to customers for integration and application development.

Leveraging a secure 32-bit RISC-V core, the QS7001 delivers up to 10× higher performance than software-based post-quantum implementations while offering enhanced resistance to side-channel attacks and physical tampering. It aims at enabling compliance for device makers with emerging post-quantum mandates like CNSA 2.0 and is adapted to resource-constrained environments such as IoT, cryptocurrencies, defense, healthcare, and critical infrastructure.

SEALSQ is taking the lead in the industry as it believes that the QS7001 will become a key player of any quantum-resistant security strategy, targeting a potential market of over 1.75 billion[10] connected devices worldwide that could require immediate protection against "Harvest Now, Decrypt Later" (HNDL) threats.



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[10] https://www.sealsq.com/investors/news-releases/sealsq-achieves-a-new-milestone-secures-1.75-billion-devices-worldwide-with-hybrid-cryptographic-model-as-demand-for-post-quantum-chips-accelerates



The initiative has been enthusiastically welcomed by PQC advocates and potential future customers testing the product, including Lattice Semiconductors, Eviden (Atos Group), Authentrend, Capgemini Engineering, ColibriTD, FortifyIQ Inc., Granite River Labs, Kaynes Semiconductor, Landis+Gyr, Metavisio (Thomson Computing), PORTYQ, Quantix Edge Security, Serma Security, Trusted Semiconductor Solutions, and manufacturing partner UMC, alongside a new partnership with the BWT Alpine Formula One Team to explore applications in high-stakes environments.

3.1.1.3 Vault-IC family update: VaultIC 408 FIPS 140-3 certification and feature for OpenSSL



FIPS 140-3 certification

The Vault-IC408 has achieved FIPS 140-3 Security Level 3 (overall) validation. This is a significant milestone, as FIPS 140-3 is the latest global benchmark for cryptographic modules, replacing the older 140-2 standard.

Physical Security: Level 3 certification ensures the module is tamper-resistant and includes identity-based authentication.

Compliance: It is listed on the NIST Cryptographic Module Validation Program (CMVP) "Modules in Process" list, confirming it has passed rigorous laboratory testing (via UL Verification Services).

Algorithms: It supports a wide range of NIST-approved algorithms, including AES (up to 256-bit), ECC (up to 576-bit), and RSA (up to 2048-bit), alongside hardware-based random number generation (SP 800-90A/B).

OpenSSL Provider Integration

With the release of OpenSSL 3.0, the architecture shifted from "Engines" to "Providers". A provider is a modular component that implements cryptographic algorithms.

Seamless Integration: By using a dedicated VaultIC408 OpenSSL Provider, developers can delegate cryptographic operations (like signing or decryption) to the hardware secure element without modifying their application core OpenSSL logic.

Security: This ensures that sensitive private keys never leave the VaultIC408 hardware, while the application benefits from the high-level OpenSSL API.

FIPS Mode: When used with the OpenSSL FIPS provider, systems can maintain end-to-end compliance—using the VaultIC408 for hardware-backed security and OpenSSL for FIPS-validated software processing.

3.1.1.4 Secure ARM Platforms (MS600X series) Family update: MS6003 now a FIDO2-Compliant Secure Microcontroller

The MS6003, SEALSQ's advanced secure microcontroller, now provides a turnkey solution for building FIDO2-compliant authenticators. Integrating FIDO firmware into this hardware is the primary path to achieving CTAP (Client-to-Authenticator Protocol) certification, specifically for CTAP 2.1.





Firmware Integration Strategy

The MS6003 is powered by a 32-bit ARM SecureCore SC300 and features 1MB of Flash, specifically designed to house complex FIDO2 stacks.

Preloaded Applications: Since Q2 2025, SEALSQ offers a pre-certified FIDO2 reference design. This firmware implements the full CTAP2.1 stack, including support for Resident Keys (discoverable credentials) and HMAC-secret extensions required for Windows Hello compatibility.

Hardware Abstraction: The firmware leverages the MS6003's integrated USB 2.0 interface, eliminating the need for external bridge chips. It maps CTAP commands directly to the cryptographic hardware accelerators for AES, ECC, and RSA operations.

3.1.2 ASIC Design Services with IC'Alps



ASIC chip design refers to the development of Application-Specific Integrated Circuits (ASICs)—custom semiconductor chips engineered to perform a specific function within an electronic system. Unlike general purpose processors, ASICs are designed and optimized for a defined set of tasks such as cryptographic processing, device authentication, signal processing, or secure communications. By tailoring the chip architecture to a particular application, ASIC chip design enables significantly higher efficiency, reliability and security compared with programmable or off-the-shelf components.

in August 2025,SEALSQ acquired IC'Alps, a leading ASIC design specialist, and now offers a comprehensive portfolio of custom integrated circuits development services. IC'Alps' design centers in Grenoble and Toulouse, combined with SEALSQ's semiconductor industrial and supply chain capabilities, enable SEALSQ to deliver full-custom intellectual property (IP) blocks and turnkey ASICs for high-reliability and sensitive applications.

The acquisition of IC'Alps has strengthened SEALSQ's leadership in sovereign, quantum-resistant semiconductor solutions, supporting critical sectors such as healthcare, cybersecurity, IoT, and beyond. This positions SEALSQ to deliver end-to-end secure hardware innovations in the post-quantum era.



3.1.2.1   Core Capabilities and Value Proposition

The growing demand for a trusted, sovereign partner in ASIC development for mission-critical applications underscores IC'Alps' unique value proposition. Customers increasingly require cutting-edge expertise in ultra-low-power design, optimized sensor interfaces, advanced energy management, and state-of-the-art security solutions, all delivered in strict compliance with stringent technical, geopolitical, and quality standards. IC'Alps' proven capabilities are now recognized internationally, with strong traction among demanding customers in the European Union and North America.

3.1.2.2   Key Markets and Applications



Healthcare Applications (ISO 13485 Certified)

IC'Alps specializes in ultra-low-power designs for demanding medical devices, including:

- Leadless pacemakers for cardiac rhythm management
- Brain-computer interfaces (employing specialized electrodes and ultrasound-based technologies)
- Advanced ultrasound probes with integrated micro-beamforming (for external use and minimally invasive procedures, such as Intracardiac Echocardiography – ICE)
- Ultrasound-based biometric solutions
- Several client projects have advanced to human clinical trials.

Security and Cryptography (Common Criteria Certified):

IC'Alps developed secure sub-blocks (e.g., True Random Number Generators and countermeasures) as well as complete cryptographic devices built around embedded processors (primarily RISC-V architectures). These solutions support SEALSQ's product portfolio and sovereign requirements for French and European Union clients.



3.1.2.3   Security & Cryptography (Common Criteria Certified)



As announced in October 2025, IC'Alps is actively designing a state-of-the-art post-quantum cryptography (PQC) platform targeting advanced CMOS nodes. This effort supports the QASIC (Quantum-Resistant ASIC) initiative, with the first prototypes anticipated in 2026. The team concurrently manages approximately 12 projects, applying ISO 9001 and EN 9100 (aeronautics) certifications based on customer specifications. Strategic Foundry Partnerships

IC'Alps has expanded its ecosystem of preferred partnerships with leading global foundries, including:

- TSMC (DCA trusted design partner)
- X-FAB (xchain network partner)
- ams-OSRAM (preferred partner)
- Intel Foundry (Design Services Alliance – DSA and Value Chain Alliance – VCA within the Accelerator Alliance Program)
- GlobalFoundries (GlobalSolutions design & supply partner)

These alliances enable design expertise across process nodes from mature 0.18 μm technologies to advanced 18A nodes, encompassing various CMOS flavors (bulk, SOI, FDSOI, FinFET, and others).
Active engagement at major foundry events in the United States and Europe, including booths and presentations, continues to highlight IC'Alps' technical achievements.

3.1.2.4   Quality Management and Certifications

In Q4 2025, IC'Alps successfully renewed its core certifications for a three-year period:

- ISO 9001
- ISO 13485
- EN 9100

The renewal process for site-level Common Criteria certification is progressing, with completion targeted in or around Q1 2026.

3.1.3   Trust Services

At the core of SEALSQ's value proposition is the ability to offer not only secure microcontrollers, but also to securely and conveniently generate, inject and manage a unique and universally trusted digital identity for each connected device. SEALSQ's Public Key Infrastructure (PKI) services allow to create and assign a unique digital identity to every connected device and manage it throughout its lifecycle. Digital identities are called Certificates. These Certificates authenticate devices and enable secure communication with other devices or cloud services like AWS or Azure.





3.1.3.1   Factory Provisioning with INeS Box

The INeS Box (part of SEALSQ's INeS PKI-as-a-Service) is a high-security hardware appliance specifically designed for secure provisioning on the factory floor. It bridges the gap between a high-level Certificate Authority (CA) and the rigorous, high-speed environment of an IoT production line.

Secure Manufacturing Integration

In a typical manufacturing flow, the INeS Box acts as a localized, tamper-resistant "security broker." It allows manufacturers to inject unique digital birth certificates and private keys into devices (like the VaultIC or MS series) without requiring a constant, high-latency connection to a cloud-based CA.

On-Premises Secret Generation: It generates or securely fetches unique cryptographic pairs and signs X.509 certificates locally.

Zero-Trust Protection: Because the INeS Box handles the sensitive "key injection" step, the factory's own network and employees never have access to the raw private keys, mitigating the risk of cloning or "gray market" overproduction.

Scalability: It is designed to interface directly with industrial programming tools and testers, supporting the high-volume throughput required for millions of devices.

Lifecycle & Compliance

By using the INeS Box, OEMs ensure that every device leaves the factory with a verified identity compatible with standards like Matter, Wi-SUN, or custom corporate PKIs. This initial provisioning is the foundation for "Zero-Touch Onboarding," where a device can automatically and securely connect to its final cloud destination (like AWS or Azure) the moment it is powered by the end user.

3.1.3.2   PKI & Root of Trust: Integrating Post-Quantum Cryptography & U.S. Based RoT



To prepare for the quantum era, SEALSQ has integrated NIST-standardized Post-Quantum Cryptography (PQC) algorithms—specifically ML-KEM (Kyber) and ML-DSA (Dilithium)—directly into the INeS PKI platform. This integration enables the issuance of PQC certificates and classical certificates that combine classical (RSA/ECC) and quantum-resistant signatures, ensuring both backward compatibility and " Harvest Now, Decrypt Later " protection.

In November 2025, SEALSQ launched a sovereign U.S.-based Post-Quantum Root of Trust. Hosted on American soil, this infrastructure allows U.S. government agencies and enterprises to manage quantum-secure digital identities independently. This "Made in USA" root serves as the ultimate trust anchor for critical infrastructure, aligning with CNSA 2.0 mandates and providing a future-proof foundation for secure IoT, satellite, and cloud ecosystems.



3.2 | BUSINESS DEVELOPMENT



In 2025, the Company achieved strong growth in its semiconductors secure chips design and sales business, driven primarily by increased sales to its existing customer base and higher product penetration across key applications.

Key application areas driving demand in 2025 included:

- Smart metering
- Access control systems
- Electronic door openers
- Authentication tokens (e-token applications)
- Secure communication systems (including P25-based infrastructure)

Revenue growth for the hardware semiconductor business was supported by continued demand for the Smart Card Reader SCR200, which recorded a 51% increase in revenue compared to 2024, reflecting higher volumes and expanded deployments by major customers. This performance underscores the strength of the Company's established product portfolio and long-standing customer relationships.

The Company's Secure Element (SE) product line, including the VIC405 and VIC408, also experienced significant demand growth, particularly in smart metering and secure communication applications. This growth was driven by project ramp-ups and new deployments among key customers, as well as increasing adoption in infrastructure requiring secure key management.

Additionally, in November 2025, the Company completed the commercial launch of the QS7001, expanding its advanced security solutions portfolio. The product has been positively received by global partners and OEMs, with initial customer engagement supported by the distribution of development kits across multiple regions and application areas.

As for the cloud-based authentication certificates and certificate management platform activities, the trust services business, which includes PKI and provisioning solutions, 2025 was marked by significant expansion, with revenue increasing by 586% compared to 2024. Although it only contributed 2% of total revenue, growth for trust services was driven by increasing demand for secure device identity and lifecycle management across IoT applications, particularly in smart home ecosystems. The Company's PKI solutions gained traction with customers adopting interoperable standards such as Matter, supporting secure onboarding and authentication of connected devices.

The Company also advanced the deployment of its INeS Box, an on-premise PKI solution designed for secure factory provisioning. The platform gained initial adoption in Europe and generated growing interest in Asia, particularly in Japan, where demand is driven by emerging smart home and IoT standards.



Overall, the Company strengthened its position as a provider of integrated hardware and digital trust solutions, addressing increasing global demand for cybersecurity, device authentication, and secure infrastructure.

Geographically, the Company continued to diversify its revenue base, with North American revenue increasing significantly over the past three years, reflecting successful international expansion and growing customer adoption.

3.2.1 USA



In 2025, the United States remained a strategic growth market for SEALSQ, driven by increasing demand for high-assurance cybersecurity solutions across enterprise, industrial, cloud infrastructure, and critical IoT applications. SEALSQ continued to strengthen its position as a trusted security partner through the expansion of its PKI Services offering and the introduction of Post-Quantum Cryptography (PQC) hardware-based solutions.

- **Solid Business Growth:**

SEALSQ recorded continued business expansion in the US in 2025, supported by a growing market share in PKI Services and increased customer engagement throughout the year. Commercial momentum accelerated notably in the second half of the year as customers in the U.S. advanced their quantum-readiness and long-term security roadmaps materialized by new quantum-resistant product features requirements. SEALSQ delivered 22% revenue growth in the US in 2025 versus 2024, from $7.5 million to $9.1 million, excluding revenue from the newly acquired ASIC segment.

- **Expansion of PKI Services:**

A major highlight of 2025 was the strengthening of SEALSQ's PKI Services footprint in the US. Customers increasingly adopted SEALSQ's PKI solutions to support secure identity, device authentication, and lifecycle key management, reinforcing SEALSQ's role as a long-term security services partner rather than a standalone technology provider.

- **Strategic Partnerships in PQC Hardware:**

SEALSQ engaged in advanced discussions with key major US silicon providers to establish strategic partnerships aimed at promoting and commercializing PQC hardware-based products. These collaborations would be expected to accelerate market adoption of quantum-resistant security solutions by combining SEALSQ's cryptographic expertise with leading US silicon platforms.

- **Expanding Customer and Partner Pipeline:**

In 2025, SEALSQ expanded its US pipeline through active engagement with enterprise customers, system integrators, and semiconductor partners, who showed strong interest in the SEALSQ Group's hardware-rooted PQC solutions and integrated PKI services. Several opportunities have progressed to advanced evaluation and co-development phases, reinforcing medium- and long-term revenue visibility.



3.2.2 | EMEA



In 2025, EMEA remained a key strategic market for SEALSQ, driven by increasing adoption of secure connectivity solutions across consumer, industrial, and smart home applications. SEALSQ continues to strengthen its position as a trusted security partner for leading global and regional OEMs.

A major highlight of 2025 was the achievement of a significant number of new design wins (confirmation that SEALSQ's product has been selected and will be built into a customer's product design) in 2025, 8 design-wins in 2025 versus 5 in 2024, with widespread adoption of the MATTER protocol. High-profile customers, including DeltaDore, Tedee, and Hager, validate SEALSQ's ability to support secure, interoperable smart devices at scale.

- **Broad Geographic Adoption:**
SEALSQ recorded strong MATTER-related design-win activity across multiple EMEA countries, including Estonia, Poland, Germany, and France. This broad regional adoption confirms SEALSQ's capability to scale its security solutions across diverse markets and applications.

- **Expanding Customer Pipeline:**
In 2025, SEALSQ engaged with more than 30 customers across EMEA who showed strong interest in the new QS7001 secure MCU and QVault TPM solutions and early adoption of post-quantum cryptography. Several customers have already initiated active development on the QS7001 platform, reinforcing future revenue visibility.

- **Strategic Outlook:**
With continued MATTER momentum, growing platform adoption, and a strong late-stage pipeline, SEALSQ is well positioned for sustained growth in EMEA, with increasing design-win-to-production conversion expected beyond 2025.

3.2.3 | APAC

- **Exceptional Business Growth:**
SEALSQ achieved 95% revenue growth in Japan in 2025 versus 2024, reflecting strong commercial traction, increased customer adoption, and successful market penetration across connected appliance segments.

Japan

3.2.3.1

- **Strong Market Momentum:**
In 2025, Japan emerged as a key strategic growth market for SEALSQ, driven by accelerating demand for secure connectivity in smart home and HVAC applications. SEALSQ's technology alignment with local and global standards has positioned the company as a preferred security partner for leading Japanese OEMs.





- **Major Design Wins in Smart HVAC:**

A key milestone in H2 2025 was the achievement of multiple designs under development or design-wins with major air conditioning manufacturers, integrating MATTER protocol into next-generation products. These projects IN or WIN confirm SEALSQ's leadership in:

- Secure device authentication and lifecycle protection
- Interoperability with global smart home ecosystems
- Security architectures suited to long-lifecycle consumer appliances

- **Local Ecosystem Leadership – ECHONET Lite:**

SEALSQ's adoption of the ECHONET Lite protocol, Japan's dominant smart home and energy standard, has significantly accelerated customer engagement. This strategic move has strengthened SEALSQ's local credibility, simplified system integration, and increased demand for its security solutions among domestic players.

- **Expanding Customer Pipeline:**

In 2025, SEALSQ engaged with more than 30 Japanese customers, including OEMs and system integrators, showing strong interest in QS7001 secure MCU and QVault TPM solutions. These engagements span evaluation, design-in, and pre-production phases, creating a robust pipeline for potential future revenue growth.

- **Strategic Outlook:**

With strong growth, validated design wins, and deep alignment with Japanese standards like WI-SUN, MATTER and ECHOBET LITE protocols, SEALSQ is well positioned for sustained expansion in Japan. The market is expected to
deliver continued revenue growth beyond 2025, driven by smart appliance adoption, increasing security requirements, and SEALSQ's differentiated secure hardware and software portfolio.

3.2.3.2   Taiwan



- **Strong Market Momentum:**

In 2025, Taiwan emerged as an increasingly strategic market for SEALSQ, driven by strong demand for secure hardware solutions and advanced embedded applications. SEALSQ is reinforcing its position within Taiwan's dynamic semiconductor and ODM ecosystem.

- **Accelerating Design Activity in H2 2025:**

A major highlight of 2025 was the significant number of new designs under development in H2, leveraging SEALSQ Secure Element solutions for smart metering applications with currently 3 new designs under development at customer for this application, drones, IoT modules, and e-token platforms. These developments demonstrate growing customer confidence in SEALSQ's secure hardware portfolio.

- **Expansion into Emerging Applications:**

In parallel, SEALSQ engaged in advanced technical and commercial discussions with multiple Taiwanese customers for drone applications during H2 2025, opening new opportunities in security-critical and high-performance embedded systems.



- **Expanding Customer Pipeline:**

In 2025, SEALSQ identified more than 25 active customer engagements in Taiwan, with strong interest in the QS7001 secure MCU and QVault TPM solutions, particularly for laptop and computing platforms. Several customers have already initiated active project development on the QS7001 platform, reinforcing future production potential.

3.3 ACQUISITIONS AND INVESTMENTS

3.3.1 Acquisition and Investment Strategy



SEALSQ's acquisition and investment strategy is designed to reinforce its position across secure semiconductors, post-quantum cryptography, and trusted digital infrastructure. As part of this strategy, in February 2025, SEALSQ announced the launch of its Quantum Fund with an initial allocation of $20 million assigned to invest in pioneering startups specializing in quantum computing, Quantum-as-a-Service (QaaS) and AI-driven semiconductor technologies. The Quantum Fund has evolved with a total allocation of $200 million to invest as at March 25, 2026, with a goal to accelerate the development of a fully integrated Quantum Vertical Sovereign Stack: an end-to-end Root to Qubit ecosystem that ensures technological independence, security and resilience in the Quantum era.

SEALSQ actively evaluates acquisition opportunities across the following 8 complementary strategic categories, each aligned with its long-term technology roadmap and platform-driven growth strategy.

1. Design Houses or IP Providers (PQC / Embedded Security)
SEALSQ targets ASIC, SoC, chiplet design houses, and security IP providers to expand its post-quantum hardware portfolio and replicate the IC'Alps integration model, with a strong preference for US-based assets.

2. Embedded Software and Security-Centric Operating Systems
Acquisitions in this category aim to complement SEALSQ's secure hardware with embedded operating systems and secure execution environments, enabling platform openness and third-party integration.

3. Post-Quantum Cryptography Software
SEALSQ evaluates PQC software providers to enable hybrid deployments on non-PQC hardware and broaden its coverage across software-based and mixed post-quantum implementations.

4. AI for Security or Security for AI
This direction focuses on technologies leveraging AI to enhance hardware security or providing hardware-based trust to protect AI models and workloads.

5. Post-Silicon Services (Test and Personalization)
Targets include secure test, provisioning, and cryptographic personalization capabilities that support industrial-scale deployment of secure semiconductors.



6. Security Services and Transaction-Based Trust Solutions

SEALSQ seeks service platforms for post-quantum-ready key management, device onboarding, credential lifecycle management, and secure transactions to support recurring revenue models.

7. Certification, Attack, and Compliance Services

This category addresses certification labs, attack labs, and compliance-as-a-service providers that accelerate alignment with evolving security and post-quantum standards.

8. Quantum Computing Ecosystem

SEALSQ selectively engages with quantum hardware and software players to co-validate its post-quantum platforms and prepare for future quantum-era compatibility. SEALSQ prioritizes targets located in Europe or North America, with clear strategic alignment to its secure semiconductor and post-quantum roadmap as well as quantum ambition. Preferred companies demonstrate differentiated technology or IP, experienced teams, and commercially validated solutions, with a focus on disciplined integration and long-term value creation.

3.3.2 Recent Acquisitions and Investments

3.3.2.1 IC'Alps Acquisition



In 2025, SEALSQ completed the acquisition of 100% of the share capital and voting rights of IC'Alps. This acquisition marks a significant step in SEALSQ's strategic expansion into ASICs and post-quantum technologies.

This acquisition builds on SEALSQ's strategic initiative launched in 2024 to leverage its QS7001 quantum-resistant hardware architecture to address growing demand from major electronics manufacturers seeking custom quantum-resistant secure chips tailored to specific use cases. The expansion into the post-quantum ASIC segment represented a pivotal milestone in SEALSQ's industrial strategy, opening new business opportunities and revenue streams. IC'Alps, which had contributed to the design of SEALSQ's quantum-resistant platform, emerged as a natural partner to support and accelerate this strategy.

ASIC development is a highly complex process requiring precise customization, rigorous validation, and controlled manufacturing execution. The integration of IC'Alps brings together its advanced ASIC design expertise and established footprint in medical and automotive applications with SEALSQ's security IP portfolio, commercial reach, and supply chain capabilities. This combination is expected to accelerate development timelines, enhance scalability, and enable SEALSQ to deliver high-performance, tailored integrated circuits using competitive technologies across a wide range of applications.

As part of the acquisition, approximately 100 highly skilled engineers and professionals from IC'Alps' design centers in Grenoble and Toulouse joined SEALSQ. The acquisition strengthens SEALSQ's position in the security integrated circuits industry in both European and global markets and reinforces its long-term objective of delivering advanced post-quantum secure semiconductor solutions.



3.3.2.2 | Quantix Edge Security Joint-Venture



Announced in the first half of 2025, Quantix Edge Security is a flagship public-private joint venture in Murcia, Spain, set up to develop a Semiconductor Design and Personalization Center backed by a €40 million investment. The Spanish government, through the Ministry for Digital Transformation and Public Administration, contributed €19.6 million via the PERTE Chip initiative, with additional funding from WISeKey, SEALSQ, Murcia-based companies OdinS and TProtege, and the Spanish Society for Technological Transformation (SETT). SEALSQ believes that this investment aligns with Spain's stated goal to invest €12.25 billion by 2027 to bolster its microelectronics and semiconductor capabilities[11], positioning Murcia as a global hub for secure microchip development.

The Semiconductor Design and Personalization Center will focus on post-quantum-resistant chip design based on RISC-V architecture, fully aligned with Common Criteria and NIST standards. The testing and secure personalization operations are planned to be fully operational by 2028. SEALSQ anticipates generating revenue in 2026 from this project by invoicing its professional services and licensing IP to the joint venture.

Quantix Edge Security is designed to differentiate through deep cybersecurity expertise, high-quality execution, and customized solutions. By specializing in quantum-resistant semiconductors, the Murcia center is positioned to capture growing demand in European and Latin American markets, driven by regulatory pressure, digital sovereignty initiatives, and accelerating IoT adoption.

Building on this foundation, SEALSQ is actively engaging with partners to establish two additional Custom Design, Test, and Personalization hubs, one in the United States and one in Asia, further expanding its global footprint and reinforcing its leadership in post-quantum semiconductor security.

3.3.2.3 | ColibriTD Investment & Technical Partnership



The first investment initiative in 2025 was to acquire a participation into ColibriTD, a Quantum-as-a-Service (QaaS) provider, announced in February 2025, aiming at leveraging ColibriTD's cloud-based quantum computing platform to enhance SEALSQ's quantum roadmap.

In June 2025, SEALSQ announced a key collaboration with ColibriTD and Xdigit, to establish an R&D roadmap to develop a quantum-based solution to improve semiconductor wafer yields at sub-7nm nodes. This project addresses IR Drop challenges, which cause power integrity issues, aiming to increase yields from 50% to 80% by using quantum algorithms to optimize chip design and manufacturing processes. The initiative also enhances resistance to side-channel attacks, strengthening the security of SEALSQ's quantum-resistant microcontrollers, such as the QS7001 and MS6003. By combining ColibriTD's QaaS capabilities for quantum simulation and Xdigit's expertise in IR Drop modeling, the project sought to reduce per-chip costs by up to 50% while advancing SEALSQ's leadership in secure, high-performance semiconductor solutions.



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[11] "Spain to spend 12.25 billion euros on microchip industry". Business Time (May 24, 2022), available at
https://www.businesstimes.com.sg/startups-tech/technology/spain-spend-1225-billion-euros-microchip-industry?



Pioneering industrial applications of quantum computing capabilities, SEALSQ, ColibriTD and BWT Alpine Formula One Team will also consider leveraging ColibriTD's PDE solver capabilities to explore improvements of fluid dynamics in motorsport racing as part of their technical collaboration.

Several additional investments in quantum startups and research initiatives are being discussed, targeting advancements in quantum-resistant chip design and cryptographic agility for IoT, automotive, and defense applications.

3.3.2.4   WISeSat Investment & Partnership



Throughout 2025, WISeSat, a subsidiary of WISeKey, SEALSQ's parent company, advanced its space strategy through significant investments and strategic partnerships aimed at building a secure, post-quantum-ready Low Earth Orbit (LEO) satellite constellation for IoT connectivity and quantum-resilient communications.

In November 2025, SEALSQ Corp invested $10 million in WISeSat to support the development of a quantum-secure satellite infrastructure platform. SEALSQ's involvement is intended to advance the integration of its post-quantum cryptography, secure semiconductor and trusted identity technologies into a space-based environment that can support secure communications and related services for enterprise, governmental and other mission-critical use cases. This investment is part of SEALSQ's broader strategy of extending its security stack into complementary infrastructure layers where its technology may be deployed at scale.

SEALSQ's contemplated commercial model with WISeSat is based on an anticipated Irrevocable Right of Use, or IRU, over the capacity of an initial 12 satellites to be launched over an expected two-year period. Under this structure, WISeSat would retain legal ownership and operational control of the satellites, including the related space and ground segment infrastructure, and would remain responsible for operating the constellation and providing the associated services. SEALSQ would secure dedicated capacity for its Quantum Spatial Orbital Cloud, or QSOC, initiative and would use that capacity to deliver its planned quantum-secure service layer.

The QSOC initiative plans to deploy a 100-satellite constellation delivering quantum key distribution (QKD), quantum random number generation (QRNG), and post-quantum identity services as a subscription offering to enterprises and governments worldwide. The project plans to deploy satellites incrementally from 2024 through Full Operational Capability (FOC) in 2033. At FOC, WISeSat is expected to operate a dedicated QSOC constellation for SEALSQ, and SEALSQ is expected to deliver a contractually guaranteed 99.9% uptime service-level agreement (SLA) to its customers.

The planned constellation to be operated by WISeSat aims to secure post-quantum transactions using tokens developed by SEALCOIN AG, a subsidiary of WISeKey. The WISeSat 3.0 launch in June 2025 included a proof-of-concept demonstrating SEALCOIN's capacity for autonomous machine-to-machine transactions, secured by SEALSQ's secure semiconductor technology.



The contemplated arrangement is expected to be documented through a separate service level agreement, or SLA, setting out the specifications, performance standards and service requirements applicable to the provision of capacity and related operational support. Those specifications have not yet been finalized and the SLA has not yet been drafted. SEALSQ expects the contractual framework to define the respective roles of the parties and support the commercial deployment of the contemplated capacity arrangement.

SEALSQ believes this structure may allow it to secure dedicated orbital capacity while preserving a clear separation between infrastructure ownership and commercial service delivery. SEALSQ also believes the structure may support a disciplined allocation of capital and a more scalable operating model for future space-based security services. There can be no assurance that the contemplated arrangements, documentation or service model will be completed on the terms currently anticipated, or at all.

3.3.2.5 EeroQ Investment & Partnership



In December 2025, SEALSQ made a strategic investment in EeroQ, a US-based quantum chip design company pioneering a breakthrough approach to building a quantum computer using electrons on helium (eHe).



EeroQ aims to build a large-scale quantum computer based on single electrons trapped on superfluid helium, a technology originally proposed in the late 1990s and now made feasible thanks to major advances in materials science, microfabrication, and cryogenic engineering.

EeroQ's design offers several key advantages that align with SEALSQ's long-term strategic priorities. Unlike other quantum computing architectures requiring datacenter-scale cryogenic infrastructure, EeroQ's qubits, based on the smallest particle in nature, enable the design of quantum processors as small as a thumbnail. EeroQ's platform is designed to be manufactured using standard semiconductor processes, directly compatible with SEALSQ's secure semiconductor personalization and OSAT capabilities. In addition, single-electron qubits offer promising metrics in coherence time, all-to-all connectivity, and mobility of qubits, enabling novel architectures.

This positions EeroQ as one of the most scalable approaches to quantum computing currently under development.

SEALSQ's investment in EeroQ strengthens its "Quantum Made in USA" vision and reinforces its commitment to strengthening the United States' leadership in quantum-resistant technologies and future quantum computing platforms by supporting the development of an integrated post-quantum and quantum-era semiconductor ecosystem combining post-quantum cryptographic chips that are already commercialized, quantum-resistant secure microcontrollers, advanced personalization centers in the USA , and future quantum accelerator chips developed in strategic partnership.



3.4 OTHER BUSINESS & ORGANIZATION HIGHLIGHTS

3.4.1 Quality Management & ESG



In 2025, SEALSQ demonstrated its unwavering commitment to operational excellence, environmental stewardship, and robust governance through the successful renewal of key international certifications. Notably, the Company renewed its ISO 9001:2015 (Quality Management Systems) and ISO 14001:2015 (Environmental Management Systems) certifications by AFNOR for a three-year cycle, achieving this milestone with zero non-conformities.

This flawless audit outcome underscores the maturity and effectiveness of SEALSQ's integrated management systems, ensuring consistent delivery of high-quality, reliable post-quantum semiconductor and cybersecurity solutions while minimizing environmental impact through sustainable practices such as energy efficiency, waste reduction, and responsible resource use.

These achievements not only reinforce customer confidence and regulatory compliance — including alignment with frameworks like the EU's Corporate Sustainability Reporting Directive (CSRD) — but also advance SEALSQ's broader ESG strategy, positioning the Company as a trusted partner in building a secure and sustainable digital future.

3.4.2 Marketing & Communications



In 2025, SEALSQ significantly amplified its marketing and communication initiatives to drive global awareness of its post-quantum cybersecurity solutions, spearheaded by the launch of the QS7001 quantum-resistant chip in Q4 2025, by launching a targeted PR campaign in partnership with SparkPR, a leading U.S. tech marketing agency, that started to generate widespread media coverage and position the Company as a pioneer in quantum-secure hardware.

Strategic partnerships, such as the collaboration with BWT Alpine Formula One Team, were highlighted through high-profile events, including the partnership kick-off at the Las Vegas Grand Prix on November 19-21, 2025, where SEALSQ hosted an exclusive launch event integrating quantum technology demonstrations with motorsport innovation to engage stakeholders in secure, high-performance applications.

The Company also organized a "Quantum Days" event in May in France, gathering experts for discussions on post-quantum and space security, featuring live demonstrations of quantum-resistant algorithms like Kyber and Dilithium to showcase technological advancements.



The Company's participation in the IQT Quantum + AI Summit (Q+AI) in October further elevated visibility and coincided with the debut of SEALSQ's QS7001 product to underscore its role in unbreakable security. Carlos Moreira, SEALSQ's CEO, delivered the opening keynote on "AI Meets Quantum: Building Unbreakable Post-Quantum Security" and joined a CEO roundtable alongside industry leaders.

Complementing these efforts, the inauguration of the IC'Alps facility in Grenoble in November 2025 marked the launch of the Franco-Swiss Quantum Corridor, an event that highlighted Europe's first sovereign quantum-resistant ASIC (QASIC) project and reinforced SEALSQ's commitment to sovereign innovation through collaborative showcases and executive engagements. These initiatives collectively enhanced brand recognition, fostered key industry relationships, and supported revenue growth by aligning SEALSQ's quantum-ready portfolio with emerging market demands.

3.5 STRATEGIC OUTLOOK 2026

3.5.1 Market Drivers & General Trends



The Evolving Landscape of Secure Semiconductors

SEALSQ is pleased to provide management's assessment of, and views on, the semiconductor industry for the upcoming years. SEALSQ believes this assessment and these views are critical in understanding SEALSQ's strategy and competitive advantage described below.

Introduction

The semiconductor industry is at the edge of a discontinuity and profound revolution due to rising complexity, cost, and the impact of disruptive technologies like GenAI, quantum computing, and chiplets.

Semiconductors continue to be the crucial component of intelligent services and devices, with the market expected to reach $1 trillion by 2030.[12]

Hardware-based security is increasingly becoming a pillar of national cybersecurity and OEM strategies, especially in response to emerging quantum threats.

Software alone cannot provide complete protection. Hardware-based security measures are essential to defend against physical attacks, including tampering and side-channel leakage.

SEALSQ is one of the few companies worldwide with the capability to design and certify secure chips at Common Criteria EAL5+ level or higher.

OEMs like Apple, Google, Tesla, and SpaceX are increasingly building their own chips to secure control over critical functions. Chiplets offer a dual opportunity: embedding secure IP into general-purpose chips or creating standalone secure chiplets with high certification.



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[12] https://www.pwc.com/gx/en/industries/technology/pwc-semiconductor-and-beyond-2026-full-report.pdf



3.5.1.1 | Regulations



The industry is shifting from "security as a feature" to "security as a legal prerequisite" as legacy encryption is being systematically phased out to mitigate the quantum threat.

2026 Outlook

SEALSQ believes that 2026 is a critical compliance "cliff" for two major reasons:

1. EU Cyber Resilience Act (CRA) Deadlines: By September 11, 2026, manufacturers must comply with the CRA's strict vulnerability reporting obligations. This mandates that any "product with digital elements" sold in the EU must have documented security lifecycles. Non-compliance now risks fines of up to €15 million or 2.5% of global turnover.
2. CNSA 2.0 Networking Compliance: In the U.S., the National Security Agency (NSA) has set 2026 as the milestone for traditional networking equipment (VPNs, routers) to support and prefer CNSA 2.0 (Post-Quantum) algorithms. This forces a rapid refresh cycle for hardware infrastructure handling sensitive data.

The Quantum Threat: Beyond 2026

The "Harvest Now, Decrypt Later" (HNDL) risk has transitioned from a theoretical concern to a boardroom priority. By 2027 and beyond, the trend shifts toward Quantum-Safe-by-Design:

- Hybridization as the Standard: Post-2026, SEALSQ believes that most regulated industries (Finance, Healthcare) will mandate Hybrid Cryptography. This uses a "dual-wrap" approach, combining classical ECC/RSA with NIST-standardized PQC (like ML-KEM and ML-DSA) to ensure security even if one algorithm is compromised.

- The "Quantum-Safe" CE Mark: As the CRA moves toward full application in 2027, "state-of-the-art" requirements will likely include quantum resistance for long-lived devices (e.g., smart meters, industrial controllers).

- Cryptographic Agility: The industry focus is moving beyond just "updating keys." Regulations will increasingly require Crypto-Agility, where systems are designed to swap out entire cryptographic suites via firmware updates without hardware redesigns.

3.5.1.2 | Sovereignty

Since 2025, digital sovereignty has transitioned from a policy discussion to a technical mandate for the global supply chain. Central to this shift is "Geopatriation" – the requirement that the anchors of digital identity, such as Roots of Trust and PKI, must be housed within defined national or geopolitical boundaries. SEALSQ's response to this evolution of the geopolitical landscape and supply strategy is to provide sovereign semiconductor design, test, PKI and Root–of-Trust infrastructures and capabilities, particularly in the US ("Made in USA Strategy") and Europe.





Sovereign Root of Trust (RoT)

The market has moved away from a "universal cloud trust" model. SEALSQ believes that in 2026, the EU Cyber Resilience Act (CRA) and U.S. Executive Order 14028 (via CNSA 2.0) could create a demand for "Local Roots", such as:

- National Trust Anchors: Governments are increasingly mandating that critical infrastructure (energy, defense, healthcare) use Roots of Trust managed on domestic soil. This prevents foreign entities from having the "kill switch" capability to revoke certificates or push unauthorized firmware.

- Quantum Sovereignty: SEALSQ believes a major 2026 trend will be the creation of sovereign post-quantum Roots of Trust. Nations are racing to establish their own PQC-ready trust chains to ensure long-term data "immutability" and protection against future decryption by rival nation-states.

Sovereignty in Manufacturing: Secure Injection

The device digital credentials injection phase (injecting certificates and keys) during manufacturing is now the most sensitive part of the chip supply chain from a sovereignty perspective.

To avoid shipping unprovisioned chips across borders, OEMs are using localized personalization centers. This allows for the injection of Sovereign Identities at the point of assembly, ensuring that a device destined for the U.S. market receives a U.S.-managed identity, while a device for the EU receives an EU-compliant one.

The "Clean Room" Requirement: Manufacturing partners (Foundries and OSATs) are being audited for "Sovereign Compliance." In 2026, "In-Country Injection" mandates are expected to be implemented, where the final cryptographic "birth" of a device must occur within the target market's borders to ensure no third-party interception of primary seeds or keys.

PKI and Digital Autonomy

PKI services are expected to focus on Decoupling and Portability in 2026. This decoupling is achieved through Crypto-Agility and SBOM integration, as detailed below:

- Vendor Lock-in Resistance: Sovereignty now includes the ability to migrate PKI hierarchies without re-tooling hardware. This is achieved through Crypto-Agility, where devices are designed to trust multiple "Sovereign Sub-CAs" that can be rotated as geopolitical alliances shift.

- Supply Chain Attestation (SBOM): Beyond just the key, the PKI is used to sign the Software Bill of Materials (SBOM) during manufacturing. In 2026, a device cannot be "onboarded" to a sovereign network unless its identity is cryptographically tied to a verified, signed list of its software components.



Quantum Sovereignty Investments (U.S. Focus) To accelerate its "Made in USA Strategy" and deliver sovereign quantum capabilities, SEALSQ has deployed capital through the Quantum Investment Fund (> $100M). Key actions include:

- Strategic investment in EeroQ (December 2025), a U.S.-based quantum chip design house developing scalable electron-on-helium processors.
- Follow-on investment in EeroQ (February 2026) to deepen collaboration.
- Positioning for vertical integration of post-quantum security with future quantum hardware.
- Quantum Capabilities: Investments target full sovereign quantum ecosystems — from secure post-quantum Roots of Trust to CMOS-compatible quantum processors — enabling end-to-end protection of U.S. critical infrastructure and national trust anchors against geopolitical and quantum risks.

3.5.1.3   Consortiums & Alliances Standards



In 2026, the IoT landscape is expected to be characterized by unification and sovereignty. Major alliances have shifted from simply defining connectivity to enforcing security standards that align with global regulations like the EU Cyber Resilience Act (CRA). SEALSQ, as an active member within some consortiums like the ones mentioned below is expected to raise awareness on his advanced product offering which complies with these consortiums' standards, identify potential commercial partners in these alliances, and benefit from the marketing efforts deployed by these consortiums and alliances:

Connectivity Standards Alliance (CSA): Matter 1.5 and Beyond

In late 2025 and into 2026, the CSA has solidified Matter 1.5, which expanded the ecosystem into high-impact categories:

- New Device Support: Native integration for security cameras (using WebRTC), smart closures (gates, blinds), and soil sensors.
- Energy Management: Matter now features advanced "Energy Management" clusters, allowing devices to respond to real-time grid carbon intensity and dynamic tariff pricing—a key 2026 trend for sustainability.
- Aliro: The new "Aliro" standard for smart locks has reached maturity, ensuring mobile devices and wearables act as universal digital keys across brands.

FIDO Alliance: Passkey Maturity & Digital Credentials

The FIDO Alliance has moved beyond simple login replacement to comprehensive identity wallets:

- CTAP 2.2 / 2.3: The release of CTAP 2.2 has standardized "Hybrid Transport," allowing a passkey on a phone to effortlessly unlock a laptop or IoT terminal.
- Credential Exchange: 2026 will mark the launch of workstreams for Digital Credentials, allowing users to store and share verified IDs (like driver's licenses) using the same phishing-resistant FIDO protocols.





Wi-SUN Alliance: The Smart City Backbone

The Wi-SUN Alliance is dominating the "Field Area Network" (FAN) for utilities and smart cities:

- FAN 1.1 Adoption: 2026 expects the mass rollout of FAN 1.1, which provides higher data rates and lower latency for AMI 2.0 (Advanced Metering Infrastructure).

- Scalability: Wi-SUN mesh networks are expected to be used in 2026 to manage nearly half a million streetlights in single deployments (e.g., Miami and Paris), serving as the communication layer for EV charging and air quality sensors.

TCG & GSMA: The Hardware Trust Anchors

- Trusted Computing Group (TCG): The focus in 2026 is expected to be post-Quantum TPMs. TCG has finalized specifications for TPM 2.0 (version 1.85+) to support ML-KEM and ML-DSA, ensuring that "Measured Boot" remains secure against quantum threats.

- GSMA: The push is for eSIM/iSIM for LPWAN. GSMA's 2026 roadmap focuses on the "SGP.32" specification, which simplifies remote provisioning for constrained IoT devices, removing the need for physical SIM swaps in massive industrial deployments.

ECHONET Consortium

The ECHONET Consortium, primarily dominant in Japan and East Asia, has entered 2026 as a pivotal player in the global "Energy IoT" and "Carbon Neutrality" movements. As of early 2026, the cumulative shipment of ECHONET Lite-certified devices has surpassed 160 million units, driven largely by mandatory smart meter rollouts and air conditioning standards.

To align with global regulations like the EU Cyber Resilience Act, the ECHONET Consortium has introduced new security layers. In late 2025, the Security Function Certification Working Group was established. By 2026, new AIF (Application Interface) certifications require rigorous device authentication to prevent unauthorized grid-scale manipulation.



3.5.2 | Trends by Key Target Market

3.5.2.1 | TPM Market



In 2026, the Trusted Platform Module (TPM) market is expected to transition from a PC-centric security component to a universal "Hardware Root of Trust" across all connected industries. The global market is valued at approximately $3.35 billion in 2026, maintaining a robust CAGR of over 13%.[13]

The Post-Quantum Cryptography Pivot (PQC)

SEALSQ believes that 2026 is the year of TPM 2.0+. As regulatory mandates like CNSA 2.0 and the European Quantum Act (expected in 2026) take hold, the market is shifting toward quantum-resistant chips including the following:

- Hybrid Implementations: Leading vendors like SEALSQ are shipping TPMs that support hybrid cryptographic suites, combining classical RSA/ECC with ML-KEM and ML-DSA to protect against "Harvest Now, Decrypt Later" threats.

- SEALSQ's QVault™: New product categories like the QVault TPM are entering mass production, specifically designed for industrial and government sectors requiring long-term data protection.

- Cloud-Edge Synergy: TPMs are now essential for "Attestation" services in cloud-edge computing, where the TPM provides a hardware-verified report of a device's health before it is allowed to access the 2026 "Zero-Trust" enterprise networks.

3.5.2.2 | Secure ASICs Market



The global secure ASIC market is experiencing sustained growth driven by increasing security requirements across critical infrastructures, defense systems, industrial automation, automotive, healthcare, and connected IoT applications, reinforced by quantum computer threats and new regulations such as CNSA2.0 in the US.

Unlike general-purpose microcontrollers or programmable devices, secure ASICs enable the integration of advanced security functions directly into silicon, offering higher performance, lower power consumption, and a reduced attack surface. The rising adoption of hardware-based roots of trust, secure enclaves, and embedded cryptographic accelerators, combined with the need for long product lifecycles and regulatory compliance and needs for highest level of certification, is reinforcing demand for custom and semi-custom secure integrated circuits.

The emergence of post-quantum cryptography requirements is creating a new generation of secure ASIC designs, as customers anticipate future quantum computing threats and seek long-term protection of sensitive data. As a result, secure ASICs are increasingly viewed as a strategic foundation for trusted digital systems in both sovereign and commercial markets.



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[13] https://www.pwc.com/gx/en/industries/technology/pwc-semiconductor-and-beyond-2026-full-report.pdf



3.5.2.3 | PKI Market



SEALSQ believes that the IoT Device Identity market will reach a critical inflection point in 2026, with the global PKI market projected to be worth approximately $8.48 billion growing at a 20.5% CAGR until 2035:[14] The "identity-first" security model is no longer optional, driven by strict global mandates like the EU's CRA.

In SEALSQ's view, this inflection point is the result of the following trends in the industry:

During Manufacturing: The "Secure Birth" Trend

In 2026, SEALSQ believes that manufacturing PKI will focus on Zero-Touch Provisioning (ZTP) and localized trust anchors given the following industry trends.

Factory-Floor Sovereignty: Manufacturers are increasingly deploying "PKI-in-a-box" solutions (like SEALSQ's INeS Box) to issue unique digital birth certificates locally. This prevents "gray market" overproduction and ensures keys never leave the secure boundary of the factory.

Supply Chain Attestation: There is an industry-wide surge in the use of Software Bill of Materials (SBOM) signing. PKI is used to cryptographically sign not just the firmware, but the entire build manifest at the point of origin, ensuring end-to-end integrity before the device even leaves the factory.

During Lifecycle: Automation or Outages

Beyond the "Secure Birth" at the manufacturing stage, 2026 is expected to be defined by the Shortened Certificate Lifespan challenge. The following factors are viewed as drivers for this challenge:

The 200-Day Standard: With public TLS (Transport Layer Security) lifespans dropping to 200 days in early 2026 (and heading toward 45 days in 2029), manual certificate management has become a liability. Automated Certificate Lifecycle Management (CLM) is now the market standard for IoT fleets.

Post-Quantum Readiness: 2026 market leaders are expected to shift toward Hybrid PKI. Devices are being provisioned with dual-signature certificates (Classical + PQC) to ensure they remain reachable as networks begin enforcing quantum-resistant handshakes.



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[14] Research Nester, Sept 2025 available at https://www.researchnester.com/reports/public-key-infrastructure-pki-market/5182



3.5.2.4 Provisioning & Test Services Market



The market for Provisioning and Wafer Test services (OSAT) is shifting from a standard high-volume manufacturing step to a critical security and reliability bottleneck. This shift consists of the following:

Security-by-Design & "Zero-Touch" Provisioning: OSATs are no longer just testing electrical signals; they are increasingly responsible for Secure Provisioning. This involves injecting unique device identities (keys/certificates) into Secure Elements or TPMs at the wafer level.

Regulatory Compliance (CRA & NIST): New regulations like the EU Cyber Resilience Act (CRA) are forcing OEMs to prove the integrity of their chips. This drives demand for OSATs to provide an "Identity Birth Certificate" for every chip, often linked to an SBOM (Software Bill of Materials) signed at the factory.

Security provisioning is the critical industrial process of injecting unique cryptographic "birth identities"—such as private keys and X.509 digital certificates—into semiconductor chips or electronic boards during the manufacturing phase. By using a Hardware Security Module (HSM) to manage these secrets within the factory, manufacturers ensure that every device leaves the assembly line with a hardware-anchored Root of Trust that cannot be duplicated or extracted. This process is essential for preventing counterfeiting, ensuring secure boot, and enabling "Zero-Touch" onboarding, where a device can automatically and securely connect to a cloud platform the moment it is powered on for the first time.

3.5.3 Competitive Landscape

SEALSQ stands out with its value proposition as unique player capable to play on three different and very specialized markets: Hardware embedded security, custom IC design services (IC'Alps), and Trust services. SEALSQ achieves a distinctive positioning on each market as illustrated below.

Embedded security (Semiconductors & Firmware)





Competition Mapping on Embedded Security
(Software & Hardware)
Embedded Security Provider
SEAL SQ
wolfSSL
OpenSSL
IP, Software Security (Trust Zone & TEE)
Hardware with certified Lab (TPM, SE)
ARM
nuvoTon
1 Infineon
2 NXP
3 ST
Broadliner Chip Maker

Embedded security (ASIC Design Services)



CC EAL certifications and associated product
On-demand IP / Chiplet
ASSP / ASIC
From Software
From EAL2+
EAL4+
To EAL7 certification
From ANSSI CC certified Catalog – March 26

PKI & Trust Services





Competition Mapping on Trust Services
IoT Device Identity Provider
Pure Software Players
Legacy (Public CA & PKI
Broadliner (Corporate / User / Device)

3.5.4 | Go to Market Strategy & Product/Services Roadmap



Go-to-Market Strategy

SEALSQ's expertise spans the full hardware spectrum, including standard chips, custom chip design, and security IP and secure enclaves. This positioning has been further strengthened by the recent acquisition of IC'Alps in France, which brings SEALSQ critical ASIC and custom chip design capabilities.

SEALSQ is uniquely positioned to execute a three-phase quantum product roadmap that begins in the short term with the commercialization of the first post-quantum cryptography (PQC) standard chip on the market—the QS7001, which was launched in Q4 2025. This roadmap continues in the mid-term with the development of custom integrated circuit solutions, the QASIC (Quantum ASIC – Application-Specific Integrated Circuit), and related security IP offerings. In the long term, SEALSQ aims to provide secure system solutions for next-generation architectures, including chiplet-based Hardware Security Modules (CHSMs) tightly coupled with pre-certified secure enclaves and security IP integrated into larger chips.

SEALSQ's positioning is differentiated by internally developed security and PQC IP and by its ability to achieve the highest levels of hardware certification, including Common Criteria EAL5+.

The QASIC initiative will form a cornerstone of SEALSQ's roadmap for post-quantum Hardware Security Modules (HSMs) and secure microcontrollers used in critical infrastructures, defense systems, IoT devices, and AI applications.

Product & Hardware Design Roadmap



Short Term
In the short term, SEALSQ will commercialize its existing QS7001 platform (PQC hardware platform only) and/or the QVault TPM (PQC hardware and software–compliant platform). These solutions will be offered either as discrete packaged integrated circuits to be integrated by customers onto their printed circuit boards (PCBs), or as bare die to be integrated directly into customer System-in-Package (SiP) solutions.

Mid Term
In the mid-term, SEALSQ plans to develop a custom integrated circuit embedding post-quantum cryptography secure elements, targeting certifications including FIPS 140-3, Common Criteria, and relevant governmental or agency approvals. Under the preferred operating model, which remains to be validated, SEALSQ would provide a secure hard macro, while a strategic partner would integrate and commercialize the final integrated circuit.

Long Term
In the long term, SEALSQ aims to co-develop a next-generation platform combining a chiplet-based Hardware Security Module (CHSM), a companion secure enclave, and integrated trusted services, addressing the security requirements of future system architectures.





Finally, in SEALSQ's model, like other secure chip manufacturers, a critical additional step is the injection of keys and certificates, performed either at the wafer level or after packaging. This Test & Personalization (or provisioning) process embeds credentials such as identities, cryptographic keys, and certificates directly into the chip, enabling trusted security features and making the hardware ready for secure deployment. Test and Personalization Center projects are already being launched in Europe (Murcia, Spain) and South Korea.

Trust Services Roadmap

Personalization & Test

The global semiconductor supply crisis of 2022–2023, combined with increasing geopolitical instability, exposed two structural vulnerabilities in the global economy:

1. **The critical dependence of all major industries on semiconductors**, with widespread supply disruptions affecting automotive, consumer electronics, network infrastructure, industrial equipment, and defense-related systems. Much like oil, semiconductors are foundational to modern industrial production.
2. **A high level of geostrategic concentration**, with semiconductor manufacturing and processing largely dependent on a limited number of countries, primarily in Southeast Asia, creating systemic supply and security risks.

At the same time, the rapid evolution of cyber threats—particularly the emergence of quantum computing—represents a paradigm shift in digital security. It is expected that quantum computers will be capable of breaking current cryptographic standards within seconds. In response, regulators in Europe (through the CRA) and the United States (e.g., CNSA 2.0 & EO 14144) are mandating the adoption of post-quantum cryptography starting in 2027 for all systems related to national security, a scope that effectively extends to most connected and embedded systems.

SEALSQ's Roadmap responds to these challenges:

To address both supply-chain sovereignty and next-generation cybersecurity, SEALSQ's strategy is to build regional semiconductor hubs, in partnership with local industrial and institutional players, integrating three high-value segments of the semiconductor value chain:

1. Custom, post-quantum enabled microcontroller design, the root of trust of electronic systems, including the engineering required for industrial-scale production.
2. Testing, ensuring that every microcontroller is individually validated before customer delivery.
3. Secure provisioning (personalization), where software, cryptographic material, and unique digital identities are embedded into each chip.
4. Provisioning is becoming a decisive strategic differentiator. In regulated markets such as automotive, national identity, and IoT across industrial sectors, government authorities increasingly require each semiconductor to embed a tamper-proof digital identity to protect against cyberattacks and counterfeiting (see https://www.sealsq.com/applications/consumer-electronics for a description of security compliance requirements in consumer electronics).



After having signed and kicked-off the first regional semiconductor hubs in Murcia – Spain, and building on this foundation, SEALSQ is actively engaging with partners to establish two additional Custom Design, Test, and Personalization hubs in 2026, one in the United States and one in Asia, further expanding its global footprint and reinforcing its leadership in post-quantum semiconductor security.



RoT & PKI services

SEALSQ's strategic roadmap is built on 4 phases: Phase 1 was implemented in 2025, with the other phases in progress:

Phase 1: High-Assurance Device Identity (Foundation)
The focus was to establish in 2025 the hardware-backed root of trust consisting of the following.
- Hardware-to-Cloud Binding: Leverage INeS to manage certificates where private keys are generated and stored inside Secure Elements (VaultIC) or TPMs.
- Automated Enrollment: Deploy EST (Enrollment over Secure Transport) or CMPv2 protocols via INES APIs to eliminate manual certificate injection and enable "Zero-Touch" onboarding.
- Cloud-to-Edge Bridge: Integrate INeS with IoT Hubs (AWS IoT, Azure IoT, or private MQTT brokers) to ensure the device identity is the primary key for all telemetry data.

Phase 2: Post-Quantum Readiness & Crypto-Agility
The focus started in 2025 and will continue in 2026 around future-proofing the infrastructure against quantum computing threats expected to consist of the following.
- Hybrid PKI Deployment: Start issuing "hybrid" certificates through INeS, containing both classical (ECC/RSA) and Post-Quantum Cryptography (PQC) signatures (e.g., ML-DSA/Dilithium).
- Algorithm Rollover: Test the ability of your IoT fleet to handle larger PQC keys and signatures without bricking legacy hardware.
- HSM Migration: Ensure the HSMs connected to INES are firmware-upgraded to support FIPS-certified PQC algorithms.

Phase 3: Supply Chain Security & SBOM Integration
The focus started in 2025 and with new developments anticipated in 2026, is to link "who the device is" with "what the device is running." This integration is expected to involve the following:
- Signed SBOMs: Implement a workflow where every software build generates an SBOM. This SBOM must be digitally signed using the INES Code Signing service (backed by HSMs).
- Immutable Manifests: Store the hash of the signed SBOM on-chain or in a secure ledger, indexed by the device's PKI serial number.
- Vulnerability Mapping: Use the SBOM to proactively notify the PKI manager if a device identity should be suspended because its software version contains a critical CVE.



Phase 4: Extended Trust Services (The "Digital Twin" of Trust)

The objective is to move beyond authentication to verifiable assertions and will require clarifying requirements, initiating prototypes before development. This objective is based on the following:

- Verifiable Credentials (VCs): Transition from simple X.509 certificates to VCs for device attributes (e.g., "This device is certified for medical use" or "This device is owned by Company X").
- Dynamic Trust Scores: Implement a system where a device's "Trust Level" is calculated based on its PKI validity + its current SBOM integrity + its behavioral analysis.
- Cross-Domain Federation: Use INeS to allow your IoT devices to be recognized by partner ecosystems (Interoperability) using standardized trust lists.

Roadmap includes also a Key Management System (KMS), to enable a shift from a purely "identity-focused" view (PKI) to a "secret-focused" view. While the PKI handles certificates (Public Trust), the KMS manages the operational keys (Symmetric keys, API keys, and App-level secrets) that make the IoT ecosystem functional.





4. CONSOLIDATED FINANCIAL STATEMENTS

SEALSQ Corp

Annual Report

January – December 2025

Consolidated Financial Statements

of SEALSQ Corp

As at December 31, 2025



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BDO Ltd
Schiffbaustrasse 2
8031 Zurich

1. Report of the Independent Registered Public Accounting Firm (BDO Ltd; Zurich, Switzerland; PCAOB ID# 5988)

Shareholders and Board of Directors
SEALSQ Corp
Craigmuir Chambers
Road Town
Tortola VG 1110
British Virgin Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of SEALSQ Corp (the "Company") as of December 31, 2025 and 2024, the related consolidated statement of comprehensive income/(loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Zurich, Switzerland, March 31, 2026
BDO Ltd

/s/ Nigel Le Masurier /s/ Thomas Richard de Ferrars

We have served as the Company's auditor since 2023.

2. Consolidated Statements of Comprehensive Income / (Loss)

USD'000, except earnings per share	12 months ended December 31,			Note ref.
	2025	2024	2023	
Net sales	18,252	10,981	30,058	*33*
Cost of sales	(9,116)	(6,775)	(15,589)	
Depreciation of production assets	(506)	(478)	(420)	
Gross profit	8,630	3,728	14,049	
Other operating income	2,607	359	48	*34*
Research & development expenses	(12,477)	(4,985)	(3,946)	
Selling & marketing expenses	(12,768)	(5,453)	(5,648)	
General & administrative expenses	(25,791)	(10,840)	(8,644)	
Total operating expenses	(48,429)	(20,919)	(18,190)	
Operating loss	(39,799)	(17,191)	(4,141)	
Non-operating income	8,897	1,061	2,442	*36*
Loss on debt extinguishment	-	(100)	-	
Interest and amortization of debt discount	(223)	(1,003)	(689)	*27*
Non-operating expenses	(3,083)	(883)	(655)	*37*
Loss before income tax expense	(34,208)	(18,116)	(3,043)	
Income tax (expense) / income	162	(3,085)	(225)	*38*
Equity in earnings of unconsolidated affiliates	(148)	-	-	*20/21*
Net loss	(34,194)	(21,201)	(3,268)	
Earnings per ordinary share (USD)				
Basic	(0.24)	(0.60)	(0.21)	*40*
Diluted	(0.24)	(0.60)	(0.21)	*40*
Earnings per F share (USD)				
Basic	(1.20)	(3.01)	(1.07)	*40*
Diluted	(1.20)	(3.01)	(1.07)	*40*
Other comprehensive income / (loss), net of tax:				
Foreign currency translation adjustments	(39)	-	(2)	
Unrealized gain on available-for-sale debt securities:				
Unrealized holding gain arising during period	25	-	-	
Defined benefit pension plans:				*29*
Net gain / (loss) arising during period	108	(27)	11	
Other comprehensive income / (loss)	94	(27)	9	
Comprehensive loss	(34,100)	(21,228)	(3,259)	

The accompanying notes are an integral part of these consolidated financial statements.

3. Consolidated Balance Sheets

USD'000, except par value	As at December 31, 2025	As at December 31, 2024	Note ref.
ASSETS			
Current assets			
Cash and cash equivalents	417,657	84,624	8
Accounts receivable, net of allowance for doubtful accounts	12,944	3,825	9
Inventories	2,012	1,418	10
Prepaid expenses	880	355	
Investment, current	10,032	-	11
Government assistance	4,579	2,247	12
Other current assets	1,534	593	13
Total current assets	449,638	93,062	
Noncurrent assets			
Loans receivable, noncurrent	31	-	
Deferred tax credits	2,295	190	14
Property, plant and equipment, net of accumulated depreciation	3,770	3,201	15
Intangible assets, net of accumulated amortization	20,953	-	16
Operating lease right-of-use assets	6,113	1,031	17
Finance lease right-of-use assets	126	-	17
Goodwill	5,656	-	18
Available-for-sale debt securities, noncurrent	129	-	19
Investments in unconsolidated affiliates	4,259	-	20
Investments in unconsolidated related party affiliates	9,958	-	21
Investment in SAFE	1,000	-	22
Other noncurrent assets	251	82	23
Total noncurrent assets	54,541	4,504	
TOTAL ASSETS	504,179	97,566	
LIABILITIES			
Current Liabilities			
Accounts payable	16,818	10,073	24
Notes payable	689	4,828	25
Deferred revenue, current	25	5	33
Current portion of obligations under operating lease liabilities	668	327	17
Current portion of obligations under finance lease liabilities	57	-	17
Income tax payable	3	1	
Other current liabilities	9,988	1,659	26
Total current liabilities	28,248	16,893	
Noncurrent liabilities			
Bonds, mortgages and other long-term debt	989	-	27
Indebtedness to related parties, noncurrent	-	3,105	28
Operating lease liabilities, noncurrent	5,523	616	17
Finance lease liabilities, noncurrent	72	-	17
Deferred tax liability	4,367	-	38
Employee benefit plan obligation	2,162	464	29
Other noncurrent liabilities	1,310	-	16
Total noncurrent liabilities	14,423	4,185	
TOTAL LIABILITIES	42,671	21,078	

USD'000, except par value	As at December 31, 2025	As at December 31, 2024	Note ref.
Commitments and contingent liabilities			*30*
SHAREHOLDERS' EQUITY			
Common stock - Ordinary shares	1,915	1,000	*31*
Par value - USD 0.01			
Authorized - 500,000,000 and 200,000,000			
Issued and outstanding – 191,525,129 and 100,039,519			
Common stock - F shares	75	75	*31*
Par value - USD 0.05			
Authorized - 10,000,000 and 10,000,000			
Issued and outstanding - 1,499,800 and 1,499,700			
Additional paid-in capital	534,773	116,568	
Accumulated other comprehensive income	852	758	*32*
Accumulated deficit	(76,107)	(41,913)	
Total shareholders' equity	461,508	76,488	
TOTAL LIABILITIES AND EQUITY	504,179	97,566	

The accompanying notes are an integral part of these consolidated financial statements.

4. Consolidated Statements of **Changes in Shareholders'** Equity

USD'000 except share numbers	Number of ordinary shares	Number of F shares	Share Capital	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Total equity (deficit)	Note ref.
As at December 31, 2023	15,446,807	1,499,700	229	24,435	(20,712)	784	4,736	
Stock-based compensation	-	-	-	148	-	-	148	
Securities Purchase Agreements	74,763,055	-	748	74,674	-	-	75,422	
Warrant exercises	9,829,657	-	98	17,311	-	-	17,409	
Comprehensive income / (loss)	-	-	-	-	(21,201)	(27)	(21,228)	
As at December 31, 2024	100,039,519	1,499,700	1,075	116,568	(41,913)	758 (a)	76,488	
Options exercised and acquisition of common stock for tax withholding obligations	1,594,464	100	16	(3,126)	-	-	(3,110)	
Stock-based compensation	-	-	-	9,723	-	-	9,723	35
Securities Purchase Agreements	37,640,000	-	377	258,693	-	-	259,070	31
Warrant exercises	35,496,048	-	354	80,837	-	-	81,191	31
ATM	15,450,000	-	155	67,725	-	-	67,880	31
Investment in WeCan Group	481,110	-	5	1,922	-	-	1,927	20
Acquisition of IC'Alps	823,988	-	8	2,431	-	-	2,439	6
Comprehensive income / (loss)	-	-	-	-	(34,194)	94	(34,100)	
As at December 31, 2025	191,525,129	1,499,800	1,990	534,773	(76,107)	852	461,508	

(a) Adjusted for rounding

The accompanying notes are an integral part of these consolidated financial statements.

5. Consolidated Statements of Cash Flows

USD'000	12 months ended December 31,		
	2025	2024	2023
Cash Flows from operating activities:			
Net loss	(34,194)	(21,201)	(3,268)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:			
Depreciation of property, plant & equipment	703	630	569
Depreciation of lease building & assets, net of cash paid	(2,035)	-	-
Amortization of intangible assets	1,523	-	1
Write-off gain	-	-	(2,240)
Impairment charge	472	-	-
Interest and amortization of debt discount	223	1,003	689
Loss on debt extinguishment	-	100	-
Stock-based compensation	11,261	148	-
Inventory valuation allowance	34	(524)	594
Income from equity-method investments, net of dividends received	148	-	-
Deferred tax asset write-off	-	3,077	-
Income tax expense / (recovery) net of cash paid	(168)	4	225
Other non cash expenses /(income)			
Expenses settled in equity	-	441	153
Unrealized and non cash foreign currency transactions	(365)	(478)	112
Reclassification to financial activities	-	255	-
Changes in operating assets and liabilities, net of effects of businesses acquired / divested			
Decrease / (increase) in accounts receivables	688	1,451	(2,834)
Decrease / (increase) in inventories	(1,101)	4,337	2,319
Decrease / (increase) in other current assets and prepaids, net	(950)	423	275
Decrease / (increase) in government assistance, net	(1,039)	(528)	(1,026)
Decrease / (increase) in other noncurrent assets, net	(2,150)	(189)	(6)
Increase / (decrease) in accounts payable	4,558	2,100	39
Increase / (decrease) in deferred revenue, current	20	5	-
Increase / (decrease) in income tax payable	2	-	(45)
Increase / (decrease) in other current liabilities, excluding stock-based compensation liability	4,720	1,226	285
Increase / (decrease) in deferred revenue, noncurrent	(7)	-	-
Increase / (decrease) in defined benefit pension liability	1,521	37	31
Increase / (decrease) in interest on debt owed to related parties	(319)	167	35
Increase / (decrease) in net balance owed to related parties, excluding debt and interest on debt	(11,724)	(2,608)	1,347
Increase / (decrease) in other noncurrent liabilities	(3,078)	-	-
Net cash provided by / (used in) operating activities	(31,257)	(10,124)	(2,745)

	12 months ended December 31,		
USD'000	2025	2024	2023
Cash Flows from investing activities:			
Sale / (acquisition) of property, plant and equipment	(743)	(571)	(3,021)
Sale / (acquisition) of cryptocurrencies	(500)	-	-
Sale / (acquisition) of investment in SAFE	(1,000)	-	-
Sale / (acquisition) of available-for-sale debt securities	(104)	-	-
Sale / (acquisition) of investment, current	(10,000)	-	-
Acquisition of a business, net of cash and cash equivalents acquired	(10,549)	-	-
Acquisition of unconsolidated affiliates and unconsolidated related party affiliates	(12,416)	-	-
Net cash provided by / (used in) investing activities	(35,312)	(571)	(3,021)
Cash Flows from financing activities:			
Proceeds from options and warrants exercises	7,401	17,610	-
Proceeds from issuance of Common Stock	429,266	60,000	-
Common Stock issuance costs	(28,996)	(5,936)	(295)
Repayment of indebtedness to related parties	(2,750)	(1,407)	-
Repayments of debt	(2,377)	-	-
Payments of debt issue costs	-	(1,867)	(680)
Proceeds from convertible loan issuance	-	20,000	9,600
Acquisition of common stock for tax withholding obligations	(3,025)	-	-
Net cash provided by / (used in) financing activities	399,519	88,400	8,625
Effect of exchange rate changes on cash and cash equivalents	83	24	(21)
Cash and cash equivalents			
Net increase / (decrease) during the period	333,033	77,729	2,838
Balance, beginning of period	84,624	6,895	4,057
Cash and cash equivalents balance, end of period	417,657	84,624	6,895
Supplemental cash flow information for financing and investing activities			
Cash paid for interest, net of amounts capitalized	29	-	-
Cash paid for income tax	6	4	-
Noncash conversion of convertible loans into common stock	-	21,825	8,175
Issuance of shares in relation to the acquisition of IC'Alps	2,464	-	-
Issuance of shares in relation to investments in unconsolidated affiliates	1,948	-	-
Shares withheld to satisfy tax obligations	3,136	-	-
ROU assets obtained from operating lease	6,312	62	65
ROU assets obtained from finance lease	157	-	-

The accompanying notes are an integral part of these consolidated financial statements.

6. Notes to the Consolidated Financial Statements

Note 1.   Organization and nature of operations

SEALSQ Corp, together with its consolidated subsidiaries ("SEALSQ" or the "Group" or the "SEALSQ Group"), was incorporated in April 2022 under the laws of the British Virgin Islands ("BVI"). The SEALSQ Group's registered office is located in Tortola, BVI. The Group's ordinary shares are listed on the Nasdaq Global Select Market under the ticker symbol "LAES" since May 23, 2023.

On January 1, 2023, the Group acquired 100% of the outstanding shares of SEALSQ France SAS (formerly WISeKey Semiconductors SAS) and its subsidiaries. Prior to this acquisition, the Group did not have any operations. On August 4, 2025, SEALSQ acquired 100% of IC'Alps SAS, thereby broadening its services to Application-Specific Integrated Circuit ("ASIC") design.

The Group operates in the semiconductor and cybersecurity industry and designs and markets secure microcontrollers and related cybersecurity solutions primarily for Internet of Things ("IoT") applications.

Note 2.   Future operations and going concern

The Group recorded a loss from operations in this reporting period and the accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 39.8 million in the year 2025 and had positive working capital of USD 421.4 million as at December 31, 2025. Based on the Group's cash projections up to March 31, 2027, SEALSQ has sufficient liquidity to fund operations.

We note that, historically, the Group has been dependent on financing from its parent, WISeKey International Holding Ltd, or other investors to augment the operating cash flow to cover its cash requirements.

Based on the foregoing, management believe it is correct to present these figures on a going concern basis.

Note 3.   Basis of presentation

The consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America ("US GAAP") as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars ("USD") unless otherwise stated.

Acquisition of IC'Alps

On August 4, 2025, SEALSQ acquired 100% of the issued and outstanding shares of IC'Alps SAS ("IC'Alps"), a French société par actions simplifiée, pursuant to a Share Purchase Agreement dated May 26, 2025. IC'Alps is a France-based ASIC and system-on-chip design company serving the medical, automotive, industrial and security markets.

The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, with SEALSQ identified as the accounting acquirer. The assets, liabilities and results of IC'Alps have been included in the Group's consolidated financial statements from August 4, 2025 (see Note 6).

The acquisition enhances SEALSQ's semiconductor design capabilities and expands its engineering workforce and customer relationships.

Additional paid-in capital

During our 2025 financial reporting process, we ascertained that, although SEALSQ is a BVI company with a direct listing on a U.S. stock exchange, its tax residency status means that it is liable for stamp duties in Switzerland for its share issues. This resulted in the Group not accruing for stamp duties on its share issues since inception, which affected SEALSQ's equity presentation of capital increases in the financial statements ended December 31, 2024 and 2023. The error resulted in an overstatement of the capital increase impacts in additional paid-in capital and an understatement of other current liabilities. We assessed that there was not a substantial likelihood that the error would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available, and as such concluded that a "little r" restatement was required. In application of ASC 250, we corrected the error in the current year comparative financial statements by adjusting the prior period information.

The tables below show the effect of the adjustment of the prior period information on the Consolidated Balance Sheets, Consolidated Statements of **Changes in Shareholders' Equity** and Consolidated Statements of Cash Flows. The related interest accrual in relation to the late payment in prior years was deemed immaterial and was not adjusted in retained earnings, instead, a total cumulated interest expense of $86,474 was recorded in the income statement in the year ended December 31, 2025 ($4,884 arising in 2023, $14,563 in 2024 and $67,028 in 2025).

Consolidated Balance Sheets

| | As at December 31, 2024 | |
	As reported in the financial statements ended December 31, 2024	As adjusted in the financial statements ended December 31, 2025
USD'000, except par value		
Other current liabilities	283	1,659
Total current liabilities	15,517	16,893
TOTAL LIABILITIES	19,702	21,078
SHAREHOLDERS' EQUITY		
Additional paid-in capital	117,944	116,568
Total shareholders' equity	77,864	76,488
TOTAL LIABILITIES AND EQUITY	97,566	97,566

Consolidated Statements of Changes in Shareholders' Equity

| | As reported in the financial statements ended December 31, 2024 | | As adjusted in the financial statements ended December 31, 2025 | |
USD'000	Additional paid-in capital	Total equity	Additional paid-in capital	Total equity
As at December 31, 2023	24,730	5,031	24,435	4,736
Share Purchase Agreements	75,554	76,302	74,674	75,422
Warrant exercises	17,512	17,610	17,311	17,409
As at December 31, 2024	117,944	77,864	116,568	76,488

Consolidated Statements of Cash Flows

| | As reported in the financial statements ended December 31, 2024 | | As adjusted in the financial statements ended December 31, 2025 | |
| | 12 months ended December 31, | | 12 months ended December 31, | |
USD'000	2024	2023	2024	2023
Cash Flows from operating activities:				
Increase / (decrease) in other current liabilities, excluding stock-based compensation liability	145	(10)	1,226	285
Net cash provided by / (used in) operating activities	(11,205)	(3,040)	(10,124)	(2,745)
Cash Flows from financing activities:				
Common Stock issuance costs	(4,855)	-	(5,936)	(295)
Net cash provided by / (used in) financing activities	89,481	8,920	88,400	8,625

Note 4.   Summary of significant accounting policies

Accounts Receivable

Receivables represent rights to consideration that are unconditional and consist of amounts billed and currently due from customers. The Group extends credit to customers in the normal course of business and in line with industry practices.

Advertising Costs

All advertising costs are expensed as incurred.

Allowance for Credit losses

We recognize an allowance for credit losses to present the net amount of receivables expected to be collected as of the balance sheet date. The allowance is based on the credit losses expected to arise over the asset's contractual term taking into account historical loss experience, customer-specific data as well as forward-looking estimates. Expected credit losses are estimated individually.

Accounts receivables are written off when deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries, which are not to exceed the amount previously written off, are considered in determining the allowance balance at the balance sheet date.

Available-For-Sale Debt Securities

Available-for-sale debt securities are reported at fair value. Unrealized gains and losses, net of tax, are included in accumulated other comprehensive income (AOCI) until realized or determined to be credit impaired. The Group evaluates available-for-sale debt securities for expected credit losses under ASC 326. A credit loss allowance is recorded when a security's fair value is less than its amortized cost and the Group does not expect to recover the full amortized cost.

Cash and Cash Equivalents

Cash consists of deposits held at major banks that are readily available. Cash equivalents consist of highly liquid investments that are readily convertible to cash and with original maturity dates of three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. Managed investment accounts held for investment purposes are excluded from cash and cash equivalents.

Comprehensive Income / (Loss)

Comprehensive income includes net income and other comprehensive income ("OCI"). Other comprehensive income consists of revenues, expenses, gains, and losses to be included in comprehensive income but excluded from net income as listed in ASC 220-10-45-10A.

In line with ASC 220 (Income Statement - Reporting Comprehensive Income), we have elected to report comprehensive income in a single continuous financial statement with two sections: net income and other comprehensive income.

We present each of the components of other comprehensive income separately, based on their nature, in the statement of comprehensive income.

Contract Assets

Contract assets consist of accrued revenue where the Group has fulfilled its performance obligation towards the customer, but the right to payment is conditional on something other than the passage of time, and therefore the corresponding invoice has not yet been issued. Upon invoicing, contract assets are reclassified to trade accounts receivable until payment is received.

Contract Liability

Contract liability consists of either:
- amounts that have been invoiced and not yet paid, nor recognized as revenue. Upon payment, the liability is reclassified to deferred revenue if the amounts still have not been recognized as revenue. Contract liability that will be realized during the succeeding 12-month period is recorded as current and the remaining contract liability recorded as noncurrent. This would relate to multi-year certificates or licenses.
- advances from customers not supported by invoices.

Cost of Sales and Depreciation of Production Assets

Our cost of sales consists primarily of expenses associated with the design, development, production, delivery and distribution of products. These include expenses related to the preparation of our secure elements and the technical support provided on the Group's ongoing production and on ramp-up phases, including materials, labor, test and assembly suppliers and subcontractors, quality insurance, logistics and freights costs, as well as the amortization of probes, wafers and other items that are used in the production process. This amortization is disclosed separately under depreciation of production assets on the face of the income statement.

Crypto Assets

The Group's cryptocurrency holding is classified as crypto assets with indefinite useful lives in accordance with ASC 350-30 and presented separately in the notes (see Note 16). All in-scope crypto assets shall be remeasured to fair value at each reporting date in accordance with ASC 820 (Fair Value Measurement). All changes in fair value (whether unrealized gains or losses) shall be recognized in net income for the period in which the change occurs.

Cryptocurrencies created or issued by the Group's related parties are explicitly outside the ASU 2023-08 scope. They are accounted for under the cost-less-impairment model and subject to periodic impairment testing and are not amortized. The Group evaluates these assets for impairment at least annually, or more frequently when indicators of impairment exist.

Deferred Revenue

Deferred revenue consists of amounts that have been invoiced and paid but have not been recognized as revenue. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current and the remaining deferred revenue recorded as noncurrent. This would relate to multi-year certificates or licenses.

Earnings per Share

Basic earnings per share are calculated using the two-class method required for companies with multiple classes of common stock. The two-class method determines net earnings per common share for each class of common stock according to dividends declared or accumulated and participation rights in distributed and undistributed earnings or losses. The two-class method requires income available to common stockholders for the period to be allocated between each class of common stock based upon their respective rights to receive dividends as if all income for the period had been distributed.

For SEALSQ, the dividend rights of the holders of ordinary shares and F shares (collectively, the "common stock") differ. The dividend rights of an F share are five times greater than the dividend rights of an ordinary share. Undistributed earnings are allocated to the classes of common stock proportionately to their dividend rights and the resulting net results per share will, therefore, vary for each class of common stock. In line with ASC 260-10-45, the Group has presented the net earnings attributed to its common stock for each class of common stock. The earnings per share calculation is based on the weighted average number of shares in issue of each class.

When the effects are not antidilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares and the dilutive effect of stock options as determined under the treasury stock method.

Fair Value of Financial Instruments

The Group's financial instruments are primarily composed of cash and cash equivalents, accounts receivable, managed investment accounts, accounts payable and other current liabilities, and debt obligations.

Fair value is the price that would be received to sell an asset or the amount paid to transfer a liability, also referred to as the "exit price," in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, as described in Note 6, fair value measurement classification is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

Fair values of financial instruments are estimated using public market prices, quotes from financial institutions and other available information. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, accounts receivable and contract assets, accounts payable and other current liabilities approximate their fair values, and management also believes that the carrying values of notes and other receivables and outstanding balances on the Group's credit and term loan facilities approximate their fair values, based on their specific asset and/or liability characteristics, including having terms consistent with current market conditions. The fair value of convertible note payable is calculated based on the present value of the future cash flows as of the reporting date.

Fiscal Year

The Group's fiscal year ends on December 31.

Foreign Currency

The functional currency of SEALSQ Corp is the U.S. dollar, USD.

In general, the functional currency of a foreign operation is the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. The effects of foreign currency translation adjustments are included in stockholders' equity as a component of accumulated other comprehensive income / (loss). The Group's reporting currency is USD.

General Principles of Business Combinations

The Group uses the acquisition method to account for business combination, in line with ASC 805-10. Subsidiaries acquired or divested in the course of the year are included in the consolidated financial statements respectively as of the date of purchase, and up to the date of sale. The consideration for the acquisition is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interests over the net identifiable assets acquired and liabilities assumed.

Goodwill

Goodwill is not amortized but is subject to impairment analysis at least annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Group performs its annual goodwill impairment test as of October 1st. The impairment test requires significant estimates of fair value, including projected cash flows and discount rates. Adverse changes in market conditions, operating performance, or other factors could result in a material impairment charge in future periods.

In accordance with ASC 830, the goodwill balance is recorded in the functional currency of the acquired business and translated at each reporting date. The resulting foreign currency translation adjustments are recorded in other comprehensive income.

Government Assistance - Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. SEALSQ France SAS and IC'Alps SAS are eligible to receive such tax credits.

These research tax credits are presented as a reduction of research & development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, the corresponding research and development efforts have been completed and the supporting documentation is available. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. The tax credit is therefore considered to be a refundable R&D tax credit which is not within the scope of the income tax standard (ASC 740). It is included in current assets under government assistance in the balance sheet in line with ASC 832.

Government assistance in the form of interest-free loans is accounted for by recognizing a deferred revenue component, measured as the difference between the fair value of the loan on initial recognition and the proceeds received. This deferred income is amortized over the term of the loan. The Group classifies the portion of deferred income expected to be recognized within the next 12 months as current, with the remainder classified as noncurrent.

Other government incentives received as compensation for expenses already incurred for specific projects involving technical and scientific research are recognized as other operating income in the income statement when it becomes receivable.

Income Taxes

Taxes on income are accrued in the same period as the income and expenses to which they relate.

Deferred taxes are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet of our companies prepared for consolidation purposes, with the exception of temporary differences arising on investments in foreign subsidiaries where the Group has plans to permanently reinvest profits into the foreign subsidiaries.

Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is "more likely than not" that future profits will be available and the tax loss carry-forward can be utilized. The Group records a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. This assessment involves significant judgment regarding future taxable income. It is reasonably possible that changes in projections of future taxable income could result in a material adjustment to the valuation allowance within the next year.

Changes to tax laws or tax rates enacted at the balance sheet date are taken into account in the determination of the applicable tax rate provided that they are likely to be applicable in the period when the deferred tax assets or tax liabilities are realized.

The Group is required to pay income taxes in a number of countries. The Group recognizes the benefit of uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained on examination by the tax authorities. The benefit recognized is the largest amount of tax benefit that is greater than fifty percent likely of being realized on settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Group adjusts its recognition of these uncertain tax benefits in the period in which new information is available impacting either the recognition or measurement of its uncertain tax positions.

Intangible Assets

Intangible assets that are determined to have finite useful lives are amortized over their estimated useful lives, which generally range from 1 to 19 years. The Group review these assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed in accordance with ASC 360 based on the expected undiscounted future cash flows generated by the asset or asset group. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the excess of carrying value over fair value.

The Group's cryptocurrency holding is classified as intangible assets with indefinite useful lives in accordance with ASC 350-30. Cryptocurrencies created or issued by the Group's related parties are explicitly outside the ASU 2023-08 scope. They are accounted for under the cost-less-impairment model and subject to periodic impairment testing and are not amortized. The Group evaluates these assets for impairment at least annually, or more frequently when indicators of impairment exist.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs are calculated using standard costs, approximating average costs. Finished goods and work-in-progress inventories include material, labor and manufacturing overhead costs. The Group records an inventory valuation allowance based on an analysis of physical deterioration, obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions. Should actual demand differ from forecasted demand, additional write-downs may be required. It is reasonably possible that estimates of net realizable value could change in the near term and such changes could be material to the consolidated financial statements.

Investment in SAFE

The Group's investments in Simple Agreements for Future Equity ("SAFEs"), which represent contractual rights to receive equity interests in privately held companies upon the occurrence of specified future events, are accounted for as freestanding financial instruments. Because SAFEs do not convey a present ownership interest and do not meet the definition of an equity security, they are excluded from the scope of ASC 321 prior to conversion.

SAFEs are initially recognized at cost and classified as noncurrent assets. The Group assesses SAFEs for impairment based on qualitative factors, including the financial condition and prospects of the issuer, subsequent financing activity, and other company-specific developments. If an impairment is identified, the carrying amount is written down to its estimated recoverable amount with a corresponding charge to earnings. Upon conversion of a SAFE into equity securities, the Group derecognizes the SAFE and records the equity securities received at the carrying amount of the SAFE on the conversion date. The equity securities are subsequently accounted for in accordance with ASC 321.

Investments in Unconsolidated Affiliates and Unconsolidated Related Party Affiliates

In line with ASC 323, SEALSQ accounts for investments in entities over which it has significant influence, but not control, using the equity method of accounting. The Group evaluates the need for the equity method where influence exists despite lower ownership levels. Under the equity method, investments are initially recorded at cost and subsequently adjusted for the Group's proportionate share of the investee's net income or loss and dividends received. SEALSQ's share of the income or loss of these companies is reported in the consolidated income statement under equity in earnings of unconsolidated affiliates. The investment in these companies is reported in the consolidated balance sheet under investments in unconsolidated affiliates or related party affiliates.
The Group assesses equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Leases

In line with ASC 842, the Group, as a lessee, recognizes right-of-use assets and related lease liabilities on its balance sheet for all arrangements with terms longer than twelve months, and reviews its leases for classification between operating and finance leases. Obligations recorded under operating and finance leases are identified separately on the balance sheet. Lease assets and lease liabilities are measured initially at an amount equal to the present value of minimum lease payments during the lease term, as at the beginning of the lease term.
The Group has elected the short-term lease practical expedient whereby we do not present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that we are reasonably certain to exercise.
We have also elected the practical expedients related to lease classification of leases that commenced before the effective date of ASC 842.

Litigation and Contingencies

Should legal proceedings and tax matters arise, due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues liability and/or discloses the relevant circumstances, as appropriate.

Managed Investment Accounts

Managed investment accounts maintained for investment purposes are classified as investments and measured at fair value at each reporting date, with changes in fair value recognized in earnings. Cash balances and call deposits held within such accounts are not classified as cash or cash equivalents, as they are not segregated or designated for operating use.

Pension Plan

In the year 2025, the Group maintained three defined benefit post-retirement plans: one maintained by SEALSQ Corp covering its employees in Switzerland, and one maintained by SEALSQ France SAS and one maintained by IC'Alps SAS, both covering their employees in France. In accordance with ASC 715-30, *Defined Benefit Plans – Pension,* the Group recognizes the funded status of the plan in the balance sheet. Actuarial gains and losses are recorded in accumulated other comprehensive income / (loss).
The measurement of defined benefit obligations requires significant assumptions, including discount rates and expected returns on plan assets. A change in discount rates of 100 basis points would materially affect the projected benefit obligation. It is reasonably possible that changes in actuarial assumptions could materially impact the recorded obligation in the next fiscal year.

Principles of Consolidation

The consolidated financial statements include the accounts of SEALSQ Corp and its wholly owned subsidiaries over which the Group has control.
Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans, have been eliminated.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives which range from 1 to 10 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the lease terms, as appropriate. Property, plant and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

Revenue Recognition

The Group's policy is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the group applies the following steps:

- Step 1: Identify the contract(s) with a customer.
- Step 2: Identify the performance obligations in the contract.
- Step 3: Determine the transaction price.
- Step 4: Allocate the transaction price to the performance obligations in the contract.
- Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. We typically allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract. If a standalone price is not observable, we use estimates.

The Group recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer. The transfer may be done at a point in time (typically for goods) or over time (typically for services). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. For performance obligations satisfied over time, the revenue is recognized over time, most frequently on a *prorata temporis* basis as most of the services provided by the Group relate to a set performance period.

If the Group determines that the performance obligation is not satisfied, it will defer recognition of revenue until it is satisfied.

We present revenue net of sales taxes and any similar assessments.

The Group delivers products and records revenue pursuant to commercial agreements with its customers, generally in the form of an approved purchase order or sales contract.

Where products are sold under warranty, the customer is granted a right of return which, when exercised, may result in either a full or partial refund of any consideration received, or a credit that can be applied against amounts owed, or that will be owed, to the Group. For any amount received or receivable for which we do not expect to be entitled to because the customer has exercised its right of return, we recognize those amounts as a refund liability.

Sales Commissions

Sales commission expenses where revenue is recognized are recorded in the period of revenue recognition.

Segment Reporting

In 2025, following the acquisition of IC'Alps on August 4, 2025, our chief operating decision maker, who is also our Chief Executive Officer, requested changes in the information that he regularly reviews for purposes of allocating resources and assessing budgets and performance. As a result, beginning in fiscal year 2025, we report our financial performance based on a new segment structure described in Note 39. All prior periods were restated as a result of the change in reported segments.

Stock-Based Compensation

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Fair values of options and awards granted are estimated using a Black-Scholes option pricing model. The model's input assumptions are determined based on available internal and external data sources. The risk-free rate used in the model is based on the Swiss treasury rate for the expected contractual term. Expected volatility is based on historical volatility of SEALSQ shares.

Where SEALSQ permits the withholding of shares as a means of meeting the grantee's tax obligation in relation to their option exercise, the awards are accounted for as liabilities under ASC 718 for jurisdictions that do not have any withholding requirement. These awards are measured at fair value on the grant date and remeasured at each reporting period until settlement. Upon exercise, the fair value of the shares withheld is recorded in equity in line with ASC 718-10-25-18.

Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards at the grant date. The Group accounts for forfeitures as they occur.

Nonemployee share-based payment transactions are measured by estimating the fair value of the equity instruments that an entity is obligated to issue and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting from available alternatives would not produce a materially different result. However, certain estimates involve a higher degree of judgment and complexity and may materially affect the consolidated financial statements.

Significant estimates used in the preparation of the consolidated financial statements include:
- Valuation of assets acquired and liabilities assumed in business combinations (see Note 6)
- Inventory valuation (see Note 10)
- Goodwill impairment assessments (see Note 18)
- Pension and other postretirement obligations (see Note 29)
- Recoverability of deferred tax assets (see Note 38)

Recent Accounting Pronouncements

<u>Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:</u>

As of January 1, 2025, the Group adopted Accounting Standards Update (ASU) 2023-08 Intangibles – Goodwill and Other – Crypto Assets (subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes guidance for the recognition measurement, presentation and disclosure of certain crypto assets.
ASU 2023-08 requires in-scope crypto assets to be measured at fair value, with changes in fair value recognized in net income. It also requires separate presentation of crypto assets on the balance sheet and enhanced disclosures regarding nature, fair value measurement, and risks associated with crypto holdings. There was no impact on the Group's results upon adoption of the standard.

As of January 1, 2025, the Group also adopted Accounting Standards Update (ASU) 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure and modifies or eliminates certain existing requirements.
ASU 2023-09 requires entities to disclose the amount of income taxes paid (net of refunds) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements. There was no impact on the Group's results upon adoption of the standard.

<u>New FASB Accounting Standard to be adopted in the future:</u>

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which updates mandates that public business entities provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors.
Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.
Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.
The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This update clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments' preexisting terms.
Summary: The update introduces a "preexisting contract approach" to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the ASU clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date.
Effective Date: ASU 2024-04 is effective for public business entities for fiscal years beginning after December 15, 2025. Early adoption is permitted.
The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update provides targeted simplifications to the current expected credit loss (CECL) model for certain short-term financial assets arising from revenue transactions.
Summary: The update introduces a practical expedient that allows entities to assume that current economic conditions as of the balance-sheet date remain unchanged for the remaining life of certain current accounts receivable and current contract assets when estimating expected credit losses. This eliminates the need to develop forward-looking macroeconomic forecasts for these short-term assets, reducing complexity and documentation burden. The update also includes related disclosure requirements for entities electing the practical expedient or subsequent collection approach.
Effective Date: ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted.
The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This ASU makes targeted improvements to Subtopic 350-40 to increase the operability of the recognition guidance considering different methods of software development.
Summary: This update amends Subtopic 350-40 by removing references to prescriptive software development stages and introducing a principles-based approach for capitalizing costs. Under this approach, capitalization begins when management has authorized and committed to funding and it is probable that the project will be completed and used as intended. Additionally, the ASU introduces a framework

for assessing significant development uncertainty, clarifies that specific asset disclosures apply to all capitalized internal-use software costs, and consolidates guidance for website development costs into Subtopic 350-40.
Effective Date: ASU 2025-06 is effective for all entities for fiscal years beginning after December 15, 2027. Early adoption is permitted.
The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies and refines the guidance in ASC 270 to improve how entities prepare and disclose interim financial statements and notes in accordance with U.S. GAAP.
Summary: The update specifies that ASC 270 applies to all entities that provide a complete set of interim financial statements with notes. It clarifies the form and content of interim financial statements and accompanying disclosures, including a consolidated list of disclosure requirements relevant for interim periods. The ASU also codifies a disclosure principle requiring entities to report material events or changes that occur after the most recent annual reporting period, such as significant changes in estimates, accounting policies, or contingencies. These amendments improve clarity, consistency, and ease of application but do not change the fundamental nature of interim reporting.
Effective Date: ASU 2025-11 is effective for public business entities for interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its interim financial statements but does not expect it to have a material impact.

Note 5.   Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash and cash equivalents is mostly held with one large financial institution. Management believes that the financial institution that holds most of our cash and cash equivalents is financially sound and, accordingly, is subject to minimal credit risk. However, to the extent that such deposits exceed the maximum insurance levels, they are uninsured.
The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for the years ended December 31, 2025, 2024 or 2023, and the clients whose net trade accounts receivable balances (excluding related party receivables) represented 10% or more of total consolidated net trade accounts receivable balances as of December 31, 2025 and December 31, 2024. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

Revenue concentration (% of total net sales)	12 months ended December 31,		
	2025	2024	2023
Multinational electronics contract manufacturing company	2%	4%	15%
International digital security company	0%	0%	12%
International computer and hardware manufacturer	12%	36%	5%
International distributor of semiconductors, electronics	13%	5%	2%

Receivables concentration (% of total accounts receivable and maximum amount of loss due to credit risk)	As at December 31, 2025		As at December 31, 2024	
	%	USD'000	%	USD'000
International computer and hardware manufacturer	28%	1,196	47%	1,804
International electronic security systems manufacturer	-	-	10%	400
International cables designer and manufacturer	11%	460	1%	34

Note 6.   Business combination

On August 4, 2025 (the "Acquisition Date"), SEALSQ acquired 100% of the issued and outstanding shares of IC'Alps, a French société par actions simplifiée, pursuant to a Share Purchase Agreement dated May 26, 2025. IC'Alps is a France-based ASIC and system-on-chip design company serving the medical, automotive, industrial, and security markets. The acquisition enhances SEALSQ's semiconductor design capabilities and expands its engineering workforce and customer relationships.
The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, with SEALSQ identified as the accounting acquirer. The assets, liabilities, and results of IC'Alps have been included in the Group's consolidated financial statements from August 4, 2025.

The total consideration transferred for the acquisition of IC'Alps was USD 13,892,574 and consisted of the following components:

	USD'000
Cash consideration (EUR 10,000,000)	11,429
Equity consideration (823,988 SEALSQ ordinary shares at USD 2.99)	2,464
Total consideration transferred	13,893

The equity consideration was measured at the quoted closing price of SEALSQ's common stock on the Acquisition Date. Acquisition-related costs of USD 306,064 were expensed as incurred and are included within general and administrative expenses in the consolidated income statement.

The Share Purchase Agreement included an earn-out arrangement payable in SEALSQ shares if IC'Alps achieved specified revenue targets for the year ended December 31, 2025. Because settlement would occur through a variable number of shares, the earn-out was classified as a liability under ASC 480 and ASC 815-40. At the Acquisition Date, the fair value of the contingent consideration was determined to be zero based on probability-weighted revenue scenarios. As of December 31, 2025, the revenue targets were not met, and no contingent consideration liability was recognized. No remeasurement gains or losses were recorded during the year ended December 31, 2025.

The following table summarizes the final allocation of the purchase price as of August 4, 2025:

	USD'000
Cash and cash equivalents	879
Current assets	3,182
Property, plant and equipment, net of accumulated depreciation	237
Intangible assets (pre-existing), net of accumulated amortization	3,526
Right-of-use assets	3,465
Other noncurrent assets	124
Identifiable intangible assets	17,665
Total assets acquired	29,078
Total current liabilities	(4,467)
Long-term liabilities (excluding deferred tax liabilities)	(11,806)
Deferred income tax liability	(4,416)
Total liabilities assumed	(20,689)
Net identifiable assets acquired	8,389

The purchase price allocation was finalized during the year ended December 31, 2025.
Deferred tax liabilities of USD 4,416,375 were recognized primarily as a result of differences between the fair value and tax basis of acquired identifiable intangible assets. The deferred tax liabilities will reverse over the amortization period of the related intangible assets.

The following table reconciles the total consideration transferred to the net identifiable assets acquired and the resulting goodwill recognized as of the Acquisition Date (in USD):

	USD'000
Total consideration transferred	13,893
Less: net identifiable assets acquired	(8,389)
Goodwill recognized at Acquisition Date	5,504

Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. The goodwill recognized is primarily attributable to expected operational and revenue synergies, the expansion of the Group's ASIC and system-on-chip design capabilities, access to IC'Alps' skilled engineering workforce, and cross-selling opportunities within the Group's existing customer base. These benefits do not qualify for separate recognition as identifiable intangible assets under ASC 805.
Goodwill is recorded in the functional currency of IC'Alps (EUR) and is translated into USD at the applicable closing exchange rate at each reporting date in accordance with ASC 830.
Goodwill has been allocated to the Group's ASIC reporting unit. Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it may be impaired, in accordance with ASC 350.
No impairment indicators were identified as of December 31, 2025. The goodwill recognized is not expected to be deductible for income tax purposes.
The identifiable intangible assets recognized in connection with the acquisition and their estimated useful lives are presented below. Intangible assets are amortized on a straight-line basis over their estimated useful lives. The weighted-average useful life of the acquired identifiable intangible assets is approximately 15.3 years.

Intangible asset	Fair value USD'000	Useful life Years
Customer relationships	12,772	19
Accreditations	1,284	3
Corp trade name	657	9
Technology	1,526	9
Software	163	9
Backlog	1,263	2
Acquired identifiable intangible assets	17,665	15.3

For the period from August 4, 2025, **through December 31, 2025, IC'Alps contributed revenue of** USD 3,600,625 and net loss of USD 1,405,384 to the **Group's consolidated results.**

Supplemental Pro Forma Information (Unaudited)

The following unaudited pro forma consolidated financial information presents the combined results of **SEALSQ and IC'Alps** as if the acquisition had occurred on January 1, 2024.

USD'000	12 months ended December 31,	
	2025	2024
Revenue	25,198	21,130
Net income (loss)	(39,611)	(24,882)

The unaudited pro forma financial information includes adjustments to reflect incremental amortization of acquired identifiable intangible assets, related income tax effects, elimination of acquisition-related transaction costs, and elimination of intercompany transactions. The pro forma financial information does not reflect potential synergies or integration costs.

Note 7. Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:
- Level 1, defined as observable inputs such as quoted prices in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2025		As at December 31, 2024		Fair value	Note
USD'000	Carrying amount	Fair value	Carrying amount	Fair value	level	ref.
Recurring fair value measurements						
Available-for-sale debt securities, noncurrent	129	129	-	-	3	19
Investment, current	10,032	10,032	-	-	2	11
Nonrecurring fair value measurements						
Accounts receivable	12,944	12,944	3,825	3,825	3	9
Accounts payable	14,467	14,467	10,073	10,073	3	24
Notes payable	689	689	4,828	4,828	3	25
Indebtedness to related parties, noncurrent	-	-	3,105	3,105	3	28
Bonds, mortgages and other long-term debt	989	989	-	-	3	27

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:
- Available-for-sale debt securities, noncurrent - fair value remeasured as at reporting period, based on information available.
- Investment, current – consists of a managed investment account held with UBS Switzerland AG. Although the account is made up of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances, with fair value levels ranging from Level 1 to Level 3, fair value is remeasured as at reporting period, based on the statement of assets made available by UBS at the reporting date, which falls under Level 2.
- Accounts receivable – carrying amount approximated fair value due to their short-term nature.
- Accounts payable – carrying amount approximated fair value due to their short-term nature.
- Notes payable – carrying amount approximated fair value due to their short-term nature.
- Indebtedness to related parties, noncurrent - carrying amount approximated fair value.
- Bonds, mortgages and other long-term debt – carrying amount approximated fair value.

Note 8. Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 9.   Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

USD'000	As at December 31, 2025	As at December 31, 2024
Trade accounts receivable	4,649	3,645
Allowance for credit losses	(380)	(50)
Accounts receivable from shareholders	8,107	-
Accounts receivable from other related parties	549	223
Accounts receivable from underwriters, promoters, and employees	7	-
Other accounts receivable	12	7
Total accounts receivable, net of allowance for credit losses	12,944	3,825

As at December 31, 2025, accounts receivable from shareholders consisted of a receivable from WISeKey International Holding Ltd ("WISeKey"), which controls **a majority of the Group's voting rights as at December 31,2025**, in relation to services provided by SEALSQ and pension liabilities due by WISeKey following a transfer of employees from WISeKey to SEALSQ. Accounts receivable from other related parties consisted of receivables from WISeKey SA and SEALCOIN AG all subsidiaries of WISeKey, in relation to services provided by SEALSQ and pension liabilities due by WISeKey SA following a transfer of employees from WISeKey SA to SEALSQ. See Note 42 for details on related parties.

Note 10.   Inventories

Inventories consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Raw materials	670	764
Work in progress	192	482
Finished goods	1,150	172
Total inventories	2,012	1,418

In the years ended December 31, 2025, 2024 and 2023, the Group recorded an inventory valuation allowance in the income statement in an amount of, respectively, a credit of USD 13,525, and debits of USD 92,284 and USD 220,289 in relation to raw materials, and a debit of USD 47,326, a credit of USD 615,608 and a debit of USD 373,469 in relation to work in progress. The credit balances results from the release of provisions.

Note 11.   Investment, current

Managed Investment Account

In November 2025, the Group entered into **a discretionary asset management arrangement with UBS Switzerland AG ("UBS") and opened an investment account under the UBS "Manage Premium" mandate (the "UBS Investment Account"). In connection with this arrangem**ent, the Group funded the UBS Investment Account with USD 10.0 million on November 28, 2025.
Under the terms of the arrangement, UBS is authorized to manage the assets held in the UBS Investment Account on a discretionary basis within agreed investment parameters. The UBS Investment Account is maintained for investment purposes and not for day-to-day operating cash needs.
As of December 31, 2025, the UBS Investment Account consisted of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances held to facilitate portfolio management.
The UBS Investment Account is classified as investments and is measured at fair value at each reporting date. Changes in fair value, including unrealized gains and losses, are recognized in earnings. Fair value is determined based on UBS account statements reflecting observable market prices for the underlying investments.
Cash balances and call deposits held within the UBS Investment Account are not segregated or designated for operating use and are maintained as part of the overall investment strategy. Accordingly, such balances are not classified as cash or cash equivalents.

Note 12.   Government assistance

SEALSQ France SAS and **IC'Alps** SAS are eligible for research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2025 and December 31, 2024, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 4,578,813, made up of **USD 3,044,419 attributable to IC'Alps SAS and USD 1,534,394** attributable to SEALSQ France SAS, and USD 2,246,680, each translated at the period-end exchange rate.

The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. Refundable R&D tax credits are accounted for as government assistance in accordance with ASC 832, and are recognized in the consolidated financial statements consistent with the accounting policy described in Note 4.

In addition, the Companies are also entitled to receive other grants, including interest subvention—a government incentive that subsidizes or reduces the interest cost on eligible borrowings (see Note 27 for further details)—as well as reimbursements for certain expenses.

Note 13.   Other current assets

Other current assets consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Value-Added Tax receivable	733	501
Advanced payment to suppliers	303	61
Deposits, current	5	5
Customer contract assets, current	451	-
Other current assets	42	26
Total other current assets	1,534	593

Note 14.   Deferred tax credits

Our deferred tax credits balance relates to Swiss withholding tax deducted on interest income, which is recoverable after the end of each tax year.

Note 15.   Property, plant and equipment

Property, plant and equipment, net consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Machinery and equipment	14,554	13,769
Buildings and leasehold improvements	224	-
Office equipment and furniture	2,421	2,321
Computer equipment and licences	698	817
Total property, plant and equipment, gross	17,897	16,907
Accumulated depreciation for:		
Machinery and equipment	(11,284)	(10,733)
Buildings and leasehold improvements	(13)	-
Office equipment and furniture	(2,334)	(2,320)
Computer equipment and licences	(496)	(653)
Total accumulated depreciation	(14,127)	(13,706)
Total property, plant and equipment, net	3,770	3,201
Depreciation charge for the year	703	630

During the year ended December 31, 2025, the Group recognized an impairment loss of USD 472,318 related to certain mask sets classified as assets under development within property, plant and equipment over 2024 and 2025. The assets under development consisted of production masks related to the QUASAR project, which aims to develop next-generation secure semiconductors embedding NIST-standardized post-quantum cryptography algorithms and integrating Trusted Platform Module 2.0 (TPM 2.0) technology. As development advances, semiconductor designs are revised, and production masks associated with earlier versions become obsolete. The impairment charge represents the excess of the carrying amount of the assets over their estimated fair value and was recorded within operating expenses (research and development). No impairment losses were recognized during the year ended December 31, 2024.

The useful economic life of property plant and equipment is as follows:

- Production tools   8 to 10 years
- Office equipment and furniture: 2 to 5 years
- Production masks   5 years
- Probe cards   5 years
- Licenses   3 years
- Software   1 year

Note 16.   Intangible assets and Crypto assets

Intangible assets, crypto assets consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Intangible assets under the cost-less-impairment model:		
Cryptocurrencies	500	-
Total crypto assets, net	500	-
Intangible assets subject to amortization:		
Trademarks	676	-
Patents	2,281	2,281
License agreements	5,449	1,699
Customer relationships	13,127	-
Other intangibles	5,277	923
Total intangible assets, gross	27,310	4,903
Accumulated amortization for:		
Trademarks	(31)	-
Patents	(2,281)	(2,281)
License agreements	(2,463)	(1,699)
Customer relationships	(288)	-
Other intangibles	(1,294)	(923)
Total accumulated amortization	(6,357)	(4,903)
Total intangible assets subject to amortization, net	20,453	-
Total intangible assets, net	20,953	-
Amortization charge for the year	1,523	-

Intangible assets under the cost-less-impairment model consist of a balance of 195,788,312 WECAN **tokens acquired from the Group's unconsolidated affiliate, WeCan Group AG ("WeCan"), for USD 500,000. The tokens are held as part of the Group's strategic relationship** with WeCan and to support participation in its blockchain ecosystem. Management evaluated the applicability of ASC 350-60 (Crypto Assets) and concluded that these tokens are not within the scope of ASC 350-60.

Accordingly, the tokens are accounted for as indefinite-lived intangible assets under ASC 350-30 and are measured at cost less impairment. These tokens do not represent cash or cash equivalents under ASC 305 and are not accounted for as financial instruments. Indefinite-lived intangible assets are not amortized but are subject to impairment testing at least annually and more frequently if events or changes in circumstances indicate that the asset may be impaired. For the year ended December 31, 2025, the Group did not identify any events or changes in circumstances indicating that the carrying amount of its cryptocurrency assets may not be recoverable. Accordingly, no impairment charge was recognized, and the carrying amount remains USD 500,000 as of December 31, 2025.

As at December 31, 2025, a balance of USD 3,661,131 of license fees was outstanding in line with agreed payment terms, made up of USD 2,351,152 payable in 2026 recorded in accounts payable and USD 1,309,979 payable in 2027 recorded in other noncurrent liabilities on the consolidated balance sheet.

The useful economic life of intangible assets is as follows:
- Trademarks   9 years
- Patents   5 to 10 years
- License agreements   1 to 3 years
- Customer relationships   19 years
- Other intangibles   2 to 9 years

Future amortization charges are detailed below:

Future estimated aggregate amortization expense

Year	USD'000
2026	3,625
2027	2,670
2028	1,476
2029	1,223
2030 and beyond	11,459
Total intangible assets subject to amortization, net	20,453

Note 17.   Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2025, the SEALSQ Group holds six operating leases which relate to premises.
We do not sublease. All our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

During the year ended December 31, 2025, the Group completed few sale and leaseback transactions involving IT equipment. Each transaction met the criteria for a sale under ASC 606, and accordingly, the Group derecognized the assets sold and recognized a right- of- use asset and lease liability in accordance with ASC 842. The leaseback arrangement is classified as a finance lease. The Company holds five such finance leases which relate to IT equipment.

During the years 2025, 2024 and 2023 we recognized rent expenses associated with our leases as follows:

USD'000	12 months ended December 31, 2025	12 months ended December 31, 2024	12 months ended December 31, 2023
Finance lease cost:			
Amortization of right-of-use assets	37	-	-
Interest on lease liabilities	2	-	-
Operating lease cost:			
Fixed rent expense	540	356	329
Variable lease cost	72	-	-
Short-term lease cost	-	-	-
Net lease cost	651	356	329
Lease cost - Cost of sales	-	-	-
Lease cost - General & administrative expenses	651	356	329
Net lease cost	651	356	329

In the years 2025 and 2024, we had the following cash and non-cash activities associated with our leases:

USD'000	As at December 31, 2025	As at December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	589	351
Financing cash flows from finance leases	39	-
Non-cash investing and financing activities:		
Net lease cost	651	356
Additions to ROU assets obtained from:		
New operating lease liabilities	6,312	62
New finance lease liabilities	157	-

The following table provides the details of right-of-use assets and lease liabilities as of December 31, 2025:

USD'000	As at December 31, 2025	As at December 31, 2024
Right-of-use assets:		
Operating leases	6,113	1,031
Finance leases	126	-
Total right-of-use assets	6,239	1,031
Lease liabilities:		
Operating leases	6,191	943
Finance leases	129	-
Total lease liabilities	6,320	943

As at December 31, 2025, future minimum annual lease payments were as follows:

Year (USD'000)	Operating	Finance	Total
2026	915	60	975
2027	887	45	932
2028	880	29	909
2029	879	1	880
2030 and beyond	3,699	-	3,699
Total future minimum operating and finance lease payments	7,260	135	7,395
Less effects of discounting	(1,069)	(6)	(1,075)
Lease liabilities recognized	6,191	129	6,320

As of December 31, 2025 the weighted-average remaining lease term was 8.16 years for operating leases and 2.47 years for finance leases.

As leases do not provide an implicit rate, we calculated an estimate rate based upon the estimated incremental borrowing rate of the Group. The weighted average discount rate associated with operating lease as of December 31, 2025 was 3.78%. The weighted average discount rate associated with finance lease as of December 31, 2025 was 3.37%.

Note 18.   Goodwill

The Group performs its annual goodwill impairment test on October 1 of each year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Under the quantitative test, the fair value of each reporting unit is compared with its carrying amount, including goodwill. If the carrying amount exceeds the reporting unit's fair value, an impairment charge is recognized in an amount equal to the excess, limited to the total amount of goodwill allocated to that reporting unit.

On August 4, 2025, the Group acquired 100% of IC'Alps SAS. In connection with the acquisition, goodwill of EUR 4,815,338 (USD 5,656,395 at December 31, 2025, exchange rates) was recognized as part of the purchase price allocation under ASC 805.

The goodwill recognized in connection with the acquisition relates to IC'Alps, which represents the reporting unit for purposes of goodwill impairment testing and operates within the Group's ASIC operating segment. Given the proximity of the acquisition date to the annual testing date and the absence of any events or circumstances indicating potential impairment, management performed a qualitative assessment in accordance with ASC 350 and concluded that it was not more likely than not that the fair value of the reporting unit was less than its carrying amount. After October 1, 2025, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recognized in 2025. Management also evaluated whether any indicators of impairment existed for the acquired identifiable intangible assets and other long-lived assets in accordance with ASC 360 and concluded that no triggering events requiring a recoverability test were identified.

IC'Alps' functional currency is the Euro (EUR). Accordingly, goodwill recognized in connection with the acquisition of IC'Alps was recorded in euros and is translated into the Group's reporting currency (USD) at each reporting date in accordance with ASC 830. Translation adjustments are recorded in accumulated other comprehensive income and do not impact net income.

USD'000	ASIC Segment	Total
Goodwill balance as at December 31, 2023	-	-
Goodwill acquired during the year	-	-
Impairment losses	-	-
As at December 31, 2024		
Goodwill	-	-
Goodwill balance as at December 31, 2024	-	-
Goodwill acquired during the year	5,504	5,504
Currency translation adjustment	152	152
Impairment losses	-	-
As at December 31, 2025		
Goodwill	5,656	5,656
Accumulated currency translation adjustment	152	152
Goodwill balance as at December 31, 2025	5,656	5,656

The assessment of goodwill impairment requires judgment, including the evaluation of qualitative factors such as operating performance, projected cash flows, industry and market conditions, and other relevant events and circumstances. Changes in these factors could result in future impairment charges.

Note 19.   Available-for-sale debt securities, noncurrent

The following table summarizes the amortized cost, gross unrealized gains and losses, and fair value of our available-for-sale debt securities. Unrealized gains and losses are recorded in other comprehensive income under unrealized gain on available-for-sale debt securities.

Type of security	Amortized cost USD'000	Unrealized gains USD'000	Unrealized losses USD'000	Fair value USD'000	Maturity
Convertible corporate bonds	128	1	-	129	1 to 5 years
Total	128	1	-	129	

As at December 31,2025, we held one convertible bonds agreement with ColibriTD, a French Quantum-as-a-Service (QaaS) company.

Note 20.   Investments in unconsolidated affiliates

WeCan Group AG

On June 27, 2025, SEALSQ acquired a 31.87% equity interest (28.33% on a fully diluted basis) in WeCan Group AG ("WeCan"), a privately held Swiss company operating a blockchain-based digital infrastructure platform, specializing in secure, decentralized data infrastructure, particularly for financial compliance purposes. WeCan's mission is to enable both financial and non-financial institutions to securely manage and exchange sensitive data. In 2023, WeCan launched its own blockchain and WECAN token, which is traded as a cryptocurrency and listed on the Bitstamp exchange since December 20, 2023, as well as on CoinMarketCap and Coinbase. In addition to the equity investment, the Group holds WECAN tokens associated with the WeCan ecosystem, which are accounted for separately as intangible assets and disclosed in Note 16 – Intangible assets and crypto assets.

The Group evaluated the investment under ASC 323 and concluded that it has significant influence over WeCan but does not control it. Accordingly, the investment is accounted for under the equity method of accounting. The Group's maximum exposure to loss is limited to the carrying amount of the investment. The investment was initially recorded at cost. The total consideration transferred was USD 3,486,557, consisting of a cash consideration of USD 1,424,704, the transfer of 481,110 SEALSQ ordinary shares issued, with a fair value of USD 1,948,495, and transaction costs of USD 113,358.
For the year ended December 31, 2025, the Group recognized its proportionate share of WeCan's net loss of USD 105,778, which is presented in Equity in earnings of unconsolidated affiliates in the consolidated income statement. The net loss primarily reflects continued investment in platform development, operating costs associated with scaling the business, and limited revenue generation consistent with WeCan's development-stage profile.
The Group translated WeCan's results into U.S. dollars using average exchange rates for the respective reporting periods. Prior to applying the equity method, WeCan's financial information prepared under Swiss Code of Obligations was adjusted to conform to U.S. GAAP in accordance with ASC 323-10-35-6. As of December 31, 2025, the carrying amount of the investment was USD 3,380,779.

In accordance with ASC 323-10-35-13, the Group evaluated the difference between the cost of the investment and its proportionate share of WeCan's net assets as of the acquisition date. The Group identified an excess of the cost of the investment over its proportionate share of WeCan's net identifiable assets at the acquisition date. Based on the information available, no material identifiable amortizable basis differences were identified. As of December 31, 2025, this excess is included in the carrying amount of the investment. Any portion of the excess attributable to identifiable assets or liabilities would be recognized as part of the basis difference and accounted for in accordance with ASC 323. Any remaining excess represents equity method goodwill, which is not amortized but is subject to impairment evaluation.

The Group evaluates its equity method investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. As of December 31, 2025, the Group concluded that no impairment was required, as no indicators of an other-than-temporary decline in value were identified.

Management evaluated the significance of WeCan under Rule 1-02(w) of Regulation S-X as of and for the year ended December 31, 2025. None of the applicable significance thresholds exceeded 10%. Accordingly, summarized financial information is not required.

Quantix Edge Security S.L.

On September 11, 2025, SEALSQ made a EUR 0.75 million capital contribution to Quantix Edge Security, S.L. ("Quantix"), a Spanish joint venture, and acquired a 5.0% ownership interest. SEALSQ determined that it does not control Quantix but has the ability to exercise significant influence. Accordingly, the investment is accounted for under the equity method of accounting. The investment was initially recorded at cost. No material basis differences requiring amortization were identified at the acquisition date.
Quantix was in a pre-operational stage as of December 31, 2025. No equity method income or loss was recognized for the year ended December 31, 2025. The carrying amount of the investment as of December 31, 2025, was USD 877,736. No impairment was identified as of December 31, 2025.
Management evaluated the significance of Quantix under Rule 1-02(w) of Regulation S-X as of and for the year ended December 31, 2025. None of the applicable thresholds exceeded 10%. Accordingly, summarized financial information is not required.

Note 21.   Investments in unconsolidated related party affiliates

WISeSat.Space Corp

On November 6, 2025, the Group invested USD 10.0 million in WISeSat.Space Corp ("WISeSat Corp") and acquired 870 shares, representing an 8.08% ownership interest, while the rest of the ownership interest is held by WISeKey. SEALSQ determined that it does not control WISeSat Corp but has the ability to exercise significant influence. Accordingly, the investment is accounted for under the equity method of accounting. Also, both companies being under common control of WISeKey the investment is disclosed under investments in unconsolidated related party affiliates The investment was initially recorded at cost. No material basis differences requiring amortization were identified.

For the period from November 6, 2025, through December 31, 2025, the Group recognized equity method loss of USD 41,917. The carrying amount of the investment as of December 31, 2025, was USD 9,958,083. No impairment was identified as of December 31, 2025.

Management evaluated the significance of WISeSat Corp under Rule 1-02(w) of Regulation S-X as of and for the year ended December 31, 2025. None of the applicable thresholds exceeded 10%. Accordingly, summarized financial information is not required.

Note 22.   Investment in SAFE

On December 4, 2025, the Group **entered into a Simple Agreement for Future Equity ("SAFE") with EeroQ Corporation**, a privately held company, for a total investment of USD 1 million. The investment does not convey equity ownership, voting rights, or significant influence at inception.
The investment is measured at cost, less impairment, as it does not have a readily determinable fair value. The Group evaluates the investment for impairment and observable price changes in orderly transactions for identical or similar investments at each reporting date.

Note 23.   Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 24.   Accounts payable

The accounts payable balance consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Trade creditors	4,893	3,443
Accounts payable to shareholders	1,563	1,716
Accounts payable to Board Members	632	1,387
Accounts payable to other related parties	617	673
Accounts payable to underwriters, promoters, and employees	2,856	901
Other accounts payable	6,257	1,953
Total accounts payable	16,818	10,073

As at December 31, 2025, accounts payable to Board Members are made up of:
- a balance of USD 614,335 payable to Carlos Moreira in relation to accrued bonus and social charges thereon (see Note 42 for detail),
- a balance of USD 3,848 **payable to John O'Hara in relation** to a tax refund.
- a balance of USD 14,062 payable to David Fergusson for the refund of social charges that were erroneously deducted from his d**irector's** fee.

Accounts payable to other related parties are made up of:
- a balance of USD 347,396 payable to WISeCoin AG in relation to interest and an outstanding loan (see Notes 28 and 42 for detail), and
- a balance of USD 269,371 payable to WISeKey SA in relation to recharge of insurance and employee costs (see Note 42 for detail).

Accounts payable to shareholders consist of short-term payables due to WISeKey in relation to the recharge of management services (see Notes 28 and 42 for detail).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across the Group.

Other accounts payable are mostly accruals of social charges in relation to the accrued liability to employees, accruals in relation to non-trade creditors such as various professional fees, and amounts due to suppliers of licenses in line with agreed payment terms.

Note 25.   Notes payable

Notes payable consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Short-term loan	689	1,819
Short-term loan from shareholders	-	-
Short-term loan from other related parties	-	3,009
Total notes payable	689	4,828

As at December 31, 2025, the short-term loan consisted of the current portion of long-term borrowings. For further information regarding repayment terms and interest rates, refer to Note 27.

In November 2022, SEALSQ entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing their production capacity. Under the terms of the Agreement, the client lent to SEALSQ a total of USD 2 million. The loan did not bear any interest and there were no fees or costs attributed to the loan. At inception in November 2022, a debt discount totaling USD 511,128 was booked to additional paid-in capital. The Group repaid the full balance of the loan and recorded a debt discount amortization expense of USD 181,057 in the year 2025.

Note 26.   Other current liabilities

Other current liabilities consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Customer contract liability, current	1,600	83
Stamp duty liability	5,659	1,376
Other tax payable	1,191	200
Stock-based compensation liability, current	1,538	-
Total other current liabilities	9,988	1,659

Note 27.   Bonds, mortgages and other long-term debt

All borrowings as at December 31, 2025, relate to IC'Alps. Debt is classified as current or noncurrent based on contractual maturities as of December 31, 2025. Interest expense is recognized using the effective interest method in accordance with ASC 835-30.

Debt consisted of the following (in EUR and USD):

	EUR'000	USD'000
Recoverable advances – Bpifrance (Innovation and BELICIM)	325	382
PGE loans (CIC, Bpifrance, BNP)	335	394
Bpifrance Innovation Loan	343	403
Bpifrance Innovation R&D Loan	425	499
Total debt	1,429	1,678
Less: current portion	(586)	(689)
Noncurrent portion	842	989

The aggregate contractual principal maturities of debt as of December 31, 2025, are presented below. Amounts represent contractual principal repayments and exclude interest.

Contractual maturities of debt	
Year	USD'000
2026	689
2027	405
2028	360
2029	204
2030 and thereafter	20
Total debt	1,678

PGE loan – CIC Lyonnaise de Banque

On May 12, 2020, CIC Lyonnaise de Banque granted IC'Alps a state-guaranteed cash-flow loan ("PGE") in the amount of EUR 600,000 as part of the French government's COVID-19 economic support measures. Following an amendment effective May 15, 2021, IC'Alps rescheduled repayment over a 60-month period and became liable for interest at a fixed rate of 0.70% per annum on the outstanding principal (together with guarantee fees).

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate. As at December 31, 2025, IC'Alps owed CIC Lyonnaise de Banque current debt in an aggregate amount of EUR 63,287 (USD 74,340). From August 4, 2025 through December 31, 2025, IC'Alps recorded interest expense of EUR 295 (USD 344).

Recoverable advance from Bpifrance ("Avance Innovation")

On July 3, 2018, Bpifrance Financement granted IC'Alps an interest-free repayable advance ("Avance Innovation") in the amount of EUR 652,000 to support the development of analog and digital components for ultrasonic solutions. The advance was disbursed in three installments (subject to conditions) and is repayable in 20 equal quarterly installments beginning December 31, 2021, and ending September 30, 2026.

As the advance is interest-free, it was initially measured at fair value. Interest expense is recognized subsequently using the effective interest method at an effective interest rate of 4.18% per annum. The difference between the fair value at initial recognition and the cash proceeds received was recognized as deferred income (grant component) and is recognized in income over the related period.

As at December 31, 2025, IC'Alps owed Bpifrance Financement current debt in an aggregate amount of EUR 94,466 (USD 110,966). The current portion of deferred grant income was EUR 3,334 (USD 3,916); accordingly, the carrying value of the current debt was EUR 91,132 (USD 107,050). From August 4, 2025, through December 31, 2025, IC'Alps recorded effective interest expense of EUR 2,960 (USD 3,451).

BELICIM project – Bpifrance grant and recoverable advance agreement

On February 28, 2020, IC'Alps entered into a multi-party aid agreement with Bpifrance Financement under the PSPC-Régions Call for Projects (BELICIM). The aid available to IC'Alps under the program was structured as (i) a recoverable advance and (ii) a grant component. The recoverable advance is repayable in four annual installments starting December 31, 2024, unless the project is declared a technico-economic failure. The recoverable advance was initially measured at fair value and interest expense is recognized subsequently over the repayment period using the effective interest method at an effective interest rate of 0.94% per annum.

As at December 31, 2025, IC'Alps owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 167,222 (USD 196,430) and current debt in an aggregate amount of EUR 61,253 (USD 71,952). From August 4, 2025, through December 31, 2025, IC'Alps recorded effective interest expense of EUR 1,296 (USD 1,511).

PGE Soutien Innovation loan – Bpifrance

On June 15, 2020, Bpifrance Financement granted IC'Alps a state-guaranteed cash-flow loan (PGE Soutien Innovation) in the amount of EUR 600,000 as part of the French government's COVID-19 economic support measures. Following an amendment effective June 15, 2021, the repayment of principal and interest was rescheduled over 20 quarterly installments. Under the amended terms, interest accrues at a fixed rate of 3.35% per annum on the outstanding principal.

As the loan was granted at market terms and no transaction costs were incurred, interest expense is recognized at the stated contractual rate. As at December 31, 2025, IC'Alps owed Bpifrance Financement current debt in an aggregate amount of EUR 75,000 (USD 88,100). From August 4, 2025 through December 31, 2025, IC'Alps recorded interest expense of EUR 2,827 (USD 3,296).

PGE loan – BNP Paribas

On June 14, 2022, BNP Paribas granted IC'Alps a state-guaranteed business loan in the amount of EUR 300,000 as part of the French government's COVID-19 economic support measures. Following an amendment effective June 13, 2023, repayment of principal, interest and guarantee fees was rescheduled over a 60-month period. Under the amended terms, interest accrues at a fixed rate of 3.75% per annum on the outstanding principal.

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate. As at December 31, 2025, IC'Alps owed BNP Paribas noncurrent debt in an aggregate amount of EUR 76,542 (USD 89,911) and current debt in an aggregate amount of EUR 120,333 (USD 141,339). From August 4, 2025, through December 31, 2025, IC'Alps recorded interest expense of EUR 3,368 (USD 3,927).

Bpifrance Innovation Loan

On June 30, 2022, Bpifrance Financement granted IC'Alps a business loan in the amount of EUR 500,000 to support the financing of intangible expenses related to the industrial and commercial launch of an innovation. The loan is repayable over a seven-year period ending June 30, 2029, and bears a fixed interest rate of 4.29% per annum. A processing fee was withheld from the proceeds at issuance.
The loan was initially measured at fair value, and interest expense is recognized subsequently using the effective interest method at an effective interest rate of 5.25% per annum.
As at December 31, 2025, IC'Alps owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 271,255 (USD 318,633) and current debt in an aggregate amount of EUR 72,050 (USD 84,635). From August 4, 2025, through December 31, 2025, IC'Alps recorded effective interest expense of EUR 10,618 (USD 12,381).

Bpifrance Innovation – Research & Development Loan Agreement

On June 30, 2022, Bpifrance Financement granted IC'Alps an Innovation – Research & Development Loan in the amount of EUR 500,000 to support an R&D program focused on optimizing the energy consumption of integrated circuits. The loan is repayable over 31 quarters with the final installment scheduled for March 31, 2030, and bears a fixed interest rate of 2.06% per annum. A processing fee was withheld from the proceeds at issuance.
As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate.
As at December 31, 2025, IC'Alps owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 325,000 (USD 381,765) and current debt in an aggregate amount of EUR 100,000 (USD 117,466). From August 4, 2025, through December 31, 2025, IC'Alps recorded interest expense of EUR 4,764 (USD 5,555).

Note 28.   Indebtedness to related parties

On April 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG an affiliate of WISeKey, pursuant to which WISeCoin AG commits to loan EUR 250,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022 (the "WISeCoin Euro Loan"). The loan has no maturity date.

On October 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG pursuant to which WISeCoin AG commits to loan USD 2,750,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022 (the "WISeCoin USD Loan"). The loan has no maturity date.

On April 1, 2021, the Group entered into a Debt Remission Agreement (the "Debt Remission") with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714 at historical rate) owed to WISeKey was remitted without any compensation from the Group. Per the terms of the Debt Remission, WISeKey had the right to reinstate the debt and ask for repayment in fiscal years when SEALSQ France SAS achieved a positive income before income tax expense. As such, because of the repayment clause, the loan amount covered by the Debt Remission was shown as noncurrent liabilities included in the line Indebtedness to related parties, noncurrent. On December 20, 2023, the Group and WISeKey entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding Debt Remission amount and in the year 2025 the remaining debt of EUR 3 million (USD 3,519,346 at historical rate) was repaid by SEALSQ.

All entities in the SEALSQ Group are subject to management fees from and to WISeKey and WISeKey's affiliates. Where the payment terms have been defined, the classification between current and noncurrent follows the payment terms, however, where there is no set payment date for these fees, they have been classified as current.

As at December 31, 2024, the Group owed WISeKey a noncurrent debt in an amount of USD 3,105,300 corresponding to the remaining loan under the Debt Remission, and current loans of USD 3,008,775 made up of the WISeCoin USD Loan, the WISeCoin Euro Loan, and the interest thereof. In the year ended December 31, 2024, an aggregate effective interest expense of USD 82,493 was recorded in the income statement.
As at December 31, 2024, the Group also held an accounts payable balance of USD 2,388,441 with WISeKey and WISeKey's affiliates in relation to interest on outstanding loans and the recharge of management services.

In 2025, the Group repaid in full the outstanding EUR 3 million Debt Remission as well as the WISeCoin USD Loan principal in an amount of USD 2,750,000 and interest thereon of USD 403,420. The WISeCoin Euro Loan and interest thereon remain outstanding and classified as current, for a total amount of USD 305,700 as at December 31, 2025.
As at December 31, 2025, the Group owed WISeKey a total of USD 2,180,054 in current payables corresponding to the WISeCoin Euro Loan, unpaid interest and management fees, and had a current receivable of USD 8,656,171 with WISeKey and its affiliates corresponding to management fees and advances.

Note 29.   Employee benefit plans

Defined benefit post-retirement plan

The Group maintains three pension plans: one maintained by SEALSQ Corp covering its employees in Switzerland, one maintained by SEALSQ France SAS **and one maintained by IC'Alps** SAS, both covering their employees in France.

All plans are considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group records net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by **SEALSQ France SAS and IC'Alps SAS**, and their obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which is the discount rate.

Personnel Costs USD'000	As at December 31, 2025	As at December 31, 2024	As at December 31, 2023
Wages and Salaries	18,609	5,830	6,214
Social security contributions	6,343	2,612	2,319
Net service costs	665	33	38
Total	25,617	8,475	8,571

The pension liability calculated as at December 31, 2025, is based on annual personnel costs and assumptions as of December 31, 2025.

Assumptions	As at December 31, 2025	As at December 31, 2025	As at December 31, 2024	As at December 31, 2023
	France	Switzerland	France	France
Discount rate	3.40%	1.16%	3.10%	3.05%
Expected rate of return on plan assets	n/a	3.33%	n/a	n/a
Salary increases	3%	2.50%	3%	3%

For SEALSQ Corp's funded plan, the expected long-term rate of return on assets is based on the pension fund's asset allocation.

All of the assets are held under the collective contract by the plan's re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820's three-tier fair value hierarchy, pension assets belong to the fair value level 2.

As at December 31, 2025 and 2024, **the Group's accumulated benefit obligation amounted to**, respectively, USD 2,162,000 and USD 463,381.

Reconciliation to Balance Sheet start of year
USD'000

Fiscal year	2025	2024	2023
Projected benefit obligation	463	426	396
Surplus / deficit	463	426	396
Opening balance sheet asset / provision (funded status)	463	426	396
Reconciliation of benefit obligation during the year			
Projected benefit obligation at start of year	463	426	396
Net service cost	250	34	38
Interest expense	95	13	14
Plan participant contributions	84	-	-
Net benefits paid to participants	244	(7)	(22)
Actuarial losses / (gains)	(133)	26	(11)
Acquisitions	6,994	-	-
Currency translation adjustment	1,107	(29)	11
Projected benefit obligation at end of year	9,104	463	426
Reconciliation of plan assets during the year			
Fair value of plan assets at start of year	-	-	-
Employer contributions paid over the year	(153)	-	-
Plan participant contributions	(84)	-	-
Net benefits paid to participants	(244)	-	-
Expected return on plan assets	(186)	-	-
Actuarial losses / (gains)	14	-	-
Acquisitions	(5,465)	-	-
Currency translation adjustment	(824)	-	-
Fair value of plan assets at end of year	(6,942)	-	-
Reconciliation to balance sheet end of year			
Fair value of plan assets	(6,942)	-	-
Defined benefit obligation - funded plans	9,104	463	426
Surplus/deficit	2,162	463	426
Closing balance sheet asset / provision (funded status)	2,162	463	426
Amounts recognized in accumulated other comprehensive income / (loss)			
Net loss / (gain)	1,434	(335)	(385)
Deficit	1,434	(335)	(385)
Estimated amount to be amortized from accumulated other comprehensive income / (loss) into NPBC over next fiscal year			
Net loss / (gain)	384	52	47

Movement in Funded Status
USD'000

Fiscal year	2025	2024	2023
Opening balance sheet liability / (funded status)	463	426	396
Net service cost	250	34	38
Interest cost / (credit)	95	13	14
Expected return on plan assets	(186)	-	-
Amortization of net (gain) / loss	70	-	-
Amortization of prior service cost / (credit)	(72)	-	-
Settlement / curtailment cost / (credit)	-	-	-
Currency translation adjustment	(1)	-	-
Total net periodic benefit cost / (credit)	156	47	52
Actuarial (gain) / loss on liabilities	(133)	26	(11)
Actuarial (gain) / loss on assets	15	-	-
Amortization of net (gain) / loss	(70)	-	-
Amortization of prior service cost / (credit)	72	-	-
Currency translation adjustment	1	-	-
Total (gain) / loss recognized via OCI	(115)	26	(11)
Employer contributions paid in the year & Cashflow required to pay benefit payments	(153)	(7)	(22)
Total cashflow	(153)	(7)	(22)
Acquisitions	1,530	-	-
Currency translation adjustment	281	(29)	11
Closing balance sheet liability / (funded status)	2,162	463	426
Reconciliation of Net gain / loss			
Amount at beginning of year	(335)	(385)	(364)
Liability (gain) / loss	(118)	26	(11)
Amortization of net (gain) / loss	(70)	-	-
Acquisitions	1,754	-	-
Currency translation adjustment	203	24	(10)
Amount as at December 31,	1,434	(335)	(385)

The table below shows the breakdown of expected future contributions payable to the Plan :

Period USD'000	Switzerland	France
2026	2,229	94
2027	288	59
2028	268	59
2029	258	14
2030	239	196
2031 to 2035	1,244	862

There are no plan assets expected to be returned to the employer during the 12-month period following December 31, 2025.

Note 30.   Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 17.

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party's intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Warranties

ASIC Design

The Company provides a standard three to six-month assurance-type warranty from the date of delivery for all contracts to provide prototypes during the development phase or pre-series chips during the industrialization phase. During this six-month period, the customer has the right to request the Group to initiate a diagnostic process in the event the circuit does not function in line with its specification. The cost of the diagnostic process is borne by the customer if the circuit is found to be faultless (excluding all the IPs / sub-blocks coming from third parties, and except if the customer made any modification) or if the customer cancels the diagnostic process midway. The warranty is considered an assurance-type warranty as it only covers the circuit's compliance with agreed-upon specifications. As such, no liability has been recognized for potential warranty claims, as the Group cannot reasonably estimate the likelihood or amount of future payments under this warranty.

ASIC Production:

For ASICs sold as processed, unpackaged semiconductor chips, or processed wafers, the Group provides a standard assurance-type warranty valid for 24 months from the date of delivery. Under the warranty terms, the Group may replace the product or issue a credit note or provide a rebate on the purchase price, for any ASICs that do not conform to the agreed specifications. The warranty excludes damage not attributable to the Group, such as that resulting from improper storage or usage by the customer. During the warranty period, customers may request the Group to initiate a diagnostic defects process to assess potential defects. If the circuit is found to be faultless or if the diagnostic process is cancelled midway, the customer bears the cost of the diagnostic process. The cost of any redesign outside the warranty scope, or support provided outside the warranty period, is chargeable to the customer at cost or based on agreed rates. In accordance with ASC 460, this warranty is classified as an assurance-type warranty, as it solely covers compliance of the delivered ASICs with contractual specifications. No liability has been recognized for potential warranty claims, as the Group cannot reasonably estimate the likelihood or amount of future payments under this warranty.

Note 31.   **Stockholders' equity**

Stockholders' equity consisted of the following:

	As at December 31, 2025		As at December 31, 2024	
Share Capital	*Ordinary shares*	*F shares*	*Ordinary shares*	*F shares*
Par value per share	USD 0.01	USD 0.05	USD 0.01	USD 0.05
Share capital (in USD)	1,915,251	74,990	1,000,395	74,985
Total number of authorized shares	500,000,000	10,000,000	200,000,000	10,000,000
Total number of fully paid-in issued shares	191,525,129	1,499,800	100,039,519	1,499,700
Total number of fully paid-in outstanding shares	191,525,129	1,499,800	100,039,519	1,499,700
Total share capital (in USD)	1,990,241		1,075,380	

Ordinary Shares

Each ordinary share confers upon the shareholder the following rights: the right to attend any meeting of shareholders; the right to one vote per ordinary share on any resolution of shareholders as against each other ordinary share but, as a class, the ordinary shares shall retain 50.01% of SEALSQ's voting power; the right to an equal share in any dividend paid by the Company against each other ordinary share, which shall be one fifth of any amount paid by SEALSQ against each F share but shall not rank in preference or be subordinate to any other share; the right to an equal share in the distribution of the surplus assets of SEALSQ against each other ordinary share, which shall be one fifth of any amount paid by SEALSQ against each F share but shall not rank in preference to any other share; and such other rights and entitlements as may be specified in the articles of association.

F Shares

Each F share confers upon the shareholder the following rights: the right to attend any meeting of shareholders; a number of votes per F share, on any matter that is submitted to a vote of shareholders, that would cause the total votes of all F shares to equal 49.99% of the voting power of all shares (or, if the applicable voting standard is "a majority of the shares present in person or represented by proxy and entitled to vote on such matter", 49.999999% of the voting power of shares present in person or represented by proxy and entitled to vote on such matter); the right to an equal share in any dividend paid by SEALSQ against each other F share, which shall be five times greater than any amount paid by SEALSQ against each ordinary share but which shall not rank in preference to any other share: and the right to an equal share in the distribution of the surplus assets of SEALSQ against each other F share, which shall be five times greater than any amount paid by SEALSQ against each ordinary share but which shall not rank in preference to any other share.

The F shares are subject to mandatory and automatic redemption, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any F shareholder which is a corporate entity), as determined by SEALSQ's board of directors, in exchange for the issuance of new ordinary shares at a ratio of five (5) ordinary shares for each one (1) F share redeemed. The F shares are non-transferable

Equity transactions

Share Purchase Agreements with Several Institutional Investors signed in May 2025

On May 5, 2025, the Group entered into a Securities Purchase Agreement (the "May 2025 SPA") with several institutional investors in connection with a registered direct offering. Pursuant to the May 2025 SPA, the Group agreed to sell and issue 10 million ordinary shares of SEALSQ for a total subscription price of USD 20 million. The May 2025 SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 1,574,982, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to additional paid-in capital ("APIC").

At-the-Market Facility

On May 19, 2025, SEALSQ entered into an at-the-market ("ATM") equity offering program pursuant to which it may offer and sell ordinary shares having an aggregate offering price of up to USD 100 million from time to time through a designated sales agent.

In the year ended December 31, 2025, the Group sold 15,450,000 ordinary shares under the ATM program at an average price of USD 4.60 per share, generating gross proceeds of USD 71,066,307. The Group paid commissions and offering expenses of USD 2,475,077, resulting in net proceeds of USD 68,591,229. As at December 31, 2025, approximately USD 28.9 million of the ATM facility remained available for future sales.

Share Purchase Agreement with Several Institutional Investors signed in July 2025

On July 14, 2025, the Group entered into a Securities Purchase Agreement (the "July 2025 SPA") with several institutional investors in connection with a registered direct offering led by Heights Capital Management, Inc. Pursuant to the July 2025 SPA, the Group agreed to sell and issue 15 million ordinary shares together with Class A ordinary share purchase warrants to purchase up to 15 million ordinary shares (the "Class A Warrants") and Class B ordinary share purchase warrants to purchase up to 15 million ordinary shares (the "Class B Warrants" and, together with the Class A Warrants, the "Warrants"), for a subscription price of USD 60.0 million, with each ordinary share sold in the offering accompanied by one Class A Warrant and one Class B Warrant.

The Class A Warrants and Class B Warrants are immediately exercisable, have an exercise price of USD 4.60 per ordinary share, and expire seven years from the date of issuance. Each Warrant is exercisable for one ordinary share.

The ordinary shares and warrants issued in connection with the July 2025 SPA were assessed as equity instruments and recorded within stockholders' equity in accordance with ASC 480 and ASC 815. The gross proceeds from the transaction were allocated between the ordinary shares issued and the Warrants based on their relative fair values at the issuance date, with the amounts allocated to ordinary shares recorded in the Common stock - Ordinary shares at par value and the excess credited to APIC, and the amounts allocated to the Warrants recorded in APIC. The fair value of the ordinary shares issued was determined based on the quoted market price on the issuance date and the fair value of the Warrants was estimated using a Black-Scholes option pricing model.

Issuance costs directly attributable to the transaction of USD 4,424,679 were recorded as a reduction of stockholders' equity and allocated to the ordinary shares and the Warrants on the same relative fair value basis.

Share Purchase Agreement with Several Institutional Investors signed in October 2025

On October 15, 2025, the Group entered into a Securities Purchase Agreement (the "October 2025 SPA") with several institutional investors in connection with a registered direct offering and a concurrent private placement led by Heights Capital Management, Inc. Pursuant to the October 2025 SPA, the Group agreed to sell and issue (i) 12,640,000 ordinary shares in the registered direct offering and (ii) in the concurrent private placement, pre-funded ordinary share purchase warrants to purchase up to 14,026,666 ordinary shares (the "Pre-funded Warrants") together with Class D ordinary share purchase warrants to purchase up to 53,333,332 ordinary shares (the "Class D Warrants" and, together with the Pre-funded Warrants, the "Private Warrants"), for aggregate gross proceeds of USD 200 million.

Each Pre-funded Warrant is exercisable for one ordinary share at an exercise price of USD 0.0001 per share and is immediately exercisable until exercised in full. The Class D Warrants are immediately exercisable, have an exercise price of USD 9.25 per ordinary share, and expire seven years from the date of issuance. Each Class D Warrant is exercisable for one ordinary share.

The ordinary shares, Pre-funded Warrants, and Class D Warrants issued in connection with the October 2025 SPA were assessed as equity instruments and recorded within stockholders' equity in accordance with ASC 480 and ASC 815. The gross proceeds from the transaction were allocated among the ordinary shares and Private Warrants based on their relative fair values at the issuance date, with the amounts allocated to ordinary shares recorded in the Common stock - Ordinary shares at par value and the excess credited to APIC, and the amounts allocated to the Private Warrants recorded in APIC. The fair value of the ordinary shares was determined based on the quoted market price on the issuance date and the fair value of the Private Warrants was estimated using a Black-Scholes option pricing model.

Issuance costs directly attributable to the transaction of USD 12,291,832 were recorded as a reduction of stockholders' equity and allocated to the ordinary shares and the Private Warrants on the same relative fair value basis.

Inducement Offer to Exercise Existing Ordinary Share Purchase Warrants

On October 5, 2025, the Group entered into a Warrant Inducement Agreement with certain institutional investors under which all outstanding Class A Warrants issued in connection with the July 2025 SPA were exercised or exchanged in full at an exercise price of USD 4.60 per ordinary share, resulting in gross proceeds of USD 69.0 million. In limited circumstances, certain investors elected to receive pre-funded warrants in lieu of ordinary shares upon exercise to comply with applicable beneficial ownership limitations.

In consideration for the early exercise of the Class A Warrants, the Group issued Class C ordinary share purchase warrants to purchase up to an aggregate of 26,250,000 ordinary shares (**the "Class C Warrants"**). The Class C Warrants are immediately exercisable, have an exercise price of USD 5.10 per ordinary share, and expire seven years from the date of issuance.

In line with ASC 815, the transaction was evaluated as a modification of the terms of freestanding equity-classified written call options that remained equity classified after the modification. The additional consideration provided in the form of Class C Warrants was determined to represent an inducement to accelerate the exercise of the Class A Warrants. Accordingly, the incremental fair value of the Class C Warrants, measured as of the inducement date, was recognized as an equity issuance cost and recorded as a reduction of APIC. The newly issued **Class C Warrants were assessed as equity instruments and recorded within stockholders' equity in accordance with ASC 480 and** ASC 815. The issuance of pre-funded warrants in lieu of ordinary shares did not affect the accounting treatment or measurement of the inducement transaction.

Transaction costs of USD 3,583,183 incurred in connection with the Class A warrant exercise and related inducement transaction were r**ecorded as equity issuance costs and recognized as a reduction of stockholders' equity.**

Warrant exercise

During the year ended December 31, 2025, SEALSQ issued a total of 35,496,048 ordinary shares to certain institutional investors upon the exercise of warrants and pre-funded warrants, resulting in gross proceeds of USD 56,839,132. The warrants and pre-funded warrants were issued in connection with a financing facility executed in 2023 and the above-mentioned agreements. We note that the issuance includes the exercise of 2 million Class B Warrants resulting in gross proceeds of USD 9.2 million. The exercised warrants were equity-classified and settled in shares, and accordingly, the proceeds were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

Note 32.   Accumulated other comprehensive income, net of tax

USD'000		
Accumulated other comprehensive income as at December 31, 2023		784
Total net foreign currency translation adjustments	-	
Total defined benefit pension adjustment	(27)	
Total other comprehensive income / (loss), net		(27)
Accumulated other comprehensive income as at December 31, 2024		(a) 758
Total net foreign currency translation adjustments	(39)	
Total unrealized gain on available-for-sale debt securities	25	
Total defined benefit pension adjustment	108	
Total other comprehensive income / (loss), net		94
Accumulated other comprehensive income as at December 31, 2025		852

(a) rounded

There is no income tax expense or benefit allocated to other comprehensive income.

Note 33.   Revenue

Nature of goods and services

The Group generates revenues from the sale of semiconductors secure chips and from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.

The group also generates revenues by delivering custom ASIC (Application-Specific Integrated Circuit) design and development services during the pre-production phase, and by supplying manufactured ASIC chips during the production phase. These services and products are typically contracted separately but may also be bundled across multiple phases of the ASIC lifecycle.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

The following is a description of the principal activities from which the Group generates its revenue across all reportable segments.

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Semiconductors secure chips	Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations. The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.
SaaS	**The Group's SaaS arrangements cover the provision of cloud**-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device-to-Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer. Customers usually pay ahead of the service period; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.
Software and INeS Certificate Management Platform	The Group provides software for certificates life-cycle management and signing and authentication solutions through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS.
Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.
ASIC Design	The services provided are structured into Work Packages (WPs), each representing a separate performance obligation. These could include services associated with the specification/ pre-study, design, prototyping or industrialization. Revenue is recognized over time using the cost-incurred method, as customers control the asset during development and the Group has a right to payment for performance to date. Payments are made progressively based on milestones and deliverables.
ASIC Production	Each purchase order for ASIC chips represents a distinct performance obligation to provide the specified quantity and type of chips. Revenue is recognized at a point in time, specifically, when control of the chip transfers to the customer upon delivery. The Company acts as principal, managing the full production process including subcontractor coordination, quality assurance, and logistics. Customers typically pay upon delivery.

Disaggregation of revenue

The following table shows the Group's revenues disaggregated by product or service type:

Disaggregation of revenue USD'000	Typical payment	At one point in time			Over time			Total		
		2025	2024	2023	2025	2024	2023	2025	2024	2023
Semiconductors Segment										
Secure chips	Upon delivery	14,329	10,937	30,044	-	-	-	14,329	10,937	30,044
Certificates	Upon issuance	298	39	14	24	5	-	322	44	14
Total Semiconductors Segment		14,627	10,976	30,058	24	5	-	14,651	10,981	30,058
ASIC Segment										
ASIC Design	Milestone based	-	-	-	3,522	-	-	3,522	-	-
ASIC Production	Upon delivery	79	-	-	-	-	-	79	-	-
Total ASIC Segment		79	-	-	3,522	-	-	3,601	-	-
Total Revenue		14,706	10,976	30,058	3,546	5	-	18,252	10,981	30,058

For the years ended December 31, 2025 and 2024, the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group's revenues disaggregated by geography, based on our customers' billing addresses:

Net sales by region	12 months ended December 31,		
USD'000	2025	2024	2023
Semiconductors Segment			
Europe, Middle East and Africa	2,230	1,839	9,985
North America	9,147	7,500	16,531
Asia Pacific	3,180	1,642	3,466
Latin America	94	-	76
Total Semiconductors Segment revenue	14,651	10,981	30,058
ASIC Segment			
Europe, Middle East and Africa	2,214	-	-
North America	1,340	-	-
Asia Pacific	47	-	-
Total ASIC Segment revenue	3,601	-	-
Total net sales	18,252	10,981	30,058

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

	As at December 31,	As at December 31,
USD'000	2025	2024
Trade accounts receivable		
Trade accounts receivable – Semiconductors Segment	3,283	3,645
Trade accounts receivable – ASIC Segment	986	-
Total trade accounts receivable, net of allowance for credit losses	4,269	3,645
Contract assets – ASIC Segment	451	-
Total contract assets	451	-
Customer contract liabilities – Semiconductors Segment	4	83
Customer contract liabilities – ASIC Segment	1,596	-
Total customer contract liabilities - current	1,600	83
Deferred revenue		
Deferred revenue – Semiconductors Segment	21	5
Deferred revenue – ASIC Segment	4	-
Total deferred revenue	25	5
Revenue recognized in the period from amounts included in the deferred revenue at the beginning of the period	5	-

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liabilities are primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2025, approximately USD 399,000 is expected to be recognized from remaining performance obligations for contracts. We expect to recognize revenue for these remaining performance obligations in 2026.

Note 34.   Other operating income

The other operating income relates to:
- services provided to WISeKey in an amount of USD 2,331,957 (see Note 42 for detail) and,
- services provided to SEALCOIN AG in an amount of USD 208,890 (see Note 42 for detail),
- the release of unused provisions in an aggregate amount of USD 65,793.

Note 35.   Stock-based compensation

Employee stock option plans

The F Share Option Plan ("FSOP") and the Ordinary Share Option Plan ("OSOP") were approved respectively on January 19, 2023, and September 15, 2023, by the Board of directors of SEALSQ.

Grants

In the 12 months to December 31, 2023, the Group granted a total of 77 options exercisable in F shares to employees, with immediate vesting, all of which had been exercised as of December 31, 2024. The new shares resulting from the exercise were only created in 2025, therefore, the share capital increase from this exercise was not recorded in the year ended December 31, 2024. The options granted were valued at grant date using the Black-Scholes model.
There was no grant of options on ordinary shares under the ESOP in the year ended December 31, 2023.

In the 12 months to December 31, 2024, the Group granted a total of 23 options exercisable in F shares to employees, with immediate vesting, all of which had been exercised as of December 31, 2024. The new shares resulting from the exercise were only created in 2025, therefore, the share capital increase from this exercise was not recorded in the year ended December 31, 2024.
The Group also granted a total of 245,165 options exercisable in ordinary shares to Board members, with immediate vesting granted, none of which had been exercised as of December 31, 2024.
The options granted were valued at grant date using the Black-Scholes model.

In the 12 months to December 31, 2025, the Group granted a total of 3,042,652 options exercisable in ordinary shares to employees, board members and advisors.
The options granted consisted of:
-    3,041,452 options with immediate vesting granted to employees, Board members and advisors, 2,569,953 of which had been exercised as of December 31, 2025; and
-    1,200 options exercisable in ordinary shares to an employee, not yet vested as of December 31, 2025.
The options granted were valued at grant date using the Black-Scholes model.

There was no grant of options on F shares under the ESOP in the year ended December 31, 2025.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model. Expected volatility was based on historical **volatility of SEALSQ's** ordinary shares in 2025 and 2024, and on historical share price volatility of other companies in the same industry and of a similar size for prior periods.

In the year ended December 31, 2025, a total charge of USD 11,260,701 for options granted to Board members, employees and advisors was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	December 31, 2025	December 31, 2024	December 31, 2023
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	175.40 - 183.25%	65.31 - 140.47%	73.19%
Average remaining expected life of stock options on F shares (years)	-	-	6.19
Average remaining expected life of stock options on ordinary shares (years)	5.33	6.53	n/a

The following tables illustrates **the development of the Group's non**-vested options for the years ended December 31, 2025 and 2024.

Non-vested options	Options on ordinary shares	
	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2023	-	-
Granted	245,165	0.61
Vested	245,165	0.61
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2024	-	-
Granted	3,042,652	2.94
Vested	3,041,452	2.93
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2025	1,200	4.29

Non-vested options	Options on F shares	
	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2023	-	-
Granted	23	2.35
Vested	23	2.35
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2024	-	-
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2025	-	-

The following tables summarize the Group's stock option activity for the years ended December 31, 2025 and 2024.

Options on ordinary shares	Ordinary shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2023	-	-	-	-
Of which vested	-	-	-	-
Granted	245,165	0.01	-	-
Outstanding as at December 31, 2024	245,165	0.01	6.65	1,505,313
Of which vested	245,165	0.01	6.65	1,505,313
Granted	3,042,652	0.01	-	-
Exercised or converted	(2,647,019)	0.01	-	9,471,366
Forfeited or cancelled	(65,774)	0.01	-	-
Outstanding as at December 31, 2025	575,024	0.04	6.14	2,152,900
Of which vested	573,824	0.04	6.14	2,148,376

Options on F shares	F shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2023	77	0.05	6.19	19
Of which vested	77	0.05	6.19	19
Granted	23	0.05	-	-
Exercised or converted	(100)	0.05	-	118
Outstanding as at December 31, 2024	-	-	-	-
Of which vested	-	-	-	-
Granted	-	-	-	-
Exercised or converted	-	-	-	-
Outstanding as at December 31, 2025	-	-	-	-
Of which vested	-	-	-	-

Summary of stock-based compensation expenses

Stock-based compensation expenses	12 months ended December 31,		
USD'000	2025	2024	2023
In relation to the Ordinary Share Option Plan	11,261	148	-
In relation to the F Share Option Plan	-	-	-
Total	11,261	148	-

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	12 months ended December 31,		
USD'000	2025	2024	2023
Research & development expenses	2,376	-	-
Selling & marketing expenses	3,694	-	-
General & administrative expenses	5,191	148	-
Total	11,261	148	-

The following table reconciles the total stock-based compensation expense to the amounts recognized in stockholders' equity:

Stock-based compensation expenses	12 months ended December 31,		
USD'000	2025	2024	2023
Total stock-based compensation for the period	11,261	148	-
Less: stock-based compensation classified as liability	(1,538)	-	-
Stock-based compensation recognized in APIC	9,723	148	-

Note 36.   Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,		
USD'000	2025	2024	2023
Foreign exchange gain	2,702	358	163
Unrealized gains on investment	32	-	-
Financial income	44	-	-
Interest income	6,095	703	88
Write-off of indebtedness to related parties	-	-	2,191
Other	24	-	-
Total non-operating income	8,897	1,061	2,442

Note 37.   Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,		
USD'000	2025	2024	2023
Foreign exchange losses	2,753	44	339
Financial charges	325	273	4
Interest expense	(8)	553	298
Other components of defined benefit plans, net	5	-	-
Other	8	13	14
Total non-operating expenses	3,083	883	655

The credit to interest expense during the year ended December 31, 2025 primarily relates to the reversal of a previously recorded interest accrual of USD 66,500 in SEALSQ Corp.

Note 38.		Income taxes

SEALSQ Corp is incorporated in the British Virgin Islands but is a Swiss tax resident, filing taxes in the canton of Geneva. It operates in various countries with differing tax laws and rates.

The components of income before income taxes are as follows:

Income / (Loss)	12 months ended December 31,		
USD'000	2025	2024	2023
Switzerland	(21,152)	(10,907)	(6,524)
Foreign	(13,056)	(7,209)	3,481
Loss before income tax	(34,208)	(18,116)	(3,043)

The components of income taxes relating to the Group are as follows:

Income taxes	12 months ended December 31,		
USD'000	2025	2024	2023
Current			
Switzerland	-	-	-
Foreign	(162)	3,085	225
Deferred			
Switzerland	-	-	-
Foreign	-	-	-
Income tax expense / (income)	(162)	3,085	225

The difference between the income tax recovery / (expense) at the Swiss Federal statutory income tax rate of 8.5% **compared to the Group's** income tax recovery / (expense) as reported is reconciled below. In line with ASU 2023-09, the Group has elected not to restate prior periods.

USD'000	12 months ended December 31, 2025
Net loss before income tax	(34,208)
Swiss Federal statutory tax rate	2,908
State and local income taxes (Geneva), net of federal income tax effect	-
Foreign tax effects	
France	
State income taxes, net of federal income tax effect	(856)
Changes in tax loss carryfowards from acquisition	3,531
Change in loss carryforwards in relation to the debt remission	105
Changes in tax loss carryfowards	4,161
Permanent Difference in relation to stock-based compensation	2
Changes in valuation allowances	(8,005)
Amortization of deferred tax liabilities from acquisition	171
Other	13
Effect of changes in tax laws or rates enacted in the current period	-
Effect of cross-border tax laws	-
Tax credits	
Changes in tax loss carryfowards	2,311
State income taxes, net of federal income tax effect	(1,798)
Changes in valuation allowances	(2,513)
Nontaxable or nondeductible items	
Permanent Difference in relation to stock-based compensation	15
Changes in unrecognized tax benefits	-
Other	117
Income tax (expense) / recovery	162

	12 months ended December 31,	
USD'000	2024	2023
Net loss before income tax	(18,116)	(3,043)
Statutory tax rate	14%	14%
Expected income tax (expense)/recovery	2,536	426
Change in tax loss carryforwards	3,912	869
Change in loss carryforwards in relation to the debt remission	(52)	(514)
Change in valuation allowance	(6,932)	(600)
Foreign tax effects	(1,047)	(75)
Nontaxable or nondeductible items	(1,491)	(22)
Effect of exchange rate changes	-	-
Amortization of PPA	-	-
Other	(11)	(309)
Income tax (expense) / recovery	(3,085)	(225)

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

In view of the Group's continued loss before income tax in the year ended December 31, 2025, and of the anticipated future taxable income per management's forecast, the Group assessed that the recoverability of its deferred tax assets remains below the "more likely than not" recognition criterion under ASC 740 as at December 31, 2025. Consequently, the Group maintained a full valuation allowance against its gross deferred tax assets.

The Group's deferred tax assets and liabilities consist of the following:

Deferred income tax assets/(liabilities) USD'000	As at December 31, 2025	As at December 31, 2024
Foreign	(4,367)	-
Deferred income tax assets / (liabilities)	(4,367)	-

Deferred tax assets and liabilities USD'000	As at December 31, 2025	As at December 31, 2024
Defined benefit accrual	401	(9)
Tax loss carryforwards	18,388	8,380
Add back loss carryforwards used for the debt remission	881	776
Valuation allowance	(19,670)	(9,147)
Deferred tax liability from acquisition	(4,367)	-
Deferred tax assets / (liabilities)	(4,367)	-

In connection with the acquisition of IC'Alps, the Group recognized a net deferred tax liability of USD 4,366,726 as at December 31, 2025, related to intangible assets identified during the Purchase Price Allocation (PPA).

As of December 31, 2025, the Group's operating cumulated loss carry-forwards of all jurisdictions are as follows:

Operating loss-carryforward as of December 31, 2025

Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction

USD'000	Switzerland	France	Japan	USA	Total
2026	-	-	-	-	-
2027	-	-	-	-	-
2028	-	-	-	-	-
2029	188	-	-	-	188
2030	7,189	-	-	-	7,189
2031	10,027	-	-	-	10,027
2032	14,928	-	-	-	14,928
2045	-	-	-	59	59
No expiration	-	54,521	9	-	54,530
Totals	32,332	54,521	9	59	86,921

In France, operating losses may be carried forward indefinitely but may be offset against the taxable profits of a given fiscal year only up to an amount of €1 million, plus 50% of the taxable result in excess of that threshold.

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2025
France	2022 – 2025
Japan	2025
Taiwan	2025
USA	2025

The Group has no unrecognized tax benefits.

Note 39.   Segment reporting

The Group has two operating and reportable segments that meet the criteria set forth in ASC 280-10-50: Semiconductors and ASIC.
During the year ended December 31, 2025, following the acquisition of IC'Alps on August 4, 2025, the Group updated its reportable segments to reflect changes in its internal management reporting structure. Prior to the acquisition of IC'Alps, the Group's operations were primarily composed of the Semiconductors business and corporate activities. Corporate activities are now included within "Other profit or loss." Prior period segment information has been recast to conform to the current year presentation.
The Group's Chief Executive Officer, who is the Chief Operating Decision Maker, evaluates segment performance and allocates resources based on net sales, gross profit (where applicable), and operating income or loss. In making these decisions, the Chief Operating Decision Maker considers budgets, budget-to-actual variances, and key operating metrics, and allocates resources, including employees, property, plant and equipment, and financial resources, across the reportable segments.

Both the Semiconductors and ASIC reportable segments are strategic business units that offer distinct products and services and are managed separately because they require dedicated resources and targeted marketing strategies. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The ASIC segment's operations include a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to qualification and the management of the entire production supply chain. The ASIC reportable segment did not exist prior to August 4, 2025, when SEALSQ acquired IC'Alps.

The accounting policies of the segments are consistent with those described in the summary of significant accounting policies. Segment operating income includes directly attributable revenues and expenses. "Other segment items" include corporate expenses and other non-operating items that are not allocated to the reportable segments.
The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

12 months ended December 31, USD'000	2025			2024		
	Semiconductors	ASIC	Total	Semiconductors	ASIC	Total
Revenues from external customers	14,651	3,601	18,252	10,981	-	10,981
Intersegment revenues		483	483		-	-
	14,651	4,084	18,735	10,981	-	10,981
Reconciliation of revenue						
Elimination of intersegment revenue	-	(483)	(483)	-	-	-
Total consolidated revenue			18,252			10,981
Less:[1]						
Cost of revenue	9,203	419	9,622	7,253	-	7,253
Segment gross profit	5,448	3,182	8,630	3,728	-	3,728
Less:[1]						
Total operating expenses	17,737	5,022	22,759	12,845	-	12,845
Other segment items	1,269	(240)	1,029	(109)	-	(109)
Segment profit /(loss) before income taxes	(13,558)	(1,600)	(15,158)	(9,008)	-	(9,008)
Reconciliation of profit or loss (segment profit/(loss))						
Other profit or loss[2]	-	-	(19,029)	-	-	(9,108)
Elimination of intersegment profits	-	-	(21)	-	-	-
Loss before income taxes	-	-	(34,208)	-	-	(18,116)
Other segment disclosures						
Interest revenue	7	-	7	160	-	160
Interest expense	370	51	421	95	-	95
Depreciation and amortization	678	1,525	2,203	628	-	628
Profit / (loss) from intersegment sales	-	21	21	-	-	-
Income tax recovery / (expense)	-	(171)	(171)	(3,077)	-	(3,077)
Segment assets	17,171	30,721	47,892	13,564	-	13,564

12 months ended December 31, USD'000	2023		
	Semiconductors	ASIC	Total
Revenues from external customers	30,058	-	30,058
Intersegment revenues	-	-	-
	30,058	-	30,058
Reconciliation of revenue			
Elimination of intersegment revenue	-	-	-
Total consolidated revenue	-	-	30,058
Less:[1]			
Cost of revenue	16,009	-	16,009
Segment gross profit	14,049	-	14,049
Less:[1]			
Total operating expenses	12,300	-	12,300
Other segment items	(1,706)	-	(1,706)
Segment profit /(loss) before income taxes	3,455	-	3,455
Reconciliation of profit or loss (segment profit/(loss))			
Other profit or loss[2]	-	-	(6,498)
Elimination of intersegment profits	-	-	-
Loss before income taxes	-	-	(3,043)
Other segment disclosures			
Interest revenue	88	-	88
Interest expense	109	-	109
Depreciation and amortization	571	-	571
Profit / (loss) from intersegment sales	-	-	-
Income tax recovery / (expense)	(218)	-	(218)
Segment assets	23,736	-	23,736

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(2) Profit or loss from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments. It also includes the holding company SEALSQ Corp, that does not meet the definitions of a reportable segment.

Other segment items for each reportable segment are made up of non-operating expenses, including management expenses, foreign exchanges gains and losses, debt discount amortization and financing costs.

USD'000	As at December 31, 2025	2024
Asset reconciliation		
Total assets from reportable segments	47,892	13,564
Other assets (incl. goodwill)[1]	524,536	110,502
Elimination of intersegment receivables	(29,737)	(7,168)
Elimination of intersegment investments	(38,512)	(19,332)
Consolidated total assets	504,179	97,566

(1) Assets from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments. Most of Other assets refers to SEALSQ Corp, as the holding is currently excluded from the reportable segments. Most of Other assets consists of cash.

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region USD'000	12 months ended December 31, 2025	2024	2023
North America	10,487	7,500	16,531
Europe, Middle East & Africa	4,444	1,839	9,985
Asia Pacific	3,227	1,642	3,466
Latin America	94	-	76
Total net sales	18,252	10,981	30,058

Property, plant and equipment, net of depreciation, by region USD'000	As at December 31, 2025	As at December 31, 2024
Europe, Middle East & Africa	3,770	3,201
Total Property, plant and equipment, net of depreciation	3,770	3,201

Note 40.   Earnings / (Loss) per share

The computation of basic and diluted net earnings / (loss) per share for the Group is as follows:

	12 months ended December 31,		
Earnings / (loss) per share	2025	2024	2023
Net loss (USD'000)	(34,194)	(21,201)	(3,268)
Effect of potentially dilutive instruments on net gain (USD'000)	n/a	n/a	n/a
Net loss after effect of potentially dilutive instruments (USD'000)	(34,194)	(21,201)	(3,268)
Ordinary shares used in net earnings / (loss) per share computation:			
Weighted average shares outstanding - basic	135,029,729	27,749,590	7,799,766
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average shares outstanding - diluted	135,029,729	27,749,590	7,799,766
Net loss per ordinary share			
Basic weighted average loss per share (USD)	(0.24)	(0.60)	(0.21)
Diluted weighted average loss per share (USD)	(0.24)	(0.60)	(0.21)
F shares used in net earnings / (loss) per share computation:			
Weighted average shares outstanding - basic	1,499,800	1,499,700	1,499,700
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average shares outstanding - diluted	1,499,800	1,499,700	1,499,700
Net loss per F share			
Basic weighted average loss per share (USD)	(1.20)	(3.01)	(1.07)
Diluted weighted average loss per share (USD)	(1.20)	(3.01)	(1.07)

Shares	2025	2024	2023
Company posted	Net loss	Net loss	Net loss
Basic weighted average ordinary shares outstanding	135,029,729	27,749,590	7,799,766
Basic weighted average F shares outstanding	1,499,800	1,499,700	1,499,700
Dilutive effect of common stock equivalents	n/a	n/a	n/a
Dilutive weighted average common stock outstanding	n/a	n/a	n/a

Dilutive vehicles with anti-dilutive effect	2025	2024	2023
Ordinary shares			
Total stock options	558,962	245,165	-
Total warrants	92,583,332	-	-
Total convertible instruments	-	-	1,559,828
Total number of ordinary shares from dilutive vehicles with anti-dilutive effect	93,142,294	245,165	1,559,828

Dilutive vehicles with anti-dilutive effect	2025	2024	2023
F shares			
Total stock options	-	-	77
Total number of F shares from dilutive vehicles with anti-dilutive effect	-	-	77

Note 41.   Legal proceedings

We are currently not party to any legal proceedings and claims that are not provided for in our financial statements.

Note 42.   Related parties disclosure

Subsidiaries

As at December 31, 2025, the consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2025	% ownership as at December 31, 2024	Nature of business
SEALSQ France SAS	France	2010	EUR 1,473,162	100%	100%	Chip manufacturing, sales & distribution
SEALSQ Japan KK	Japan	2017	JPY 1,000,000	100%	100%	Sales & distribution
SEALSQ France Taiwan Branch	Taiwan	2017	TWD 100,000	100%	100%	Sales & distribution
SEALSQ USA Ltd	U.S.A.	2024	Nil	100%	100%	Sales & distribution
IC'Alps SAS	France	2025	EUR 1,100,000	100%	n/a	Custom ASIC design services

Unconsolidated affiliates

As per the table below, as at December 31, 2025, the Group holds two equity investments in unconsolidated affiliates over which it exercises significant influence, but which is not consolidated because the Group does not control the entities. As detailed in Note 20, these investments are accounted for under the equity method of accounting in accordance with ASC 323.

Company Name	% ownership as at December 31, 2025	% ownership as at December 31, 2024	Nature of relationship
The WeCan Group AG	31.87%	n/a	Equity method investment
Quantix Edge Security, S.L.	5.0%	n/a	Equity method investment

Unconsolidated related party affiliates

As of December 31, 2025, the Group holds one equity investment in an unconsolidated related party affiliate over which it exercises significant influence, but which is not consolidated because the Group does not control the entity . As detailed in Note 21, the investments is accounted for under the equity method of accounting in accordance with ASC 323.

Company Name	% ownership as at December 31, 2025	% ownership as at December 31, 2024	Nature of relationship
WISeSat.Space Corp	8.08%	n/a	Equity method investment

Related party transactions and balances

Related Parties (in USD'000)	Receivables as at December 31, 2025	December 31, 2024	Payables as at December 31, 2025	December 31, 2024	Net expenses to in the year ended December 31, 2025	2024	2023	Net income from in the year ended December 31, 2025	2024	2023
1 Carlos Moreira	-	-	614	953	-	-	-	-	-	-
2 John O'Hara	-	-	4	381	-	-	-	-	-	-
3 Ruma Bose	-	-	-	13	162	97	33	-	-	-
4 Cristina Dolan	-	-	-	13	222	74	-	-	-	-
5 David Fergusson	-	-	14	-	173	18	-	-	-	-
6 Danil Kerimi	-	-	-	13	27	105	8	-	-	-
7 Eric Pellaton	-	-	-	13	161	74	-	-	-	-
8 Peter Ward	-	-	-	-	1,381	6	-	-	-	-
9 Hossein Rahnama	-	-	-	-	85	-	-	-	-	-
10 WISeKey International Holding AG	8,107	-	1,563	4,821	1,864	4,752	5,283	2,332	-	-
11 WISeKey SA	81	-	270	237	730	978	-	-	-	-
12 WISeKey USA Inc	-	-	-	-	-	-	827	-	-	-
13 WISeKey Semiconductors GmbH	-	-	-	-	-	84	180	-	-	-
14 WISeCoin AG	-	-	347	3,445	9	75	75	-	-	-
15 SEALCoin AG	468	223	-	-	-	-	-	209	227	-
Total	8,656	223	2,812	9,889	4,814	6,263	6,406	2,541	227	-

1. Carlos Moreira is a member of the Board and the CEO of SEALSQ Corp. A short-term payable to Carlos Moreira in an amount of USD 614,335 was outstanding as at December 31, 2025, made up of accrued bonuses and social charges thereon.

2. John O'Hara is a member of the Board and the CFO of SEALSQ Corp. A short-term payable to John O'Hara in an amount of USD 3,848 was outstanding as at December 31, 2025, in relation to a tax refund .

3. Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended December 31, 2025 relate to her Board fee.

4. Cristina Dolan is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended December 31, 2025 relate to her Board fee.

5. David Fergusson is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended, and the payable balance as at December 31, 2025 relate to his Board fee.

6. Danil Kerimi is a former member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended December 31, 2025 relate to his Board fee.

7. Eric Pellaton is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended December 31, 2025 relate to his Board fee.

8. Peter Ward is a member of the board of directors of SEALSQ Corp and was the CFO of the Group until January 2024. The expenses recorded in the income statement in the year to, December 31, 2025 relate to his Board fee and a bonus granted in relation to the 2023 financial year to the management during Mr. Ward's tenure as CFO of SEALSQ.

9. Hossein Rahnama is a former member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended December 31, 2025 relate to his Board fee.

10. WISeKey International Holding AG has a controlling interest in the SEALSQ Group. It provides financing and management services, including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management, information technology and general management. The expenses in relation to WISeKey International Holding AG recorded in the income statement in the year to, and the payable balance as at December 31, 2025, relate to interest and the recharge of management services. The income in relation to WISeKey International Holding AG recorded in the income statement in the year to December 31, 2025 relates to the recharge of management services, and the receivable balance as at December 31, 2025, relates to the transfer of the pension liability for employees transferred from WISeKey to SEALSQ, the recharge of management services and advances.

11. WISeKey SA is part of the group headed by WISeKey International Holding AG (the **"WISeKey Group"**) and employs supporting staff who work for the SEALSQ Group. The expenses in relation to WISeKey SA recorded in the income statement in the year to, and the payable balance as at December 31, 2025, relates to the recharge of employee costs and management services. The receivable balance as at December 31, 2025, relates to the transfer of the pension liability for employees transferred from WISeKey SA to SEALSQ, the recharge of management services .

12. WISeKey USA Inc is part of the WISeKey Group.

13. WISeKey Semiconductors GmbH is part of the WISeKey Group and employs sales staff who work for the SEALSQ Group.

14. WISeCoin AG is part of the WISeKey Group. The expenses in relation to WISeCoin AG recorded in the income statement in the year to December 31, 2025 relate to loan interest, and the remaining payable balance relates to the outstanding loan and accrued interest.

15. SEALCOIN AG is part of the WISeKey Group. The income in relation to SEALCOIN AG recorded in the income statement in the year ended, and the receivable balance as at, December 31, 2025, relate to services provided by SEALSQ.

Note 43.   Subsequent events

Investment in EeroQ

On February 16, 2026, the Group entered into a second **Simple Agreement for Future Equity ("SAFE") with EeroQ Corporation for a total** investment of USD 1 million. The investment does not convey equity ownership, voting rights, or significant influence at inception.

Share Purchase Agreement with Several Institutional Investors signed in March 2026

On March 16, 2026, the Group entered into a Securities Purchase Agreement (the "March 2026 SPA") with several institutional investors in connection with a registered direct offering led by Heights Capital Management, Inc. Pursuant to the March 2026 SPA, the Group agreed to sell and issue (i) 22,913,630 ordinary shares in the registered direct offering and (ii) pre-funded ordinary share purchase warrants to purchase up to 7,500,000 ordinary shares (the "Pre-funded Warrants") together with Class D ordinary share purchase warrants to purchase up to 60,827,260 ordinary shares (the "Class E Warrants" and, together with the Pre-funded Warrants, the "Private Warrants"), for aggregate gross proceeds of USD 125 million.
Each Pre-funded Warrant is exercisable for one ordinary share at an exercise price of USD 0.0001 per share and is immediately exercisable until exercised in full. The Class E Warrants are immediately exercisable, have an exercise price of USD 5.50 per ordinary share, and expire seven years from the date of issuance. Each Class E Warrant is exercisable for one ordinary share.

Proposed Acquisition of Miraex SA

On March 24, 2026, SEALSQ Corp. entered into a Letter of Intent (the "LOI") to acquire 100% of the issued and outstanding share capital of Miraex SA, a company incorporated in Switzerland, for an aggregate cash purchase price of CHF 4,000,000, exclusive of the repayment of Miraex SA's outstanding convertible loans estimated at CHF 565,178.74. Immediately following completion of the proposed transaction, SEALSQ intends to subscribe to a capital increase of up to CHF 1,000,000 to support Miraex SA's operations through fiscal years 2026 and 2027.
Concurrently with the execution of the LOI, SEALSQ and Miraex SA entered into a convertible loan agreement in the principal amount of CHF 500,000 to provide interim bridge financing to preserve Miraex SA's operations pending completion of the proposed transaction, with the amount disbursed to be credited against SEALSQ's obligation under the aforementioned capital increase. The LOI includes a 60-day exclusivity period during which Miraex SA may not solicit or enter into discussions with third parties regarding any competing transaction. Completion of the proposed acquisition remains subject to customary conditions, including SEALSQ's satisfactory completion of due diligence, shareholder approval, and the absence of any material adverse change affecting Miraex SA.

OSOP Exercise

After December 31, 2025, under the Rule 10b5-1 trading plan set up by the SEALSQ Group, 903,120 options on ordinary shares were granted under the OSOP and 935,240 options on ordinary shares were exercised.

Note 44.   Impacts of ongoing conflicts and regulatory changes

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.
The SEALSQ group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group's supply chain in the future.

As at December 31, 2025, SEALSQ assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas and U.S./Israel–Iran conflicts

Israel's declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty. On February 28, 2026, the U.S. and Israel launched coordinated strikes against Iran**: Iran's retaliation attacks expanded the conflict** beyond just Iran and Israel and has threatened some commercial routes, especially traffic through the Strait of Hormuz.

The SEALSQ group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of these conflicts on its operations. **SEALSQ's supply chain is not dependent on commercial route** through and around the Strait of Hormuz. However, depending on their duration and intensity, these conflicts **may adversely affect the global economy, financial markets and the Group's supply chain in the future.**

As at December 31, 2025 and as of the filing date, SEALSQ assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

Our business could suffer as a result of tariffs and trade sanctions or similar actions

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Recently, U.S. government leaders have increased their frequency of discussion of the imposition of stronger tariffs, sanctions, and other restrictions on goods exported from the United States or imported into the United States, and non-U.S. government leaders have increased their discussion of countermeasures. For example, in February 2025, the United States announced a proposed 25% tariff on imports of all semiconductor chips into the United States. As of March 2025, the U.S. President has reserved for further increases in the scope and amount of tariffs in the event of retaliatory countermeasures, and the future of existing tariffs, and as a result, the possibility for new tariffs and countermeasures, remains very uncertain. Although a large amount of our supply chain does not currently directly import products to the United States as we supply to contract manufacturers outside the United States, there is a possibility that any future tariffs may still impact upon our ability to sell our product and to remain competitive in the market. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

As at December 31, 2025, SEALSQ assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.